 

LEVERAGING OUR STRENGTHS

2024 ANNUAL REPORT



A MESSAGE FROM THE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

To My Fellow Stakeholders,

Last year we reported that Henry Schein was working tirelessly to uphold our brand promise - Rely On Us – following some disruption to our operations in the fourth quarter of 2023. Thanks to the relentless efforts of Team Schein, during 2024 we successfully achieved this goal, re-engaging with our customers, delivering high levels of customer service and satisfaction, and we are now looking ahead with a commitment to grow our business from the strong base we have built.

We continued to make progress throughout the year on our recently completed 2022–2024 BOLD+1 Strategic Plan, exceeding our 2024 target of generating 40% of our worldwide operating income from high-growth, high-margin businesses. BOLD+1 has become the foundation of our transformation into a higher growth, higher margin, customer-centric, digitally advanced and more agile and efficient company, with the opportunity to further leverage synergies across our complementary businesses.

For the full-year 2024, our high-growth, high-margin businesses accounted for approximately 41% of our total operating income. Including income from our corporate brand product offerings, this increases to approximately 50% of total operating income and almost $3 billion, or 25%, of our sales. Henry Schein has a strong track record of delivering double-digit earnings growth, with a non-GAAP earnings per share (EPS) compound annual growth rate of 12.4%[*] since our IPO. While recently we have faced several headwinds, including macroeconomic pressures, volatility in the personal

protective equipment category and COVID test kit sales, and the cyber incident, we remain confident in the underlying strength of our business.

Financial Results[**]

Our 2024 results reflect stable end markets and sequential market share gains. Total net sales reached $12.7 billion, an increase of 2.7% from 2023. GAAP net income was $390 million, or $3.05 per diluted share, compared to $416 million, or $3.16 per diluted share, in 2023. Non-GAAP net income increased to $605 million, or $4.74 per diluted share, versus $593 million, or $4.50 per diluted share, in 2023. Operating cash flow in 2024 was $848 million, compared to $500 million in 2023, and we made strategic acquisitions including investments in non-controlling interests of $485 million, and completed $385 million in stock repurchases.

We are pleased with the performance of our recent strategic acquisitions as well as the successful launch of certain internally developed products and services. This includes the Tapered Pro Conical dental implant in the U.S., developed and manufactured by our BioHorizons subsidiary, which significantly expands the U.S. market we are able to serve. There were also new developments to enhance the functionality of our Dentrix® and Dentrix Ascend® practice management software solutions. This includes Eligibility Pro software, providing practices important patient information on insurance coverage, and Reserve with Google, providing functionality for patients to book a dental appointment directly from Google's Chrome browser.

Our BOLD+1 Strategy: Strengthening Our Competitive Advantage

The BOLD+1 strategy, as a brief reminder, involves **Building** complementary software, specialty, and services businesses for high growth; **Operationalizing** our One Distribution approach to







deliver an exceptional customer experience, and increase efficiency, and growth; **Leveraging** all of Henry Schein's businesses and solutions to broaden and deepen customer relationships; and **Driving** digital transformation for our customers and for Henry Schein. In doing so, we believe that by executing on these pillars we deliver differentiated solutions that make our customers' practices more successful and improve patient outcomes.

In 2024, some of our key accomplishments included:

- **Building** on our leadership in global dental software, endodontics, and implants. We also entered the extremities niche of the attractive orthopedic market through the acquisition of TriMed, providing solutions for the orthopedic treatment of lower extremities (foot and ankle) and upper extremities (primarily hand and wrist), which complements our Brasseler medical instruments business. We have also expanded our home solutions offering, building this business to a $400 million annual revenue platform.

- Implementing **operational** efficiencies and integrated manufacturing facilities through our restructuring plan, which we expect to provide $75 million to $100 million in annual run-rate savings by the end of 2025.

- **Leveraging** Henry Schein's corporate brand and distribution networks to drive stronger sales.

- Continuing to **digitalize** our operations with AI-driven tools, e-commerce expansion, and software development. This included the successful launch of our new Global eCommerce Platform (GEP) in the UK and Ireland, where customer feedback has been very positive, and we are planning its rollout later this year in the U.S.

As we execute on our strategy, we remain committed to the "+1" element of BOLD+1: creating value for all our stakeholders, including customers, suppliers, stockholders, society, and Team Schein. Sustainability remains a core element of value-creation, including building upon our validated science-based targets and establishing a net zero transition plan to advance our global climate roadmap. In 2024, we focused on advancing a culture of wellness and engagement for TSMs and continued to expand initiatives and policies promoting inclusivity and collaboration. By continuing to invest in our values – **Community, Caring, and Career** – and being a most trusted partner to our team and all of our stakeholders, we can achieve greater growth and profitability while making the world healthier, together.

A New Era

To continue to advance our strategy, we have streamlined our organizational structure into two groups to oversee our businesses. We named **Andrea Albertini** to the position of CEO, Global Distribution and Technology, overseeing the further integration of our distribution, value-added services, and technology solutions businesses. **Tom Popeck**, as CEO of the Henry Schein Products Group, will lead a group of businesses, including dental implants, biomaterials, endodontics, orthodontics, orthopedics, as well as the Henry Schein-brand product portfolio. We believe these changes will enhance growth by expanding our product and service offerings, strengthening our e-commerce business, and improving operational efficiencies. Along with this new organizational structure, we have also updated our reportable segments to align with the new management reporting, thereby providing clearer line-of-sight into our business performance for investors.

While we are excited about these changes, it is with mixed emotions that earlier this year we announced the transition of two long-tenured Henry Schein leaders to the role of Senior Advisor. One is my partner, Jimmy Breslawski, with whom I have worked for 49 years. Jimmy joined Henry Schein in 1980 when the Company had just $42 million in revenues and operated out of a combined office and distribution center building in Port Washington, New York. Jimmy served in many roles at the Company, most recently as President and Vice Chairman. Brad Connett is also transitioning to Senior Advisor after a long and successful career. Brad joined Henry Schein in 1997 and most recently served as Chief Executive Officer of our North America Distribution Group.

I would like to recognize the contributions both these leaders have made to the Company, and we are fortunate that we will continue to benefit from Jimmy's and Brad's experience as they will continue to serve on our Executive Management Committee.

Our 2025 – 2027 BOLD+1 Strategic Plan

The structural foundation of Henry Schein's 2025 – 2027 BOLD+1 strategy is reflected in each of our three key businesses – distribution and value-added services, owned-brand self-manufacturing, and technology. While Henry Schein's historic strength has been in product distribution, we have been successful building a portfolio of complementary high-growth, high-margin technology and owned-brand manufacturing businesses. Our focus is now to leverage these businesses to provide our customers with an integrated offering of solutions unmatched in the industry. Through **Leveraging Our Strengths** across the organization, we expect to accelerate growth in our owned-brands businesses and further develop differentiated solutions and product offerings for our customers.

KKR's recent investment as our largest non-index shareholder underscores confidence in our strategy, and our ability to achieve high-single-digit to low-double-digit earnings expansion in the near future. Together, Henry Schein and KKR will collaborate to pursue additional opportunities to create shareholder value and drive the business in its next phase of growth.

Board of Directors Updates

As we advance our strategy and evolve Henry Schein, we are ensuring our Board of Directors has the background and skills to advance the needs of our business. We are pleased to welcome Robert J. Hombach as an independent director, further strengthening our governance and strategic oversight. His extensive experience in the health care industry and financial leadership will be invaluable. We also expect KKR representatives Max Lin and William "Dan" Daniel to join our Board once KKR has received certain regulatory approvals in connection with its investment in Henry Schein.

We also extend our sincere gratitude to Carol Raphael and Mark Mlotek, who will be stepping down as directors following our 2025 Annual Meeting. Carol has served on the Board since 2012 and has provided valuable leadership through our Strategic Advisory Committee and Regulatory, Compliance and Cybersecurity Committee. Mark has served on our Board since 1995. We are pleased that he will continue in his role as Henry Schein's Executive Vice President and Chief Strategic Officer, and as a member of our Executive Management Committee.

Our Bright Future Ahead

As we navigate an evolving macroeconomic landscape, Henry Schein remains focused on executing our comprehensive growth strategy, building on our proven track record of earnings growth, and leveraging our leadership in key markets. We have expanded and utilized our highly complementary product, service, and technology portfolio to deepen partnerships with customers and suppliers. We have a skilled and experienced leadership team, as well as exceptional individuals who comprise Team Schein, to drive success.

Along with the entire Henry Schein Board of Directors, I extend my sincerest thanks to all Team Schein Members for their dedication and hard work. It is because of Team Schein that I remain confident in Henry Schein's future and in our ability to deliver on our commitments to our five constituencies that make up the Henry Schein Mosaic of Success: Team Schein, customers, supplier partners, stockholders, and society. We remain steadfast in our commitment to deliver long-term value and to advance our mission of assisting health care professionals to provide quality care while making the world healthier.

We are committed to rewarding you for your investment and trust in us.

Sincerely,

Stanley M. Bergman
Chairman of the Board and Chief Executive Officer
March 2025

Forward-looking statements made in this report are subject to the risks specified in the Safe Harbor statement in the Company's Form 10-K filing and forward-looking statement language in our press release filed on Form 8-K on February 25, 2025.

* See GAAP to non-GAAP reconciliation in the Supplemental Information section of our IR website page:
  https://investor.henryschein.com/financials-filings

** See reconciliation of GAAP and non-GAAP measures on page 8.



EXECUTIVE MANAGEMENT








Stanley M. Bergman *Andrea Albertini* *R. Steven Boggan* *James P. Breslawski* *Brad Connett* *Michael S. Ettinger*








David Kochman *Mark E. Mlotek* *James Mullins* *Kelly Murphy* *Christopher Pendergast* *Tom Popeck*






Christine Sheehy *Walter Siegel* *Ronald N. South* *Bianka Wilson*

BOARD OF DIRECTORS



Top row, left to right: Reed V. Tuckson, M.D., FACP, Scott Serota, Robert J. Hombach, Bradley T. Sheares, Ph.D., Philip A. Laskaway, Kurt P. Kuehn, Mark E. Mlotek, Mohamad Ali; bottom row, left to right: Anne H. Margulies, Carol Raphael, Stanley M. Bergman, Joseph L. Herring, Deborah Derby, Carole T. Faig

As of April 9, 2025

EXECUTIVE MANAGEMENT

Stanley M. Bergman*	Chairman of the Board and Chief Executive Officer
Andrea Albertini*	Chief Executive Officer, Global Distribution and Technology
R. Steven Boggan	Co-Chief Executive Officer, Global Oral Reconstruction Group
James P. Breslawski	Senior Advisor
Brad Connett	Senior Advisor
Michael S. Ettinger*	Executive Vice President, Chief Operating Officer
David Kochman	Senior Vice President, Chief Corporate Affairs Officer
Mark E. Mlotek*	Executive Vice President, Chief Strategic Officer
James Mullins	Senior Vice President, Global Supply Chain
Kelly Murphy	Senior Vice President, General Counsel
Christopher Pendergast	Senior Vice President, Chief Technology Officer
Tom Popeck*	Chief Executive Officer, Henry Schein Products Group
Christine Sheehy	Senior Vice President, Chief Human Resources Officer
Walter Siegel*	Senior Vice President, Chief Legal Officer
Ronald N. South*	Senior Vice President, Chief Financial Officer
Bianka Wilson	Co-Chief Executive Officer, Global Oral Reconstruction Group

BOARD OF DIRECTORS

Stanley M. Bergman	Chairman of the Board and Chief Executive Officer
Mohamad Ali	Senior Vice President and Head of IBM Consulting, IBM Corporation
Deborah Derby	Operating Partner, Garnett Station Partners; and Former President and CEO, Carrols Restaurant Group, Inc.
Carole T. Faig	Former U.S. Health Sector Leader, EY LLP
Joseph L. Herring	Former Chairman and Chief Executive Officer, Covance Inc.
Robert J. Hombach	Former Executive Vice President, CFO and COO, Baxalta, Inc.
Kurt P. Kuehn	Former Chief Financial Officer, United Parcel Service, Inc.
Philip A. Laskawy	Lead Director, Henry Schein, Inc.; and Retired Chairman and CEO, EY LLP
Anne H. Margulies	Former Vice President and Chief Information Officer, Harvard University
Mark E. Mlotek	Executive Vice President, Chief Strategic Officer
Carol Raphael	National Advisor, Manatt Health Solutions; and Former President and Chief Executive Officer, Visiting Nurse Service of New York
Scott Serota	Former President and Chief Executive Officer of Blue Cross Blue Shield Association
Bradley T. Sheares, Ph.D.	Former Chief Executive Officer, Reliant Pharmaceuticals, Inc.; and Former President of U.S. Human Health, Merck & Co.
Reed V. Tuckson, M.D., FACP	Managing Director of Tuckson Health Connections, LLC; Co-Founder and Convener, Black Coalition Against COVID-19; and Co-Founder and Board Chairman of the Coalition For Trust in Health & Science

*Executive Officers

COMMON STOCK

Henry Schein Common Stock trades on the Nasdaq® Stock Market under the symbol "HSIC."

STOCKHOLDER REPORTS AND INVESTOR INQUIRIES

For stockholder inquiries, including requests for quarterly and annual reports, contact our Investor Relations department at (631) 843-5500, or email your request to investor@henryschein.com. Printed materials can also be requested through the Company's Website.

FORM 10-K

Our Annual Report on Form 10-K for the fiscal year ended December 28, 2024 has been filed with the SEC and is available free of charge through our website, www.henryschein.com. Stockholders may also obtain a copy of the Form 10-K upon request via email at investor@henryschein.com. In response to such request, the Company will furnish without charge the Form 10-K, including financial statements, financial schedules, and a list of exhibits.

INDEPENDENT AUDITORS

BDO USA, P.C.
200 Park Avenue
New York, New York 10166

LEGAL COUNSEL

Proskauer Rose LLP
Eleven Times Square,
New York, New York 10036

STOCK TRANSFER AGENT

For address changes, account cancellation, registration changes, and lost stock certificates, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
(212) 509-4000



NON-GAAP DISCLOSURES

The following table sets forth, for the applicable periods, a reconciliation of operating income and net income attributable to Henry Schein, Inc., and diluted earnings per share presented following generally accepted accounting principles in the United States ("GAAP") to these measures adjusted to reflect the effects of restructuring and integration costs, litigation settlements, impairment of intangible and capitalized assets, acquisition intangible amortization, cyber incident net proceeds and costs, change in contingent consideration and costs associated with shareholder advisory matters.

USE OF NON-GAAP MEASURES

The information in the table includes financial measures that are not calculated and presented in accordance with GAAP. The table reconciles differences between each of operating income, net income attributable to Henry Schein, Inc., and diluted earnings per share attributable to Henry Schein, Inc., each as presented in accordance with GAAP, and comparable non-GAAP amounts. We eliminated the effect of the items listed below to assist in evaluating the underlying operational performance of our business, excluding such costs, over the periods presented. Management believes that non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance and allow for greater transparency with respect to key metrics used by management in operating our business. These non-GAAP financial measures are presented solely for informational and comparative purposes and should not be regarded as a replacement for corresponding, similarly captioned, GAAP measures.

NOTES

(1) During 2024, we recorded restructuring costs of $110 million ($79 million, net of tax and noncontrolling interests). During 2023, we recorded restructuring costs of $80 million ($53 million, net of tax and noncontrolling interests). During 2022, we recorded restructuring and integration costs of $131 million ($103 million net of tax and noncontrolling interests). The effect that these charges had on 2024, 2023, and 2022 earnings per diluted share attributable to Henry Schein, Inc. was ($0.62), ($0.40), and ($0.74), respectively.

(2) During 2024, we recorded a charge of $5 million ($4 million, net of tax) related to estimated settlement amounts for litigation related to the October 2023 cyber incident and settlement of certain opioid related lawsuits during year-to-date 2024. The effect that this charge had on earnings per diluted share attributed to Henry Schein, Inc. was ($0.03).

(3) During 2024, 2023, and 2022, we recorded impairment charges on certain intangible assets of $1 million ($0 million, net of tax), $7 million ($5 million, net of tax and noncontrolling interests), and $34 million ($23 million net of tax and noncontrolling interests), respectively. The effect that these charges had on 2024, 2023, and 2022 earnings per diluted share attributable to Henry Schein, Inc. was ($0.00), ($0.04), and ($0.16), respectively.

(4) Represents impairment of certain capitalized asset costs of $12 million ($6 million, net of tax and noncontrolling interests) during 2024 and $27 million ($19 million, net of tax) recorded during 2023. The effect that these costs had on 2024 and 2023 diluted earnings per share attributed to Henry Schein, Inc. was ($0.05) and ($0.15), respectively.

(5) Represents cyber incident insurance proceeds, net of third-party advisory expenses of $31 million ($23 million, net of taxes) during 2024 and one time professional and other fees of $11 million ($8 million, net of taxes) during 2023, related to our Q4 2023 cyber incident. The effect that these costs had on 2024 and 2023 diluted earnings per share attributed to Henry Schein, Inc. was $0.18 and ($0.06), respectively.

(6) During 2024, 2023, and 2022, we recorded amortization expense from acquired intangible assets of $184 million ($112 million, net of tax and noncontrolling interests), $151 million ($92 million, net of tax and noncontrolling interests), and $126 million ($78 million net of tax and noncontrolling interests), respectively. The effect that these charges had on 2024, 2023, and 2022 earnings per diluted share attributable to Henry Schein, Inc. was ($0.88), ($0.70), and ($0.57), respectively.

(7) Represents a change in the fair value of contingent consideration $45 million ($35 million, net of taxes) recorded during year-to-date 2024 related to certain 2022 and 2023 acquisitions. The effect that this charge had on earnings per diluted share attributed to Henry Schein, Inc. was ($0.27).

(8) Represents costs associated with shareholder advisory matters of $2 million ($2 million, net of taxes) recorded during year-to-date 2024. The effect that this charge had on earnings per diluted share attributed to Henry Schein, Inc. was ($0.01).

	YEARS ENDED		
	December 28, 2024	December 30, 2023	December 31, 2022
	(in millions, except per share data)		
Operating income (GAAP)	$ 621	$ 615	$ 747
Operating margin (GAAP)	4.9%	5.0%	5.9%
Non-GAAP Adjustments:			
Restructuring and integration costs (1)	$ 110	$ 80	$ 131
Litigation settlements (2)	$ 5	$ --	$ --
Impairment of intangible assets (3)	$ 1	$ 7	$ 34
Impairment of capitalized assets (4)	$ 12	$ 27	$ --
Cyber incident insurance proceeds, net of third-party advisory expenses (5)	$ (31)	$ 11	$ --
Acquisition intangible amortization (6)	$ 184	$ 151	$ 126
Change in contingent consideration (7)	$ 45	$ --	$ --
Costs associated with shareholder advisory matters (8)	$ 2	$ --	$ --
Adjusted operating income (Non-GAAP)	$ 949	$ 890	$ 1,038
Adjusted operating margin (Non-GAAP)	7.5%	7.2%	8.2%
Net income attributable to Henry Schein, Inc. (GAAP)	$ 390	$ 416	$ 538
Adjustments, net of tax and attribution to noncontrolling interests:			
Restructuring and integration costs (1)	$ 79	$ 53	$ 103
Litigation settlements (2)	$ 4	$ --	$ --
Impairment of intangible assets (3)	$ --	$ 5	$ 23
Impairment of capitalized assets (4)	$ 6	$ 19	$ --
Cyber incident insurance proceeds, net of third-party advisory expenses (5)	$ (23)	$ 8	$ --
Acquisition intangible amortization (6)	$ 112	$ 92	$ 78
Change in contingent consideration (7)	$ 35	$ --	$ --
Costs associated with shareholder advisory matters (8)	$ 2	$ --	$ --
Adjusted net income attributable to Henry Schein, Inc. (Non-GAAP)	$ 605	$ 593	$ 741
Diluted earnings per share attributable to Henry Schein, Inc. (GAAP)	$ 3.05	$ 3.16	$ 3.91
Diluted earnings per share attributable to Henry Schein, Inc. (Non-GAAP)	$ 4.74	$ 4.50	$ 5.38
Diluted weighted-average common shares outstanding	127,779	131,748	137,756

Note: Amounts may not sum due to rounding.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K


(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the fiscal year ended December 28, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   For the transition period from _____ to _____


Commission file number 0-27078
HENRY SCHEIN, INC.
(Exact name of registrant as specified in its charter)


Delaware	**11-3136595**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**


135 Duryea Road
Melville, New York
(Address of principal executive offices)
11747
(Zip Code)

(631) 843-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	HSIC	The Nasdaq Global Select Market


Securities registered pursuant to Section 12(g) of the Act: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES: ☒   NO: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES: ☐   NO: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES: ☒   NO: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
YES: ☒   NO: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☒   Accelerated filer: ☐   Non-accelerated filer: ☐   Smaller reporting company: ☐
Emerging growth company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
YES: ☐   NO: ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, computed by reference to the closing sales price as quoted on the Nasdaq Global Select Market on June 29, 2024, was approximately $8,092,479,000.

As of February 18, 2025, there were 124,176,781 shares of registrant's Common Stock, par value $.01 per share, outstanding.


Documents Incorporated by Reference:


Portions of the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year (December 28, 2024) are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

ITEM 1. Business

General

Henry Schein, Inc. is a solutions company for health care professionals powered by a network of people and technology. We believe we are the world's largest provider of health care products and services primarily to office-based dental and medical practitioners, as well as alternate sites of care. Our philosophy is grounded in our commitment to help customers operate a more efficient and successful business so the practitioner can provide better clinical care.

With 93 years of experience distributing health care products, we have built a vast base of small, mid-sized and large customers in the dental and medical markets, serving more than one million customers worldwide across dental practices, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and other alternate care clinics.

We are headquartered in Melville, New York and employ approximately 25,000 people. Approximately 49% of our workforce is based in the United States and 51% outside of the United States. Our operations or affiliates are located in 33 countries and territories. Our broad global footprint has evolved over time through organic growth as well as through the contribution from our strategic acquisitions.

We stock a comprehensive selection of more than 300,000 branded products and Henry Schein corporate brand products through our main distribution centers. Our infrastructure, including over 5.4 million square feet of space in 36 strategically located distribution centers and 0.5 million square feet of space in 15 manufacturing facilities around the world, enables us to historically provide rapid and accurate order fulfillment, better serve our customers and increase our operating efficiency. This infrastructure, together with broad product and service offerings at competitive prices, and a strong commitment to customer service, enables us to be a single source of supply for our customers' needs, which we believe is a competitive advantage.

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology.

Global Distribution and Value-Added Services includes distribution to the global dental and medical markets of national brand and corporate brand merchandise, as well as equipment and related technical services. This segment also includes value-added services such as financial services, continuing education services, consulting and other services. This segment also markets and sells under our own corporate brand, a portfolio of cost-effective, high-quality consumable merchandise. Global Specialty Products includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services. Global Technology includes development and distribution of practice management software, e-services, and other products, which are distributed to health care providers.

Recent Developments

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments" herein for a discussion related to recent Company developments.

Industry

The distribution and value-added services industry, as it relates to office-based health care practitioners, is fragmented and diverse. The industry ranges from sole practitioners working out of relatively small offices to mid-sized and large group practices ranging in size from a few practitioners to several hundred practices owned or operated by dental support organizations ("DSOs"), medical group purchasing organizations ("GPOs"), health maintenance organizations ("HMOs"), hospital systems or integrated delivery networks ("IDNs").

Due in part to the limited capacity of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based health care practice are typically made by the practitioner, hygienist or office manager. Supplies and small equipment are generally purchased from more than one distributor, with one generally serving as the primary supplier.

The distribution and value-added services industry should benefit from favorable long-term macro trends that should help stimulate patient traffic and demand for products and services. This includes an aging population, increased health care awareness and the importance of preventive care, an increasing understanding of the connection between good oral health and overall health, improved access to care globally, the proliferation of medical technology and testing, new pharmacology treatments and expanded third-party insurance coverage, partially offset by the effects of unemployment on insurance coverage and technological improvements, including the advancement of software and services, prosthetic solutions and telemedicine. In addition, the non-acute market continues to benefit from the shift of procedures and diagnostic testing from acute care settings to alternate-care sites, particularly physicians' offices and ambulatory surgery centers.

We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial, operating and marketing resources, seeking to combine with larger companies that can provide growth opportunities. This consolidation also may continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

In addition, customer consolidation will likely lead to multiple locations under common management and the movement of more procedures from the hospital setting to the physician or alternate care setting, as the health care industry is increasingly focused on efficiency and cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. It also has accelerated the growth of HMOs, group practices, other managed care accounts and collective buying groups such as DSOs and GPOs, which, in addition to their emphasis on obtaining products at competitive prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably affect demand for technology solutions, including software, which can enhance the efficiency and facilitation of practice management.

Competition

The distribution and manufacture of health care supplies and equipment is highly competitive. Many of the health care products we sell are available to our customers from a number of suppliers. In addition, our competitors could obtain exclusive rights from manufacturers to market particular products. Manufacturers also could seek to sell directly to end-users, and thereby eliminate or reduce our role and that of other distributors. In certain parts of the dental end market, such as those related to dental specialty products, and medical end market manufacturers already sell directly to end customers.

In North America, we compete with other distributors, as well as several manufacturers, of dental and medical products, primarily on the basis of price, breadth of product line, e-commerce capabilities, customer service and value-added products and services. In the dental distribution market, our primary competitors in the U.S. are the Patterson Dental division of Patterson Companies, Inc. and Benco Dental Supply Company. In addition, we compete against a number of other distributors that operate on a national, regional and local level. Our primary competitors in the U.S. medical distribution market, which accounts for the large majority of our global medical sales, are McKesson Corporation and Medline Industries, Inc., which are national distributors. We also compete with a number of regional and local medical distributors, as well as a number of manufacturers that sell directly to physicians and patients in their homes.

Outside of the U.S., we believe we are the only global distributor of supplies and equipment to dental practices and our competitors are primarily local and regional companies. We also face significant competition internationally, where we compete on the basis of price and customer service against several large competitors, including the GACD Group, Proclinic SA, Lifco AB, Nuent Group AB, Planmeca Oy and Billericay Dental Supply Co. Ltd., as well as a large number of other dental and medical product distributors and manufacturers in international countries and territories we serve.

Within Global Specialty Products, our primary competitors include Straumann, Envista, Zimvie, and Dentsply Sirona.

With regard to our dental software, we compete against numerous companies, including the Eaglesoft division of Patterson Companies, Inc., Carestream Dental LLC, Centaur Software Development Co Pty Ltd. (d.b.a. dental4windows, dental4web), Open Dental Software, Inc., PlanetDDS LLC, Good Methods Global Inc. (d.b.a. CareStack), Curve Dental, LLC., the NextGen division of Quality Systems, Inc., eClinicalWorks and Epic Systems Corporation. In other software end markets, including revenue cycle management, patient relationship management and patient demand generation, we compete with companies such as Vyne Medical, Weave Communications, Inc., and Solutionreach, Inc. Many of these competitors connect to our software platforms through our API program.

Manufacturing and Raw Materials

We manufacture certain of our products for our specialty businesses (oral surgery solutions including dental implants, endodontics, and orthopedics) at our 15 company manufacturing sites. We also outsource certain manufacturing to third parties. We purchase our raw materials from various third-party suppliers. No single supplier is material; however, raw materials may be sourced from a single supplier or a limited number of suppliers for reasons of quality assurance, regulatory requirements, cost, and availability.

We believe that we have a readily available supply of raw materials and components sourced from various suppliers, for our significant products.

We may experience shortages of raw materials or purchased components. In recent periods, we have experienced increased costs and shortages of purchased components, which had a negative impact on our profit margins and on our sales for certain product categories, due to our inability to fully satisfy demand.

Competitive Strengths

We have 93 years of experience in distributing products to health care practitioners resulting in strong awareness of the Henry Schein® brand. Our competitive strengths include:

A focus on meeting our customers' unique needs. We are committed to providing customized solutions to our customers that are driven by our understanding of the end markets we serve and that reflect the technology-driven products and services best suited for their practice needs. We are committed to continuing to enhance these offerings through organic investment in our products and our teams, as well as through the acquisition of new products and services that may help us better serve our customers.

Direct sales and marketing expertise. Our sales and marketing efforts are designed to establish and solidify customer relationships through personal or virtual visits by field sales representatives, frequent direct marketing and telesales contact, emphasizing our broad product lines, including exclusive distribution agreements, competitive prices and ease of order placement, particularly through our e-commerce platforms. The key elements of our direct sales and marketing efforts are:

- *Field sales consultants.* Our field sales consultants, including equipment sales specialists, covering major North American, European and other international markets. These consultants complement our direct marketing and telesales efforts and enable us to better market, service and support the sale of more sophisticated products and equipment.

- *Marketing.* We market to existing and prospective office-based health care providers through a combination of owned, earned and paid digital channels, tradeshows, as well as through catalogs, flyers, direct mail and other promotional materials. Our strategies include an emphasis on educational content through webinars and content marketing initiatives. We continue to enhance our marketing technology to improve our targeting capability and the relevance of messaging and offers.

- *Telesales.* We support our direct marketing effort with inbound and outbound telesales representatives, who facilitate order processing, generate new sales through direct and frequent contact with customers and stay abreast of market developments and the hundreds of new products, services and technologies introduced each year to educate practice personnel.

- *Electronic commerce solutions.* We provide our customers and sales teams with innovative and competitive e-commerce solutions. We continue to invest in our e-commerce platform to offer enhanced content management so customers can more easily find the products they need and to enable an engaging purchase experience, supported by excellent customer service.

- *Social media.* Our operating entities and employees engage our customers and supplier partners through various social media platforms, which are an important element of our communications and marketing efforts. We continue to expand our social media presence to raise awareness about issues, engage customers beyond a sale and deliver services and solutions to specialized audiences.

Cost-effective purchasing. We believe that cost-effective purchasing is a key element to maintaining and enhancing our position as a competitively priced provider of health care products. We continuously evaluate our purchase requirements and suppliers' offerings and prices in order to obtain products at the lowest possible cost. In 2024, our top 10 Global Distribution and Value-Added Services suppliers and our single largest supplier accounted for approximately 25% and 4%, respectively, of our aggregate purchases.

Efficient distribution. We distribute our products from our 36 strategically located distribution centers. We strive to maintain optimal inventory levels in order to satisfy customer demand for prompt delivery and complete order fulfillment. These inventory levels are managed on a daily basis with the aid of our management information systems. Once an order is entered, it is electronically transmitted to the distribution center nearest the customer's location for order fulfillment.

Broad product and service offerings at competitive prices. We offer a broad range of products and services to our customers, at competitive prices, in the following categories:

Global Distribution and Value-Added Services

- *Consumable merchandise and equipment.* We distribute consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, dental specialty products, diagnostic tests, infection-control products and vitamins. We stock a comprehensive selection of more than 300,000 branded products and Henry Schein corporate brand products through our main distribution centers. We also market and sell our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products.

- *Home health business.* We distribute homecare medical products, including incontinence, urology, ostomy, enteral nutrition, advanced wound, and diabetes supplies, as well as continuous glucose monitoring devices. These products are delivered directly to patients in their homes, providing convenience and accessibility while supporting patient care and adherence to treatment plans.

- *Value-added products and services.* We offer a broad range of value-added solutions, including continuing education programs for practitioners, and consulting services. Our suite of technology-driven tools and expert advisory services helps health care professionals enhance practice efficiency and improve patient outcomes.

- *Repair services.* We have 129 equipment sales and service centers worldwide that provide a variety of repair, installation and technical services for our health care customers. Our technicians provide installation and repair services for dental handpieces, dental and medical small equipment, table-top sterilizers and large dental equipment.

- *Financial service*s. We offer our customers solutions in operating their practices more efficiently by providing access to a number of financial services and products provided by third party suppliers (including non-recourse financing for equipment, technology and software products, non-recourse practice financing for leasehold improvements, business debt consolidation and commercial real estate, non-recourse patient financing and credit card processing) at rates that we believe are generally lower than what our customers would be able to secure independently. We also provide staffing services, dental practice valuation and brokerage services.

Global Specialty Products

- *Dental implants and digital solutions.* We develop, manufacture, market and distribute a broad portfolio of dental implants, prosthetic components, instruments and digital workflow solutions for implant-based tooth restorations. With research and development and manufacturing facilities in the United States, Switzerland, Germany, Brazil and France, we serve customers with various global and regional implant brands across a wide range of price segments. Supported by our specialized sales force, we market our products and solutions in approximately 90 countries, directly to dental practices and surgical specialists via our sales subsidiaries and our network of international third-party and Henry Schein distribution partners.

- *Biomaterials.* We market and distribute a broad portfolio of biomaterials for dental tissue regeneration. The product portfolio primarily consists of a broad range of privately branded allograft, xenograft, and synthetic biomaterials. Our dedicated biomaterial specialists support our direct implant sales force and Henry Schein oral surgery-focused distribution channels.

- *Orthodontics.* We develop, manufacture, and distribute a comprehensive range of orthodontic products, including brackets, braces, aligners, and accessories. In collaboration with leading clinicians, our research and development teams drive innovation to enhance patient care. With manufacturing facilities in the

Unted States, Mexico, and France, we serve dental practices in over 70 countries through our specialized sales force, international partners, and the Henry Schein distribution network.

- *Endodontics*. We develop, manufacture, market and distribute a complete portfolio of endodontic products across multiple brands catering to both endodontic specialists and general practitioners. This includes stainless steel and NiTi shaping files, irrigation solutions, endodontic power equipment, sealers, and root repair materials. Leveraging our research and development and manufacturing facilities in the United States, Switzerland, and Brazil we focus on delivering meaningful innovation to help advance endodontic care, provide advanced training and education through a network of training centers and digital services, and serve our customers through multiple brands and multiple channels addressing all segments of the market. By investing in dedicated endo-specific competencies and resources to support our different sales channels, we are successfully marketing our products and brands in over 90 countries.

- *Orthopedics*. We develop, manufacture and distribute innovative implants and instruments that are designed to treat injuries, diseases and disorders of the limbs, joints and related tissues in the upper and lower extremities. We also provide surgical accessories, including blades, burs, drills, a variety of pins and wires to support orthopedic surgical procedures, and a portfolio of specialized instruments designed to simplify implant removal and preserve patient bone-stock during revision arthroplasty procedures. We employ an extensive global network of independent sales agencies and direct sales specialists, and we partner closely with IDNs and GPOs. The majority of our revenue is generated in the United States market, with the remaining revenue coming from Canada and countries in Latin America, Europe and Asia Pacific region.

- *Other*. We also source or manufacture other medical and dental health care products and services that are sold to customers, including handpiece and small equipment, rotary, hand instruments, and repair services, restoratives and preventives, as well as certain other health care-related consumable merchandise products and services.

Global Technology

- We sell practice management, business analytics, patient engagement and patient demand creation software solutions to our dental customers. Our practice management solutions provide practitioners with electronic medical records, patient treatment history, analytics, billing, accounts receivable analyses and management, appointment calendars, electronic claims processing and word processing programs, network and hardware services, e-commerce and electronic marketing services, e-Prescribe medications and prescription solutions, sourcing third party patient payment plans, and transition services and training and education programs for practitioners. We have technical representatives supporting customers using our practice management solutions and services.

  As of December 28, 2024, we had an active user base of approximately 100,000 practices and 321,000 consumers, including users of AxiUm®, Dentally®, Dentrix Ascend®, DentalVision®, Dentrix® Dental Systems, EXACT®, Gesden®, Jarvis Analytics®, Julie® Software, Oasis, Officite™, OrisLine®, PBS Endo®, Power Practice® Px and subscriptions for Demandforce®, Sesame, and Lighthouse 360® for dental practices and DentalPlans.com® for dental patients.

Commitment to superior customer service. We maintain a strong commitment to providing superior customer service. We frequently monitor our customer service through customer surveys, focus groups and statistical reports. Our customer service policy primarily focuses on:

- Exceptional order fulfillment. We ship an average of approximately 142,000 cartons daily.

- Comprehensive ordering process. Customers may place orders 24 hours a day, 7 days a week via e-commerce solutions, telephone, fax, e-mail and mail.

Integrated management information systems. Certain of our information systems generally allow for centralized management of key functions, including accounts receivable, inventory, accounts payable, payroll, purchasing, sales, order fulfillment and financial and operational reporting. These systems allow us to manage our growth, deliver superior customer service, properly target customers, manage financial performance and monitor daily operational statistics.

Products and Services

The following table sets forth the percentage of consolidated net sales by principal categories of products and services offered through our Global Distribution and Value-Added Services, Global Specialty Products, and Global Technology reportable segments:

	December 28, 2024	December 30, 2023	December 31, 2022
Global Distribution and Value-Added Services:			
Dental merchandise [1]	37.3%	38.8%	37.7%
Dental equipment [2]	13.6	13.5	13.5
Value-added services [3]	1.8	1.6	1.2
Total Dental	52.7	53.9	52.4
Medical [4]	32.2	31.7	34.4
Total Global Distribution and Value-Added Services:	84.9	85.6	86.8
Global Specialty Products [5]	11.4	10.8	10.1
Global Technology [6]	5.0	4.9	4.3
Eliminations	(1.3)	(1.3)	(1.2)
Total	100.0%	100.0%	100.0%

(1) Includes infection-control products, handpieces, preventatives, impression materials, composites, anesthetics, teeth, dental implants, gypsum, acrylics, articulators, abrasives, PPE products, and our own corporate brand of consumable merchandise.
(2) Includes dental chairs, delivery units and lights, digital dental laboratories, X-ray supplies and equipment, equipment repair and high-tech and digital restoration equipment.
(3) Consists of financial services on a non-recourse basis, continuing education services for practitioners, consulting and other services.
(4) Includes branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, X-ray products, equipment, PPE products and vitamins.
(5) Includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services.
(6) Consists of practice management software, e-services, and other products, which are distributed to health care providers.

Business Strategy

Our mission is to provide innovative, integrated health care products and services; and to be trusted advisors and consultants to our customers - enabling them to deliver the best quality patient care and enhance their practice management efficiency and profitability. Our BOLD+1 Strategic Plan consists of the following:

- **Build ("B")** Complementary software, specialty, and services businesses for high growth
- **Operationalize ("O")** One Distribution to deliver exceptional customer experience, increased efficiency, and growth
- **Leverage ("L")** One Schein to broaden and deepen relationships with our customers
- **Drive ("D")** Digital transformation for our customers and for Henry Schein
- **+1** Create Value for our stakeholders

To accomplish this, we apply our competitive strengths in executing the following strategies:

- *Increase penetration of our existing customer base.* We have over one million customers worldwide and we intend to increase sales to our existing customer base and enhance or secure our position as their primary supplier. We believe our offering of a broad range of products, services and support, including software solutions that can help drive improved workflow efficiency and patient communications for practices, coupled with our full-service value proposition, helps us to retain and grow our customer base.

- *Increase the number of customers we serve.* This strategy includes increasing the productivity of our field sales consultants and telesales team, as well as using our customer database to focus our marketing efforts in all of our operating segments. In the dental business, we provide products and services to independent practices, mid-market groups, and large DSOs as well as community health centers and government sites of care. Leveraging our broad array of assets and capabilities, we offer solutions to address these new markets. In the medical business, we have expanded to serve customers located in settings outside of the traditional office, such as urgent care clinics, retail, occupational health and home health settings. As health care settings shift, we remain committed to serving these practitioners and providing them with the products and services they need.

- *Leverage our value-added products and services.* We continue to increase cross-selling efforts for key product lines utilizing a consultative selling process. We have significant cross-selling opportunities between our dental software users and our dental customers, and opportunities to expand our vaccine, injectables and other pharmaceuticals sales to health care practitioners, as well as cross-selling EHR systems and software when we sell our core products. Our strategy extends to providing health systems, integrated delivery networks and other large group and multi-site health care organizations, including physician clinics, these same value-added products and services. As physicians and health systems closely align, we have increased access to opportunities for cross-marketing and selling our product and service portfolios.

- *Pursue strategic acquisitions and joint ventures.* Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies.

Markets Served

Demographic trends indicate that our markets are growing, as an aging U.S. population is increasingly using health care services. According to the U.S. Census Bureau's International Database, between 2024 and 2034, the population of people aged 45 and older is expected to grow by approximately 10%. Between 2024 and 2044, this age group is expected to grow by approximately 18%. This compares with expected total U.S. population growth rates of approximately 4% between 2024 and 2034 and approximately 6% between 2024 and 2044.

In the dental industry, there is predicted to be a rise in oral health care expenditures as the 45-and-older segment of the population increases. There is increasing demand for new technologies that allow dentists to increase productivity, and this is being driven in the U.S. by lower insurance reimbursement rates. At the same time, there is an expected increase in dental insurance coverage.

In the medical market, there continues to be a migration of procedures from acute-care settings to physicians' offices and home health settings, a trend that we believe provides additional opportunities for us. There also is the continuing use of vaccines, injectables and other pharmaceuticals in alternate-care settings. We believe we have established a leading position as a vaccine supplier to the office-based physician practitioner.

We support our dental and medical professionals through the many SKUs that we offer, as well as through important value-added services, including practice management software, electronic claims processing, financial services and continuing education, all designed to help maximize a practitioner's efficiency.

Additionally, we seek to expand our dental full-service model and medical offerings in countries where opportunities exist. We do this through both direct sales and by partnering with local distribution and manufacturing companies.

For information on revenues and long-lived assets by geographic area, see Note 4 – Segment and Geographic Data of "Notes to Consolidated Financial Statements."

Seasonality and Other Factors Affecting Our Business and Quarterly Results

We experience fluctuations in quarterly earnings. As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

Our business is subject to seasonal and other quarterly fluctuations. Sales and profitability generally have been higher in the third and fourth quarters due to the timing of sales of seasonal products (including influenza vaccine), purchasing patterns of office-based health care practitioners for certain products (including equipment and software) and year-end promotions. Sales and profitability may also be impacted by the timing of certain annual and biennial dental tradeshows where equipment promotions are offered. In addition, some dental practices delay equipment purchases in the U.S. until year-end due to tax incentives. We expect our historical seasonality of sales to continue in the foreseeable future.

Governmental Regulations

We strive to be compliant in all material respects with the applicable laws, regulations and guidance described below, and believe we have effective compliance programs and other controls in place to ensure substantial compliance. However, compliance is not guaranteed either now or in the future, as certain laws, regulations and guidance may be subject to varying and evolving interpretations that could affect our ability to comply, as well as future changes, additions and enforcement approaches, including political changes. When we discover situations of non-compliance we seek to remedy them and bring the affected area back into compliance.

Changes to applicable laws, regulations and guidance described below, as well as related administrative or judicial interpretations, may require us to update or revise our operations, services, marketing practices and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business.

Government

Certain of our businesses involve the distribution, manufacturing, importation, exportation, marketing, sale and promotion of pharmaceuticals and/or medical devices, and in this regard, we are subject to extensive local, state, federal and foreign governmental laws and regulations, including as applicable to our wholesale distribution of pharmaceuticals and medical devices, manufacturing activities, and as part of our specialty home medical supplies businesses that distribute and sell medical equipment and supplies directly to patients. Federal, state and certain foreign governments have also increased enforcement activity in the health care sector, particularly in areas of fraud and abuse, anti-bribery and anti-corruption, controlled substances handling, medical device regulations and data privacy and security standards.

Certain of our businesses involve pharmaceuticals and/or medical devices, including orthopaedic, in vitro diagnostic devices, software regulated as a medical device, and sales of medical equipment and supplies directly to patients, that are paid for by third parties and/or patients and must operate in compliance with a variety of burdensome and complex coding, billing and record-keeping requirements in order to substantiate claims for payment under federal, state and commercial health care reimbursement programs.

Government and private insurance programs fund a large portion of the total cost of medical care, and there have been efforts to limit such private and government insurance programs, including efforts, thus far unsuccessful, to seek repeal of the entire United States Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010 (as amended, the "ACA").

Certain of our businesses are subject to various additional federal, state, local and foreign laws and regulations, including with respect to the sale, transportation, importation, storage, handling and disposal of hazardous or potentially hazardous substances; "forever chemicals" such as per-and polyfluoroalkyl substances; amalgam bans; pricing disclosures; supply chain transparency around labor practices; and safe working conditions. In addition, activities to control medical costs, including laws and regulations lowering reimbursement rates for pharmaceuticals, medical devices, medical supplies and/or medical treatments or services, are ongoing. For example, the Centers for Medicare & Medicaid Services' ("CMS") 2024 durable medical equipment, prosthetics, orthotics and supplies ("DMEPOS") reimbursement schedule, which was effective January 1, 2024, reduced the DMEPOS reimbursement rates for non-rural suppliers, such as us, by removing the Coronavirus Aid, Relief, and Economic Security ("CARES") Act relief rates in effect during the COVID-19 pandemic. These and other laws and regulations are subject to change and their evolving implementation may impact our operations and our financial performance.

Certain of our businesses also maintain contracts with governmental agencies and are subject to certain regulatory requirements specific to government contractors.

Our businesses are generally subject to numerous laws and regulations that could impact our financial performance, and failure to comply with such laws or regulations could have a material adverse effect on our business.

Operating, Security and Licensure Standards

Certain of our businesses are subject to local, state and federal governmental laws and regulations relating to the manufacturing and/or distribution of pharmaceuticals and medical devices and supplies. Among the United States federal laws applicable to us are the Controlled Substances Act, the Federal Food, Drug, and Cosmetic Act, as amended ("FDC Act"), Section 361 of the Public Health Service Act and Section 401 of the Consolidated Appropriations Act of the Social Security Act, as well as laws regulating the billing of and reimbursement from government programs, such as Medicare and Medicaid, and from commercial payers. We are also subject to comparable foreign regulations.

The FDC Act, the Controlled Substances Act, their implementing regulations, and similar foreign laws generally regulate the introduction, manufacture, advertising, marketing and promotion, sampling, pricing and reimbursement, labeling, packaging, storage, handling, returning or recalling, reporting, and distribution of, and record keeping for, pharmaceuticals and medical devices shipped in interstate commerce or internationally, and states may similarly regulate such activities within the state. Furthermore, Section 361 of the Public Health Service Act, which provides authority to prevent the introduction, transmission or spread of communicable diseases, serves as the legal basis for the United States Food and Drug Administration's ("FDA") regulation of human cells, tissues and cellular and tissue-based products, also known as "HCT/P products."

The Federal Drug Quality and Security Act of 2013 regulates pharmaceutical supply chain requirements and pre-empts certain state laws. Title II of this measure, known as the Drug Supply Chain Security Act ("DSCSA"), establishes a national electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States that went into effect on November 27, 2023. The law's track and trace requirements applicable to manufacturers, wholesalers, third-party logistics providers (e.g., trading partners), repackagers and dispensers (e.g., pharmacies) of prescription drugs took effect in January 2015, and, as stated, continues to be implemented. The DSCSA product tracing requirements replace the former FDA drug pedigree requirements and pre-empt certain state requirements that are inconsistent with, more stringent than, or in addition to, the DSCSA requirements.

Those DSCSA requirements that were scheduled to change on November 27, 2023, and include requiring trading partners to provide, receive and maintain documentation about products and ownership only "electronically" (and not via paper), were subject to a one-year "stabilization period" announced by the FDA through two guidance documents in late August 2023. The FDA permitted the stabilization period to accommodate an additional year, until November 27, 2024, to allow trading partners to implement, troubleshoot and mature their electronic (versus paper), interoperable systems, during which time the FDA did not intend to take action to enforce the requirements for the interoperable, electronic, package level product tracing. Additionally, the FDA announced that it did not intend to take action to enforce the portion of the FDC Act with respect to drug product that was introduced in a transaction into commerce by the product's manufacturer or repackager before November 27, 2024, and for subsequent transactions of such product through the product's expiry. The FDA stated this stabilization period was intended to avoid disruption to the supply chain and ensure continued patient access to drug products as trading partners move towards full implementation of the DSCSA's enhanced drug security requirements. The FDA again extended the stabilization period in late 2024 as follows: (1) manufacturers and repackagers: May 27, 2025; (2) wholesale distributors: August 27, 2025; (3) dispensers with 26 or more pharmacists and technicians: November 27, 2025; and (4) small dispensers: November 27, 2026. The FDA stated that these continued exemptions apply to any product transacted by eligible trading partners who have initiated their "systems and processes, as described in section 582(g)(1) of the FD&C Act," including electronic DSCSA data connections with immediate trading partners by November 27, 2024. The additional time extends to trading partners throughout the pharmaceutical distribution supply chain who subsequently engage in a transaction including such product. The FDA also stated that, for the purposes of these exemptions, eligible trading partners are those who have initiated their systems and processes by successfully completing data connections with their immediate trading partners, and those trading partners who initiated processes including documentation of efforts to establish data connections, but were not able to fully complete these processes.

The DSCSA also establishes certain requirements for the licensing and operation of prescription drug wholesalers and third-party logistics providers ("3PLs") and includes the eventual creation of national wholesaler and 3PL licenses in cases where states do not license such entities. The DSCSA requires that wholesalers and 3PLs distribute drugs in accordance with certain standards regarding the recordkeeping, storage and handling of prescription drugs. The DSCSA requires wholesalers and 3PLs to submit annual reports to the FDA, which include information regarding each state where the wholesaler or 3PL is licensed, the name and address of each facility, and contact information. According to FDA guidance, states are pre-empted from imposing any licensing requirements that are inconsistent with, less stringent than, directly related to, or covered by the standards established by federal law in this area. Current state licensing requirements concerning wholesalers will remain in effect until the FDA issues new regulations as directed by the DSCSA. The FDA issued a proposed rule establishing wholesaler and 3PL national standards for licensing and other requirements in February 2022, but that rule has not yet been finalized. In addition, with respect to our specialty home medical supplies business, we are subject to certain state licensure laws (including state pharmacy laws), and also certain accreditation standards, including to qualify for reimbursement from Medicare, Medicaid, and other third-party payers.

The Food and Drug Administration Amendments Act of 2007 and the Food and Drug Administration Safety and Innovation Act of 2012 amended the FDC Act to require the FDA to promulgate regulations to implement a unique device identification ("UDI") system for medical devices. The UDI rule phased in the implementation of the UDI regulations, generally beginning with the highest-risk devices (i.e., Class III medical devices) and ending with the lowest-risk devices. The UDI regulations require "labelers" to include unique device identifiers ("UDIs"), with a content and format prescribed by the FDA and issued under a system operated by an FDA-accredited issuing agency, on the labels and packages of medical devices (including, but not limited to, certain software that qualifies as a medical device under FDA rules), and to directly mark certain devices with UDIs. The UDI regulations also require labelers to submit certain information concerning UDI-labeled devices to the FDA, much of which information is publicly available on an FDA database, the Global Unique Device Identification Database (GUDID). The UDI regulations and subsequent FDA guidance regarding the UDI requirements provide for certain exceptions, alternatives and time extensions. For example, the UDI regulations include a general exception for Class I devices exempt from the Quality System Regulation (other than record-keeping requirements and complaint files). Regulated labelers include entities such as device manufacturers, repackagers, reprocessors and relabelers that cause a device's label to be applied or modified, with the intent that the device will be commercially distributed without any subsequent replacement or modification of the label and include certain of our businesses. The FDA also released a final rule in February 2024 to amend, effective February 2026, certain device current good manufacturing practice requirements in 21 CFR Part 820 (Quality System Regulation) to align more closely with the international consensus standard (ISO 13485) specific for device quality management systems requirements (QMSR) used by other countries.

As a distributor of controlled substances, we are required, under the Controlled Substances Act, to obtain and renew annually registrations for our facilities from the United States Drug Enforcement Administration ("DEA") permitting us to handle controlled substances. We are also subject to other statutory and regulatory requirements relating to the storage, sale, marketing, handling, reporting, record-keeping and distribution of such drugs, in accordance with the Controlled Substances Act and its implementing regulations, and these requirements have been subject to heightened enforcement activity in recent times. We are subject to inspection by the DEA. Certain of our businesses are also required to register for permits and/or licenses with, and comply with operating and security standards of, the DEA, the FDA, the United States Department of Health and Human Services ("HHS"), and various state boards of pharmacy, state health departments and/or comparable state agencies as well as comparable foreign agencies, and certain accrediting bodies, depending on the type of operations and location of product distribution, manufacturing or sale. These businesses include those that distribute, manufacture, relabel, and/or repackage prescription pharmaceuticals and/or medical devices and/or HCT/P products, or own pharmacy operations, or install, maintain or repair equipment.

In addition, Section 301 of the National Organ Transplant Act, and a number of comparable state laws, impose civil and/or criminal penalties for the transfer of human organs, as defined in the regulations, for valuable consideration, while generally permitting payments for the reasonable costs incurred in their procurement, processing, storage and distribution. We are also subject to foreign government regulation of such products. The DEA, the FDA and state regulatory authorities have broad inspection and enforcement powers, including the ability to suspend or limit the distribution of products by our distribution centers, seize or order the recall of products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. Foreign regulations subject us to similar foreign enforcement powers.

EU Regulation of Medicinal and Dental Products

European Union ("EU") member states regulate their own health care systems, as does EU law. The latter regulates certain matters, most notably medicinal products and medical devices. Medicinal products are defined, broadly, as substances or combinations of substances having certain functionalities and may not include medical devices. EU "regulations" apply in all member states, whereas "directives" are implemented by the individual laws of member states.

On medicines for humans, we are regulated under Directive No. 2001/83/EC of 6 November 2001, as amended by Directive 2003/63/EC of 25 June 2003, and EU Regulation (EC) No. 726/2004 of 31 March 2004. These rules provide for the authorization of products, and regulate their manufacture, importation, marketing and distribution. It implements requirements which may be implemented without warning, as well as a national pharmacovigilance system under which marketing authorizations may be withdrawn, and includes potential sanctions for breaches of the rules, and on other bases such as harmfulness or lack of efficacy.

EU Regulation No. 1223/2009 of 30 November 2009 *on cosmetic products* requires that cosmetic products (which includes dental products) be safe for human health when used under normal or reasonably foreseeable conditions of use and comply with certain obligations which apply to manufacturers, importers and distributors. It includes market surveillance, and non-compliance may result in the recall or withdrawal of products, along with other sanctions.

In the EU, the EU Medical Device Regulation No. 2017/745 of 5 April 2017 ("EU MDR") covers a wide scope of our activities, from dental material and medical devices to X-ray machines, and certain software. It was meant to become applicable three years after publication (i.e., May 26, 2020). However, on April 23, 2020, to allow European Economic Area ("EEA") national authorities, notified bodies, manufacturers and other actors to focus fully on urgent priorities related to the COVID-19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the EU MDR by one year (to May 26, 2021).

The EU MDR significantly modifies and intensifies the regulatory compliance requirements for the medical device industry as a whole. Among other things, the EU MDR:

- strengthens the rules on placing devices on the market and reinforces surveillance once they are available;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
- sets up a central database to provide patients, health care professionals and the public with comprehensive information on products available in the EU;
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market; and
- identifies importers and distributors and medical device products through registration in the EUDAMED database, which comprises several modules that are not yet fully functional. In order not to hinder the mandatory use of EUDAMED by the functional delay of a single module, the new Regulation No. 2024/1860 of 13 June 2024 has therefore amended Article 34 of the EU MDR to organize a gradual commissioning of the various modules of EUDAMED, once they have been independently audited and declared operational by means of a Commission notice published in the Official Journal of the European Union. In this case, the obligations and requirements relating to the concerned electronic modules of EUDAMED will apply six months after the date of publication of the notice. These changes came into force on July 9, 2024; and
- as amended by the above-mentioned Regulation No. 2024/1860, contains specific provisions in the event of interruption or discontinuation of supply of a device.

In particular, the EU MDR imposes strict requirements for the confirmation that a product meets the regulatory requirements, including regarding a product's clinical evaluation and a company's quality systems, and for the distribution, marketing and sale of medical devices, including post-market surveillance.

Regulation 2023/607 of the European Parliament and of the Council of March 15, 2023 *amending Regulations (EU) 2017/745 and (EU) 2017/746 as regards the transitional provisions for certain medical devices and in vitro diagnostic medical devices* has, notably, extended the EU MDR transitional periods applicable to certain medical devices that have been assessed and/or certified under the Directive No. 93/42/EEC of 1993 *concerning medical devices* ("EU Medical Device Directive"). Subject to certain conditions, medical devices that (i) obtained a certificate under the EU Medical Device Directive from May 25, 2017, (ii) which was still valid on May 26, 2021, and (iii) has not been subsequently withdrawn may, for the moment, continue to be placed on the market or put into service until December 31, 2027 for higher risk devices or December 31, 2028 for medium and lower risk devices. Nevertheless, EU MDR requirements regarding the distribution, marketing and sale including quality systems and post-market surveillance have to be observed by manufacturers, importers and distributors as of the application date (i.e., since May 26, 2021).

Other EU regulations that may apply under appropriate circumstances include EU Regulation No. 1907/2006 of 18 December 2006 *concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals*, which requires importers to register substances or mixtures that they import in the EU beyond certain quantities, and the EU Regulation No. 1272/2008 of 16 December 2008 *on classification, labelling and packaging of substances and mixtures* (recently amended by Regulation No. 2024/2865 of October 23, 2024, whose provisions come into force on different dates), which sets various obligations with respect to the labelling and packaging of concerned substances and mixtures.

Furthermore, compliance with legal requirements has required and may in the future require us to delay product release, sale or distribution, or institute voluntary recalls of, or other corrective action with respect to products we sell, each of which could result in regulatory and enforcement actions, financial losses and potential reputational harm. Our customers are also subject to significant federal, state, local and foreign governmental regulations, which may affect our interactions with customers, including the design and functionality of our products.

Antitrust and Consumer Protection

The federal government of the United States, most U.S. states and many foreign countries have antitrust laws that prohibit certain types of conduct deemed to be anti-competitive, as well as consumer protection laws that seek to protect consumers from improper business practices. At the U.S. federal level, the Federal Trade Commission oversees enforcement of these types of laws, and states have similar government agencies. Violations of antitrust or consumer protection laws may result in various sanctions, including criminal and civil penalties. Private plaintiffs may also bring civil lawsuits against us in the United States for alleged antitrust law violations, including claims for treble damages. EU law also regulates competition and provides for detailed rules protecting consumers.

Health Care Fraud

Certain of our businesses are subject to federal and state (and similar foreign) health care fraud and abuse, referral and reimbursement laws and regulations with respect to their operations. Some of these laws, referred to as "false claims laws," prohibit the submission or causing the submission of false or fraudulent claims for reimbursement to federal, state and other health care payers and programs. Other laws, referred to as "anti-kickback laws," prohibit soliciting, offering, receiving or paying remuneration in order to induce the referral of a patient or ordering, purchasing, leasing or arranging for, or recommending, ordering, purchasing or leasing of, items or services that are paid for by federal, state and other health care payers and programs. Certain additional state and federal laws, such as the federal Physician Self-Referral Law, commonly known as the "Stark Law," prohibit physicians and other health care professionals from referring a patient to an entity with which the physician (or family member) has a financial relationship, for the furnishing of certain designated health services (for example, durable medical equipment and medical supplies), unless an exception applies. Violations of the federal Anti-Kickback Statute or the Stark Law may be enforced as violations of the federal False Claims Act.

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, and significant enforcement activity has been the result of "relators" who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, including treble damages and substantial civil penalties under the federal False Claims Act, as well as potential loss of licenses and the ability to participate in federal and state health care programs, criminal penalties, or imposition of a corporate integrity agreement or corporate compliance monitoring which could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims laws, and these state laws have their own penalties, which may be in addition to federal False Claims Act penalties, as well as other fraud and abuse laws.

With respect to measures of this type, the United States government (among others) has expressed concerns about financial relationships between suppliers, manufacturers and distributors on the one hand and physicians, dentists and other health care professionals on the other. As a result, we regularly review and revise our marketing practices as necessary to facilitate compliance.

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, which have been the focus of increasing enforcement activity globally in recent years.

While we believe that we are substantially compliant with applicable fraud and abuse laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, or failure to comply with applicable law, could have a material adverse effect on our business.

Affordable Care Act (ACA) and Other Insurance Reform

The ACA increased federal oversight of private health insurance plans and included a number of provisions designed to reduce Medicare expenditures and the cost of health care generally, to reduce fraud and abuse, and to provide access to increased health coverage. The ACA also materially expanded the number of individuals in the United States with health insurance. The ACA remains subject to ongoing legal and political challenges that contribute to create uncertainty, and any outcomes of those challenges could have a significant impact on the U.S. health care industry.

The federal Physician Payments Sunshine Act or Open Payments Program (the "Sunshine Act") imposes annual reporting and disclosure requirements for drug and device manufacturers and distributors with regard to payments or other transfers of value made to certain covered recipients (including physicians, dentists, teaching hospitals, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives), and for such manufacturers and distributors and for group purchasing organizations, with regard to certain ownership interests held by covered recipients in the reporting entity. CMS publishes information from these reports on a publicly available website, including amounts transferred and physician, dentist, teaching hospital, and non-physician practitioner identities. The Sunshine Act pre-empts similar state reporting laws, although we or our subsidiaries may be required to report under certain state transparency laws that address circumstances not covered by the Sunshine Act, and some of these state laws, as well as the federal law, can be unclear. We are also subject to foreign regulations requiring transparency of certain interactions between suppliers and their customers.

In the United States, federal and state government actions to seek to increase health-related price transparency may also affect our business. For example, CMS requires hospitals to publish online a list of their standard charges for all items and services, including discounted cash prices and payer-specific and de-identified negotiated charges, in a publicly accessible online file, and payers to disclose in-network negotiated rates, including with device suppliers and manufacturers, and historical out-of-network allowed amounts for all covered items and services, including prescription drugs. Hospitals are also required to publish a consumer-friendly list of standard charges for certain "shoppable" services (i.e., services that can be scheduled by a patient in advance) and associated ancillary services or, alternatively, maintain an online price estimator tool. These requirements went into effect in three stages from 2022 to 2024. CMS may impose civil monetary penalties for noncompliance with these price transparency requirements. In addition to a variety of transparency measures being enacted at the state level, the federal No Surprises Act ("NSA") imposes additional price transparency requirements. The NSA is intended to reduce the number of "out-of-network" patients. This will result in fewer out-of-network payments to physicians and other providers, which may cause financial stress to those providers who are dependent on higher out-of-network fees.

The Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA"), enacted on April 16, 2015, established the Quality Payment Program, which modifies certain Medicare Part B payments to "eligible clinicians," including physicians, dentists and other practitioners. Under MACRA, certain eligible clinicians are required to participate in Medicare through the Merit-Based Incentive Payment System ("MIPS") or Advanced Alternative Payment Models, through which Medicare Part B is adjusted up or down based on reported data related to quality, promoting interoperability, cost and improvement activities. MIPS eligible clinicians must report performance year data by March 31 of the following calendar year. Payment adjustments, based on submitted data, are applied to Medicare Part B claims during the performance year following data submission. MACRA provides substantial financial incentives for physicians to participate in risk contracts, and to increase physician information technology and reporting obligations. MACRA continues to evolve and its implications depend on future regulatory activity and physician activity in the marketplace. New state-level payment and delivery system reform programs, including those modeled after such federal programs, are also increasingly being rolled out through Medicaid administrators, as well as through the private sector, which may further alter the marketplace and impact our business.

Recently, in addition to other government efforts to control health care costs, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. At the state level, several states have adopted laws that require drug manufacturers (including relabelers and repackagers) to provide advance notice of certain price increases and to report information relating to those price increases, while others have taken legislative or administrative action to establish prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At the federal level, section 1927 of the Social Security Act sets forth Average Sales Price (ASP) reporting requirements for manufacturers (including repackagers and relabelers) and requires that manufacturers provide CMS with pricing information for their Part B-covered drugs no later than 30 days after the close of the previous quarter. Also at the federal level, several related bills have been introduced and regulations proposed which, if enacted or finalized, respectively, would impact drug pricing and related costs. Also, at the federal level, the Inflation Reduction Act of 2022, among other things, requires drug manufacturers that raise certain of their drug prices faster than the rate of inflation to pay rebates to Medicare, and over time will authorize the federal government to negotiate directly with drug manufacturers to lower the prices of certain brand-name drugs covered by Medicare. These various evolving efforts create uncertainty and may adversely affect our business.

As a result of political, economic and regulatory influences, the health care distribution industry in the United States is under intense scrutiny and subject to fundamental changes. We cannot predict what further reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on us.

EU Directive on the pricing and reimbursement of medicinal products

EU law provides for the regulation of the pricing of medicinal products which are implemented by EU member states (Directive No. 89/105/EC of 21 December 1988 *relating to the transparency of measures regulating the pricing of medicinal products for human use and their inclusion in the scope of national health insurance systems*). Member states may, subject notably to transparency conditions and to the statement of reasons based upon objective and verifiable criteria, regulate the price charged (or its increases) for authorized medicines and their level of reimbursement, or they may freeze prices, place controls on the profitability of persons responsible for placing medicinal products on the market, and include or exclude the medicine on the list of products covered by national health insurance systems.

EU law does not expressly include provisions like those of the Sunshine Act in the United States, but a growing number of EU member states (such as France in 2011 and Italy in 2022) have enacted laws to increase the transparency of relationships in the health care sector. The scope of these laws varies from one member state to another and may, for example, include the relations between health care industry players and physicians or their associations, students preparing for medical professions or their associations, teachers, health establishments or publishers of prescription and dispensing assistance software.

Regulated Software; Electronic Health Records; Privacy

The FDA has become increasingly active in addressing the regulation of computer software and digital health products intended for use in health care settings, including, for example, most recently, with respect to artificial intelligence and machine learning-enabled medical devices, and the cybersecurity of medical devices. Certain of our businesses involve the development and sale of software and related products, including to support physician and dental practice management, and it is possible that the FDA or foreign government authorities could determine that one or more of our products is a medical device, which could subject us or one or more of our businesses to substantial additional requirements with respect to these products.

In addition, our businesses that involve physician and dental practice management products, our specialty home medical supplies business, and our self-insured health plans include electronic information technology systems that store and process personal health, clinical, financial and other sensitive information of individuals. These information technology systems may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack, which could require us to expend significant resources to eliminate these problems and address related security concerns and could involve claims against us by private parties and/or governmental agencies. For example, we are directly or indirectly subject to numerous and evolving federal, state, local and foreign laws and regulations that protect the privacy and security of personal information, such as the federal Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations ("HIPAA") under which parts of our business are covered entities or business associates, the Controlling the Assault of Non-Solicited Pornography and Marketing Act ("CAN-SPAM"), the Telephone Consumer Protection Act of 1991 ("TCPA"), Section 5 of the Federal Trade Commission Act ("FTC Act"), the California Privacy Act ("CCPA"), various other state comprehensive and health data-specific privacy laws that have or will soon come into effect, and several privacy bills have been proposed both at the federal and state level that may result in additional legal requirements that impact our business. Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations, including those relating to artificial intelligence, the proliferation of which may result in additional regulation. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. In addition, cybersecurity laws such as the federal Cyber Incident Reporting for Critical Infrastructure Act of 2022, proposed Federal Acquisition Regulations, and amendments to SEC reporting requirements may require us to provide notifications about cybersecurity incidents in limited timeframes and before investigations are complete. Our businesses' failure to comply with these laws and regulations could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Also, evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products to reflect these legal requirements, which could have a material adverse effect on our operations.

Also, the European Parliament and the Council of the EU adopted the pan-European General Data Protection Regulation ("GDPR"), effective from May 25, 2018, which increased privacy rights for individuals ("Data Subjects"), including individuals who are our customers, suppliers and employees. The GDPR extended the scope of responsibilities for data controllers and data processors, and generally imposes increased requirements and potential penalties on companies, such as us, that are either established in the EU and process personal data of Data Subjects (regardless the Data Subject location), or that are not established in the EU but that offer goods or services to Data Subjects in the EU or monitor their behavior in the EU. Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues (sanction that may be public), and Data Subjects may seek damages. Member states may individually impose additional requirements and penalties regarding certain limited matters (for which the GDPR left some room of flexibility), such as employee personal data. With respect to the personal data it protects, the GDPR requires, among other things, controller accountability, consents from Data Subjects or another acceptable legal basis to process the personal data, notification within 72 hours of a personal data breach where required, data integrity and security, and fairness and transparency regarding the storage, use or other processing of the personal data. The GDPR also provides rights to Data Subjects relating notably to information, access, rectification, erasure of the personal data and the right to object to the processing. Despite the UK's exit from the EU, the UK still also has laws equivalent to the GDPR/EU data protection laws (UK GDPR). Uncertainty about compliance with the GDPR and EU data protection laws remains, with the possibility that data protection authorities located in different EU Member States may interpret GDPR differently, or requirements of national laws may vary between the EU Member States, or guidance on GDPR and compliance practices may be often updated or otherwise revised. Any of these events will increase the complexity and costs of processing personal data in the UK or European Economic Area or concerning individuals located in the UK or European Economic Area.

On August 20, 2021, China promulgated the PRC Personal Information Protection Law ("PIPL"), which took effect on November 1, 2021. The PIPL imposes specific rules for processing personal information and it also specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations. The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data. Data protection laws in other countries outside of the United States are also quickly evolving, with many countries having updated, or are in the process of updating, their laws to bring them more in line with the model created by GDPR.

In the United States, the CCPA, which increases the privacy protections afforded California residents, became effective January 1, 2020. The CCPA establishes a privacy framework for covered businesses such as ours by, among other things, creating an expanded definition of personal information, establishing new data privacy rights for California residents and creating a new and potentially severe statutory damages framework for violations of the CCPA, as well as potentially severe statutory damages and private a right of action against businesses that suffer a data security breach due to their violation of a duty to implement reasonable security procedures and practices. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, in November 2020, California voters adopted the CPRA, which became effective January 1, 2023 and enhances and strengthens regulatory requirements and individual protections that currently exist under the CCPA. Other states have enacted or are considering enacting similar privacy laws, which may subject us to additional requirements and restrictions that could have an impact on our business. Comprehensive privacy laws in Colorado, Connecticut, Virginia, Utah, Oregon, Delaware, Montana, Texas, Iowa, Maryland, New Jersey, New Hampshire, and Nebraska are now in effect, and similarly enacted broad state laws relating to privacy, data protection, and information security will come into effect later in 2025 and 2026, further complicating our privacy compliance obligations through the introduction of increasingly disparate requirements across the various U.S. jurisdictions in which we operate. Additionally, Washington state and Nevada have enacted specific health data privacy laws, and other states are considering similar legislation. Additional states are expected to pass their own versions of data privacy laws in the future. Congress is considering legislation that may preempt some or all of such U.S. state privacy laws, but which may also provide a more expansive private right of action for privacy claims than exists under current state laws.

The evolving complexity of privacy and data security legislation in the United States may complicate our compliance efforts and further increase our risk of regulatory enforcement, penalties, and litigation. While we believe we have substantially compliant programs and controls in place to comply with the US state and federal privacy laws and applicable international privacy laws such as GDPR and PIPL, our compliance with data privacy and cybersecurity laws is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

Further, countries are applying their data and consumer protection laws to AI, particularly generative AI, and are considering and implementing specific legal frameworks with respect to AI, for example the EU AI Act 2024 (which as with the GDPR, will have extra-territorial effect). Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. Anticipated further evolution of regulations and legislation on this topic may substantially increase the penalties to which we could be subject in the event of any non-compliance. Compliance with these laws is challenging, constantly evolving, and time consuming and federal regulators, state attorneys general and plaintiff's attorneys have been and will likely continue to be active in this space. We may incur substantial expense in complying with legal obligations to be imposed by new regulations and we may be required to make significant changes to our solutions and expanding business operations, all of which may materially adversely affect our operations.

We also sell products and services that health care providers, such as physicians and dentists, use to store and manage patient medical or dental records. These customers, and we, are subject to laws, regulations and industry standards, such as HIPAA and the Payment Card Industry Data Security Standards, which require the protection of the privacy and security of those records, and our products may also be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable privacy and security laws. Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products or services to comply with applicable legal or contractual data privacy and security requirements, may not only cause us significant reputational harm, but may also lead to claims against us by our customers and/or governmental agencies and involve substantial fines, penalties and other liabilities and expenses and costs for remediation.

Various federal initiatives involve the adoption and use by health care providers of certain EHR systems and processes. The initiatives include, among others, programs that incentivize physicians and dentists, through MIPS, to use EHR technology in accordance with certain evolving requirements, including regarding quality, promoting interoperability, cost and improvement activities. Qualification for the MIPS incentive payments requires the use of EHRs that are certified as having certain capabilities designated in evolving standards adopted by CMS and the Office of the National Coordinator for Health Information Technology of HHS ("ONC"). Certain of our businesses involve the manufacture and sale of such certified EHR systems and other products linked to government supported incentive programs. In order to maintain certification of our EHR products, we must satisfy these changing governmental standards. If any of our EHR systems do not meet these standards, yet have been relied upon by health care providers to receive federal incentive payments, we may be exposed to risk, such as under federal health care fraud and abuse laws, including the False Claims Act. Additionally, effective September 1, 2023, the Office of the Inspector General ("OIG") for HHS issued a final rule implementing civil money penalties for information blocking as established by the Cures Act. OIG incorporated regulations published by ONC as the basis for enforcing information blocking penalties. Each information blocking violation carries up to a $1 million penalty.

Moreover, in order to satisfy our customers, and comply with evolving legal requirements, our products may need to incorporate increasingly complex functionality, such as with respect to reporting and information blocking. Although we believe we are positioned to accomplish this, the effort may involve increased costs, and our failure to implement product modifications, or otherwise satisfy applicable standards, could have a material adverse effect on our business.

Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specific electronic transactions, such as transactions involving claims submissions to third party payers. Failure to abide by these and other electronic health data transmission standards could expose us to breach of contract claims, substantial fines, penalties, and other liabilities and expenses, costs for remediation and harm to our reputation.

Additionally, as electronic medical devices are increasingly connected to each other and to other technology, the ability of these connected systems to safely and effectively exchange and use exchanged information becomes increasingly important. As a medical device manufacturer, we must manage risks including those associated with an electronic interface that is incorporated into a medical device.

There may be additional legislative or regulatory initiatives in the future impacting health care.

E-Commerce

Electronic commerce solutions have become an integral part of traditional health care supply and distribution relationships. Our distribution business is characterized by rapid technological developments and intense competition. The continuing advancement of online commerce requires us to cost-effectively adapt to changing technologies, to enhance existing services and to develop and introduce a variety of new services to address the changing demands of consumers and our customers on a timely basis, particularly in response to competitive offerings.

Through our proprietary, technologically-based suite of products, we offer customers a variety of competitive alternatives. We believe that our tradition of reliable service, our name recognition and large customer base built on solid customer relationships, position us well to participate in this significant aspect of the distribution business. We continually explore ways and means to improve and expand our online presence and capabilities, including in our online commerce offerings and our use of various social media outlets.

International Transactions

United States and foreign import and export laws and regulations require us to abide by certain standards relating to the importation and exportation of products. We also are subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records, as well as other types of foreign requirements similar to those imposed in the United States.

While we believe that we are substantially compliant with the foregoing laws and regulations promulgated thereunder and possess all material permits and licenses required for the conduct of our business, there can be no assurance that laws and regulations that impact our business or laws and regulations as they apply to our customers' practices will not have a material adverse effect on our business.

See "Item 1A. Risk Factors." for a discussion of additional burdens, risks and regulatory developments that may affect our results of operations and financial condition.

Proprietary Rights

We hold trademarks relating to the "Henry Schein®" name and logo, as well as certain other trademarks. Additionally, certain of our manufacturing businesses hold patents on certain of our products. We intend to protect our trademarks and patents to the fullest extent practicable.

Employees and Human Capital

At Henry Schein, we understand that our long-term growth is enhanced by creating shared value for our business and the communities we serve, while engaging our key stakeholders that make up our Mosaic of Success - Team Schein Members (TSMs), customers, suppliers, stockholders, and society. Rooted in our long, rich history of sustainability and corporate citizenship, we build relationships to foster trust, strengthen resilience and catalyze innovative solutions to make the world healthier, together. We do this by building environmental, social, and economic value for the Company's sustained growth and continued success as a trusted partner and leader in health care. Overseen by the Nominating and Governance Committee of our Board of Directors ("Board") with the Compensation Committee also playing a role in environmental, social, and governance matters related to human capital engagement and executive compensation, some key 2024 highlights related to human capital matters include:

- continuing to evaluate our pay equity for the majority of the U.S. workforce, which reviews compensation for equity and fairness;
- expanding our Inclusive Culture learning journey by educating TSMs on how to create and sustain a meaningful, inclusive and learning oriented culture; and
- continuing to drive a culture of wellness and engagement for our TSMs by fostering an environment where they can feel a sense of belonging and purpose.

At Henry Schein, our employees continue to be one of our greatest assets. We employ approximately 25,000 people, with approximately 49% of our workforce based in the United States and approximately 51% based outside of the United States. We have approximately 13% of our employees that are subject to collective bargaining agreements. We believe that our relations with our employees are excellent.

Our TSMs are the cornerstone of the Company. We provide a connected and caring community that invests in the career journey of our TSMs and encourages their contribution to our mission of making the world healthier. Our TSM experience strategy is centered around our Team Schein Values under the pillars of Community, Caring, and Career. We know our business success is built on the engagement and commitment of our team, which is dedicated to meeting the needs of their fellow TSMs, our customers, supplier partners, stockholders and society.

We recognize the changes in how and where we work, and that a continued connection to our long-standing values is important for our team members as we evolve our culture. Throughout 2024, we rolled out a continuous listening program that used various vehicles, including The Pulse Global Culture Survey and TSM roundtables, to garner feedback from our TSMs on their employee experience. We believe that a great employee experience also drives a great customer experience. We want all of our TSMs to pursue their ambitions, deliver within our values driven culture, and enjoy a rewarding career enabled by great people leaders. The Pulse Global Culture Survey was redesigned in 2023 to measure scores aligned to our Team Schein Values. Our recent annual Pulse survey indicates that although there are heightened stress levels caused by the 2023 cyber incident and restructuring initiatives, TSMs generally remain satisfied with their work experience, feel connected to their colleagues and intend to stay with Henry Schein. This year, data suggests continued opportunities to improve how we cascade communications to all levels of the organization, continue to reduce burnout and stress and provide more transparency around opportunities for career development. Throughout the year, we also administer quarterly employee listening surveys as a way to continuously understand and respond to our TSMs' feelings. This feedback is shared with our Executive Management Committee and Board, both of whom are committed to addressing identified opportunities. As part of this commitment, some highlights from 2024 included:

- *Community:* *Provide opportunities for TSMs to have fun while contributing to an inclusive team that respects and supports one another.*
    - Continued focus on creating an inclusive environment where TSMs feel a sense of belonging; notably, in 2024 for the third time, our top strength identified in The Pulse Global Culture Survey was our Company's inclusive culture. To deepen our commitment to Inclusion across the Company, Global Directors and Vice Presidents and U.S. Managers are responsible for attending educational training focused on developing our culture. We continue to expand our learning journey, educating TSMs on key topics that help us develop a culture of inclusion and understanding. We continue to publish our United States Equal Employment Opportunity Commission ("EEOC") EEO-1 data for the U.S.
    - Completed our first year of Henry Schein Games, a global virtual platform that drives community and engagement and offers field-day type in-person events at various global locations that brought TSMs together through friendly competition by earning points for their team by engaging in cultural-related activities and posting photos.
    - Expanded the number of Connection Days throughout the globe at Henry Schein facilities, which were designed to boost team morale by bringing TSMs together to participate in team building activities at least once per quarter.
    - Continued focus on our Employee Resource Groups ("ERGs"), a vehicle for all TSMs to share, connect, learn and develop both personally and professionally. In 2024, we launched our seventh ERG, ADAPT (Abled and Disabled Allies Partnering Together). Each of our ERGs has a sponsor from our Executive Management Committee and our Board. Our CEO engages directly in many of our ERG programs.
    - Certified over 200 TSMs through our Culture Ambassador Program, which educates TSMs on our culture and certifies TSMs as mentors to new hires during their first 90 days to ensure new TSMs understand how we live our values day to day, and how they can engage in the Team Schein Culture.
- *Caring:* *Build a world we want to live in by supporting each other and the communities in which we live and work.*
    - Continued to offer a variety of opportunities to volunteer to drive purpose and engage in local communities in which TSMs live and work, such as through Carry the Load, the We Care Global Challenge, Back to School and Holiday Cheer.
    - Continued to strengthen our strategic partnerships with industry associations, customers and suppliers that support access to quality health care through various key programs and initiatives (e.g., Gives Kids A Smile, Cares Package Program, Global Student Outreach Program, and Prepare to Care).
    - Expanded our global and highly rated Steps for Suicide Prevention campaign, which brings TSMs together to walk for a cause and provide education, partnering with the American Foundation for Suicide Prevention, Suicide Awareness and Remembrance (for Veterans) and other local organizations.
    - We also understand the importance of driving a culture of wellness for our own team members through our Mental Wellness Committee, which is supported by our CEO, Executive Management Committee and Board. In 2024, we rolled out a 'Banish Burnout' campaign, partnering with an external wellness professional to create individualized tips and programming based on the burnout tendencies each TSM faces.

- *__Career:__* *Provide opportunities for TSMs to develop personally and professionally with an emphasis on embodying our values to achieve our collective goals with excellence and integrity.*

    - Continued investment in our employees by providing both formal and informal learning opportunities focused on growing and enhancing knowledge, skills and abilities through a broad suite of professional development training programs for current and future roles. In 2024, we saw an increase in participation in our workshops, with TSMs reporting a high utilization of skills learned.

    - Continued expansion of our Leadership Development programs, with formal mentorship and coaching programs.

    - Continued roll-out of talent planning efforts designed to ensure a strong leadership pipeline across the organization by strategically identifying and developing talent through targeted development opportunities and intentional succession plans. Information derived from talent planning efforts informs curriculum design and content to help focus on the right capabilities and help ensure alignment of career development efforts with the future needs of the organization. Our Board is provided with periodic updates regarding our talent and succession planning efforts and participates in professional development activities with our TSMs.

    - Announced the creation of the Core Leadership Capabilities (CLCs), a skills-based model for all TSMs that highlights the leadership capabilities that all TSMs are expected to demonstrate for career success. The CLCs are a common language and foundational step to developing and refining the tools, processes and programs which support the evolution of a TSM's career including enhancing skills and career development, leading to enhanced career pathing and internal mobility.

    - Enhanced company-wide recognitions, including our Teddy Philson Team Schein Award, which was redesigned in 2023 to provide more visibility and meaningful recognition to TSMs who exemplify our Team Schein Values, as well as other programs including service awards which highlight TSMs who exemplify our Team Schein Values. In 2024, we recognized 15 award winners around the world at our Global Directors and Vice Presidents Management Meeting.

Available Information

We make available free of charge through our website, www.henryschein.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of beneficial ownership of securities on Forms 3, 4 and 5 and amendments to these reports and statements filed or furnished pursuant to Section 13(a) and Section 16 of the Securities Exchange Act of 1934 as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the United States Securities and Exchange Commission, or SEC. Our principal executive offices are located at 135 Duryea Road, Melville, New York 11747, and our telephone number is (631) 843-5500. Unless the context specifically requires otherwise, the terms the "Company," "Henry Schein," "we," "us" and "our" mean Henry Schein, Inc., a Delaware corporation, and its consolidated subsidiaries.

Information about our Executive Officers

The following table sets forth certain information regarding our executive officers as of February 25, 2025:

Name	Age	Position
Stanley M. Bergman	75	Chairman, Chief Executive Officer, Director
Andrea Albertini	54	Chief Executive Officer, Global Distribution and Technology
James P. Breslawski	71	President
Brad Connett	66	Chief Executive Officer, North America Distribution Group
Michael S. Ettinger	63	Executive Vice President and Chief Operating Officer
Mark E. Mlotek	69	Executive Vice President, Chief Strategic Officer, Director
Tom Popeck	55	Chief Executive Officer, Henry Schein Products
Walter Siegel	65	Senior Vice President and Chief Legal Officer
Ronald N. South	63	Senior Vice President, Chief Financial Officer

Stanley M. Bergman has been our Chairman and Chief Executive Officer since 1989 and a director since 1982. Mr. Bergman held the position of President from 1989 to 2005. Mr. Bergman held the position of Executive Vice President from 1985 to 1989 and Vice President of Finance and Administration from 1980 to 1985. Mr. Bergman is a South African Chartered Accountant and a Certified Public Accountant.

Andrea Albertini has been Chief Executive Officer, Global Distribution Group and Technology Group since January 2025. In this role, Mr. Albertini is responsible for our Global Distribution and Value-Added Services segment and our Global Technology segment. Mr. Albertini joined us in 2013 and has held several positions within the organization including Chief Executive Officer, International Distribution Group, President, International Distribution Group, President of our EMEA Dental Distribution Group, and Vice-President of International Dental Equipment. Prior to joining Henry Schein, Mr. Albertini held leadership positions at Cefla Dental Group and Castellini.

James P. Breslawski has been our President since 2005 and was our Vice Chairman from 2018 to May 2024 and a director from 1992 to May 2024. Mr. Breslawski was the Chief Executive Officer of our Henry Schein Global Dental Group from 2005 to 2018. Mr. Breslawski held the position of Executive Vice President and President of U.S. Dental from 1990 to 2005, with primary responsibility for the North American Dental Group. Between 1980 and 1990, Mr. Breslawski held various positions with us, including Chief Financial Officer, Vice President of Finance and Administration and Corporate Controller.

Brad Connett has been our Chief Executive Officer, North American Distribution Group since 2021. Previously Mr. Connett was the President of our U.S. Medical Group from 2018 to 2021. Mr. Connett joined us in 1997 and has held a number of roles of increasing responsibility at the Company. Throughout his career, he has received numerous industry honors, including the John F. Sasen Leadership Award from the Health Industry Distributors Association (HIDA), in recognition of his service to the industry, and induction into the Medical Distribution Hall of Fame by Repertoire Magazine.

Michael S. Ettinger has been our Executive Vice President and Chief Operating Officer since 2022. Prior to his current position, Mr. Ettinger served as Senior Vice President, Corporate & Legal Affairs, Chief of Staff and Secretary from 2015 to 2022, Senior Vice President, Corporate & Legal Affairs and Secretary from 2013 to 2015, Corporate Senior Vice President, General Counsel & Secretary from 2006 to 2013, Vice President, General Counsel and Secretary from 2000 to 2006, Vice President and Associate General Counsel from 1998 to 2000 and Associate General Counsel from 1994 to 1998. Before joining us, Mr. Ettinger served as a senior associate with Bower & Gardner and as a member of the Tax Department at Arthur Andersen.

Mark E. Mlotek has been our Executive Vice President and Chief Strategic Officer since 2012. Mr. Mlotek was Senior Vice President and subsequently Executive Vice President of the Corporate Business Development Group between 2000 and 2012. Prior to that, Mr. Mlotek was Vice President, General Counsel and Secretary from 1994 to 1999 and became a director in 1995. Prior to joining us, Mr. Mlotek was a partner in the law firm of Proskauer Rose LLP, counsel to us, specializing in mergers and acquisitions, corporate reorganizations and tax law from 1989 to 1994.

Tom Popeck has been our Chief Executive Officer, Henry Schein Products Group since January 2025. In this role, Mr. Popeck is responsible for our Global Specialty Products segment. Since joining us in 2019, Mr. Popeck has held several key positions including Chief Executive Officer, Healthcare Specialties Group, and President of our Healthcare Specialties Group. Prior to joining Henry Schein, Mr. Popeck held various sales leadership and general management executive positions at Stryker.

Walter Siegel has been our Senior Vice President and Chief Legal Officer since 2021. Previously, Mr. Siegel was our Senior Vice President and General Counsel from 2013 until 2021. Prior to joining us, Mr. Siegel was employed with Standard Microsystems Corporation, a publicly traded global semiconductor company from 2005 to 2012, holding positions of increasing responsibility, most recently as Senior Vice President, General Counsel and Secretary.

Ronald N. South has been our Senior Vice President and Chief Financial Officer (and principal financial officer and principal accounting officer) since 2022. Prior to holding his current position, Mr. South was our Vice President Corporate Finance since 2008, and Chief Accounting Officer from 2013 until 2022. Prior to joining us in 2008 as our Vice President, Corporate Finance, Mr. South held leadership roles at Bristol-Myers Squibb, where he served as Vice President, Finance, for the Cardiovascular and Metabolic business lines, as well as Vice President, Controller, for its U.S. Pharmaceutical Division, and Vice President, Corporate General Auditor. Prior to Bristol-Myers Squibb, he served as North American Director of Corporate Audit at PepsiCo, and held several roles of increasing responsibility with PricewaterhouseCoopers LLP, where he advised clients located in the United States, Europe, and Latin America. Mr. South is a Certified Public Accountant.

Other Executive Management

The following table sets forth certain information regarding other Executive Management as of February 25, 2025:

Name	Age	Position
R. Steven Boggan	60	Co-Chief Executive Officer, Global Oral Reconstruction Group
Trinh Clark	51	Senior Vice President and Chief Global Customer Experience Officer
James Mullins	60	Senior Vice President, Global Supply Chain
Kelly Murphy	44	Senior Vice President and General Counsel
Christopher Pendergast	62	Senior Vice President and Chief Technology Officer
Christine Sheehy	57	Senior Vice President, Chief Human Resources
Bianka Wilson	57	Co-Chief Executive Officer, Global Oral Reconstruction Group

R. Steven Boggan has been our Co-Chief Executive Officer, Global Oral Reconstruction Group since April 2024. As Co-CEO of our Global Oral Reconstruction Group, which is part of our Specialty Products and Other segment, Mr. Boggan leads commercial operations in the Americas, the Middle East, and Africa, as well as global marketing and R&D. Mr. Boggan joined Henry Schein, as the President and CEO of BioHorizons, which we acquired in 2014. Mr. Boggan joined BioHorizons in 1995 and was promoted to President and CEO in 2000. Prior to BioHorizons, Mr. Boggan was employed at Dow Corning Wright and Wright Medical Technology from 1989 until 1995.

Trinh Clark has been our Senior Vice President and Chief Global Customer Experience Officer since 2022. Ms. Clark joined us in 2007 and has served as Vice President, Technology Enablement, North American Distribution Group. Prior to joining Henry Schein, Ms. Clark held various positions of increasing responsibility at eSurg.

James Mullins has been our Senior Vice President of Global Supply Chain since 2018. Mr. Mullins joined us in 1988 and has held a number of key positions with increasing responsibility, including Global Chief Customer Service Officer.

Kelly Murphy has been our Senior Vice President and General Counsel since 2021. Since joining us in 2011, Ms. Murphy has held several key positions of increasing responsibility within the legal function, most recently serving as Deputy General Counsel.

Christopher Pendergast has been our Senior Vice President and Chief Technology Officer since 2018. Prior to joining us, Mr. Pendergast was employed by VSP Global from 2008 to 2018, most recently as the Chief Technology Officer and Chief Information Officer. Prior to VSP Global, Mr. Pendergast served in roles of increasing responsibility at Natural Organics, Inc., from 2006 to 2008, IdeaSphere Inc./Twinlab Corporation from 2000 to 2006, IBM Corporation from 1987 to 1994 and 1998 to 2000 and Rohm and Haas from 1994 to 1998.

Christine Sheehy has been our Senior Vice President, Chief Human Resources Officer since November 2024. Ms. Sheehy joined us in 2019 and has held several key positions with increasing responsibility, including Vice President of the Human Resources Business Partner function for our North America Distribution Group, Healthcare Specialties Group, several Global Oral Reconstruction businesses, and our Corporate Functions. Prior to joining Henry Schein, Ms. Sheehy held various leadership positions at Standard Chartered Bank and Banco Real.

Bianka Wilson has been our Co-Chief Executive Officer, Global Oral Reconstruction Group since April 2024. As Co-CEO of our Global Oral Reconstruction Group, which is part of our Specialty Products and Other segment, Ms. Wilson leads the group's business, including strategic partnerships, in Europe and APAC, as well as Global Oral Reconstruction Group strategy, finance, and human resources. Ms. Wilson joined Henry Schein in 2018 as Chief Financial Officer of the Global Oral Reconstruction Group. Prior to joining Henry Schein, Ms. Wilson was CFO of a public Swiss medical communication technology company and before that an Advisory Partner in KPMG's consulting practice, following her initial career in public accounting.

ITEM 1A. Risk Factors

Our business operations could be affected by factors that are not presently known to us or that we currently consider not to be material to our operations, so you should not consider the risks disclosed in this section to necessarily represent a complete statement of all risks and uncertainties. The Company believes that the following risks could have a material adverse impact on our business, reputation, operating results, financial condition and/or the trading price of our common stock. The order in which these factors appear does not necessarily reflect their relative importance or priority.

COMPANY RISKS

We are dependent upon third parties for the manufacture and supply of a significant volume of our products and where we manufacture products, we are dependent upon third parties for raw materials and purchased components.

We obtain a significant volume of the products we distribute from third parties, with whom we generally do not have long-term contracts. While there is typically more than one source of supply, some key suppliers, in the aggregate, supply a significant portion of the products we sell. In 2024, our top 10 Global Distribution and Value-Added Services suppliers and our single largest supplier accounted for approximately 25% and 4%, respectively, of our aggregate purchases. Additionally, where we are the manufacturer of certain dental specialty products we sell in the areas of oral surgery, implants, orthodontics and endodontics, we are dependent upon third parties for raw materials and purchased components. Because of our dependence upon such suppliers, our operations are subject to the suppliers' ability and willingness to supply products in the quantities that we require, and the risks include delays caused by interruption in production based on conditions outside of our control, including a supplier's failure to comply with applicable government requirements (which may result in product recalls and/or cessation of sales) or an interruption in the suppliers' manufacturing capabilities. In the event of any such interruption in supply, we would need to timely identify and obtain acceptable replacement sources. There is no guarantee that we would be able to obtain such alternative sources of supply on a timely basis, if at all, and an extended interruption in supply, particularly of a high-sales volume and/or high-margin product, could result in a significant disruption in our sales and operations, as well as damage to our relationships with customers and our reputation. In recent periods, we have experienced increased costs and shortages of purchased components, which has had a negative impact on our profit margins and on our sales for certain product categories, due to our inability to fully satisfy demand.

We may be unsuccessful in achieving our strategic growth objectives.

Our 2022 – 2024 BOLD+1 Strategic Plan is defined under "Business, Business Strategy" above. We expect to continue to execute the BOLD+1 strategic priorities with the next evolution of our strategic plan. In particular, we are focused on continuing to grow our Henry Schein specialty brands and technology and value-added services solutions both organically and inorganically, and to drive greater efficiencies. If we are unable to effectively implement our strategic plan, we may not achieve our desired return on our investments through our growth strategies.

Our business could be affected by the recently signed Strategic Partnership Agreement.

On January 29, 2025, we announced a strategic investment by funds affiliated with KKR & Co. Inc. ("KKR"), a leading global investment firm, and a Strategic Partnership Agreement (the "Partnership Agreement") with KKR. In addition to KKR's current holdings, KKR will make an additional $250 million investment in the Company's common stock. As a result, KKR will become the largest non-index fund stockholder of the Company with a 12% position. KKR will also have the ability to purchase additional shares via open market purchases up to a total equity stake of 14.9% of the outstanding common shares of the Company. Under the Partnership Agreement, two representatives of KKR (the "Investor Designees") will join our Board of Directors. Each of the Investor Designees will also be nominated by our Board of Directors to stand for election at our 2025 annual meeting of stockholders for a term expiring at our 2026 annual meeting of stockholders. As part of the Partnership Agreement, KKR has agreed to customary voting and other provisions. Consummation of the transactions contemplated by the Partnership Agreement is subject to customary closing conditions, including the expiration or termination of any waiting period under the Hart-Scott-Rodino Act and certain foreign regulatory approvals. The Partnership Agreement may have unintended consequences, such as uncertainty about our management, operations, or future strategic direction, which could result in the loss of future business opportunities or negatively impact our ability to attract and retain qualified talent. KKR also invests in many different types of businesses, and has or may continue to invest in customers, suppliers, joint venture partners, or other entities that have relationships with the Company, or in competitors of such entities, which may create unintended conflicts resulting in a loss of business.

Our future growth (especially for our Global Technology and Global Specialty Products segments) is dependent upon our ability to develop or acquire and maintain and protect new products and services and utilize new technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to timely develop (or obtain the right to sell) competitive and innovative (particularly for our Global Technology and Global Specialty Products segments) products and services and utilize new technologies, such as artificial intelligence ("AI") (among other emerging technologies) and to market them and/or utilize them quickly and cost-effectively. Our ability to anticipate customer needs and emerging trends and develop or acquire new products, services and technologies at competitive prices requires significant resources, including employees with the requisite skills, experience and expertise, particularly in our Global Technology segment, including dental practice management, patient engagement and demand creation software solutions. The failure to successfully address these challenges could materially disrupt our sales and operations.

We have increased and expect to continue to increase our use of AI technologies in various contexts to improve customer and patient experiences and drive efficiencies in certain areas of our business. While these innovations can present benefits to the Company, they also create risks and challenges. If investments in such emerging technologies are less successful at attracting and retaining customers than similar investments by our competitors, or if we are otherwise unsuccessful at realizing the benefits of these technological investments generally, this could have a material adverse effect on our business, financial condition, or operating results. Additionally, widely assessable generative AI that rapidly surpasses our organizational ability to understand associated risks and opportunities (including employees' failure to comply with policies governing AI usage) could endanger our intellectual property, lead to misuse of data and cause reputational harm.

Risks inherent in acquisitions, dispositions and joint ventures could offset the anticipated benefits.

One of our business strategies has been to expand in part through acquisitions and joint ventures and we expect to continue to make acquisitions and enter into joint ventures in the future. There is risk that one or more may not succeed. We cannot be sure, for example, that we will achieve the benefits of revenue growth that we expect from these transactions or that we will avoid unforeseen additional costs, taxes, or expenses. Our ability to successfully implement our acquisition and joint venture strategy depends upon, among other things, the following:

- the availability of suitable acquisition or joint venture candidates at acceptable prices;
- our ability to consummate such transactions, which could potentially be prohibited due to U.S. or foreign antitrust regulations;
- the liquidity of our investments and the availability of financing on acceptable terms;
- our ability to retain customers or product lines of the acquired businesses or joint ventures;
- our ability to retain, recruit and incentivize the management of the companies we acquire; and
- our ability to successfully integrate these companies' operations, systems, services, products and personnel with our culture, management policies, legal, regulatory and compliance policies, information technology and cybersecurity systems and policies, internal procedures, working capital management, financial, operational and internal controls and strategies.

Furthermore, some of our acquisitions and future acquisitions may give rise to an obligation to make contingent payments or to satisfy certain repurchase obligations, which payments could have material adverse impacts on our financial results individually or in the aggregate. Additionally, when we decide to sell assets or a business, we may encounter difficulty in finding buyers or timely executing alternative exit strategies on acceptable terms, which could delay the accomplishment of our strategic objectives. Dispositions may also involve continued financial involvement in a divested business, such as through transition service agreements, indemnities or other current or contingent financial obligations.

Certain provisions in our governing documents and other documents to which we are a party may discourage third parties from seeking to acquire us that might otherwise result in our stockholders receiving a premium over the market price of their shares.

The provisions of our certificate of incorporation and by-laws may make it more difficult for a third-party to acquire us, may discourage acquisition bids and may impact the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions, among other things require (i) the affirmative vote of the holders of at least 60% of the shares of common stock entitled to vote to approve a merger, consolidation, or a sale, lease, transfer or exchange of all or substantially all of our assets; and (ii) the affirmative vote of the holders of at least 66 2/3% of our common stock entitled to vote to (a) remove a director; and (b) to amend or repeal our by-laws, with certain limited exceptions. In addition, certain of our employee incentive plans provide for accelerated vesting of equity awards upon termination without cause within two years following a change in control, or grant the plan committee discretion to accelerate awards upon a change of control. Further, certain agreements between us and our executive officers provide for increased severance payments and certain benefits if those executive officers are terminated without cause by us or if they terminate for good reason, in each case within two years following a change in control or within ninety days prior to the effective date of the change in control or after the first public announcement of the pendency of the change in control.

Adverse changes in supplier rebates or other purchasing incentives could negatively affect our business.

The terms on which we purchase or sell products from many suppliers may entitle us to receive a rebate or other purchasing incentive based on the attainment of certain growth goals. Suppliers may reduce or eliminate rebates or incentives offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates or incentives to levels that we cannot achieve. Increased competition either from generic or equivalent branded products could result in us failing to earn rebates or incentives that are conditioned upon achievement of growth goals. Additionally, factors outside of our control, such as customer preferences, consolidation of suppliers or supply issues, can have a material impact on our ability to achieve the growth goals established by our suppliers, which may reduce the amount of rebates or incentives we receive.

Sales of corporate brand products and products that we manufacture entail additional risks, including the risk that such sales could materially adversely affect our relationships with suppliers.

We offer certain corporate brand products that are available exclusively from us. The sale of such corporate brand products and the sale of products that we manufacture subject us to potential product liability risks, mandatory or voluntary product recalls, potential supply chain and distribution chain disruptions and potential intellectual property infringement risks, among other risks. In addition, an increase in the sales of our corporate brand products and our own manufactured products may negatively affect our sales of products owned by our suppliers which, consequently, could adversely impact certain of our supplier relationships. Our ability to locate qualified, economically stable suppliers who satisfy our requirements, and to acquire sufficient products in a timely and effective manner, is critical to ensuring, among other things, that customer confidence is not diminished. In addition, we are exposed to the risk that our competitors or our large customers may introduce their own private label, generic, or low-cost products that compete with our products at lower price points. Such products could capture significant market share or decrease market prices overall, eroding our sales and margins. Any failure to develop sourcing relationships with a broad and deep supplier base could have a material adverse effect on our business, financial condition or operating results.

Our business could be affected by activist investors.

We actively engage in discussions with our stockholders. In other cases, stockholders can engage in certain divisive activist tactics, which can take many forms (including potential proxy contests). Some stockholder activism has resulted in, and could in the future result in, substantial costs, such as professional fees, and the diversion of management's and our Board of Directors' attention and resources from our businesses and strategic plans. Additionally, it could cause uncertainty about our management, operations or future strategic direction, which could result in the loss of future business opportunities or negatively impact our ability to attract and retain qualified talent. Activists or other stockholders holding a large portion of our outstanding shares could also have the ability to exert influence on actions requiring a stockholder vote, including the election of directors and the approval of certain extraordinary business transactions. These risks could cause volatility in the trading price of our common stock based on factors other than the fundamentals of our business.

INDUSTRY RISKS

Security risks generally associated with our information systems and our technology products and services have in the recent past adversely affected our business and results of operations, and could in the future materially adversely affect our business and our results of operations if such products, services, or systems (or third-party systems we rely on) are interrupted, damaged by unforeseen events, are subject to cyberattacks or fail for any extended period of time.

We rely on information systems ("IS") in our business to obtain, rapidly process, analyze, manage and store customer, product, supplier and employee data to, among other things:

- maintain and manage worldwide systems to facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers;
- receive, process and ship orders on a timely basis;
- manage the accurate billing and collections for our customers;
- process payments to suppliers;
- provide products and services that maintain certain of our customers' electronic medical or dental records (including protected health information of their patients); and
- maintain and manage global human resources, compensation and payroll systems.

There could be an adverse impact on our business, financial condition or operating results if we do not maintain an adequate information and technology infrastructure (*e.g.*, hardware, networks, software, people and processes) to effectively protect and support the current and future information requirements of the business. In addition to health information in our customers' electronic medical and dental records, certain of our IS stores other sensitive personal and financial information, such as health care and other information related to our employees and individuals we service, as well as other sensitive information such as credit card information from our third-party business partners, that is confidential, and in many cases subject to privacy laws.

Our IS are susceptible to, among other things, natural disasters, power losses, telecommunication failures, cybersecurity threats and other criminal activity. Information security risks have significantly increased in recent years in part because of an overall increase in cyber incidents, their increased sophistication and the involvement of organized crime, hackers, terrorists and foreign state agents. In particular, the health care industry has been targeted by threat actors seeking to undermine companies' cybersecurity defensive measures. We have processes in place intended to ensure that our security measures keep pace with new and emerging risks. We regularly review, monitor and implement multiple layers of security through technology, processes and our people. We utilize security technologies designed to protect and maintain the integrity of our IS and data, and our defenses are monitored and routinely tested internally and by external parties. Despite these efforts, our facilities and systems and those of our third-party service providers have been, and may in the future be, vulnerable to privacy and security incidents, cybersecurity attacks and data breaches, acts of vandalism or theft, computer viruses and other malicious code, misplaced or lost data, programming and/or human errors, attacks or other acts undermining IS of third party business partners including our customers, or other similar events that could impact the security, reliability and availability of our systems. In addition, hardware, software or applications developed internally or procured from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. As a practical matter, so long as we depend on IS to operate our business, and our business partners do the same, there can be no guaranty that such measures will successfully stop any one particular cybersecurity incident given the constantly evolving nature of the threat. We have incurred and may in the future incur substantial costs as we update our cybersecurity defense systems and our general computer controls to meet evolving challenges, and legislative or regulatory action related to cybersecurity may increase our costs to develop or implement new technology products and services.

A cyberattack that bypasses or compromises our IS cybersecurity and/or general information technology ("IT") controls (including third-party systems we rely on) causing an IS security breach may lead, and has in the past led, to a disruption of our IS business systems (including third-party systems we rely on), interruption of operations (including, without limitation, receiving, verifying and processing customer orders, customer service, accounts payable, warehouse management and shipping and systems tied to internal controls over financial reporting), the loss or alteration of business, financial and other protected information, a negative impact on our financial performance, and to an adverse impact on our financial accounting and reporting controls. A cyberattack that bypasses or compromises our IS cybersecurity and/or general computer controls or those of third parties with whom we engage may also lead to claims against us by affected parties and/or governmental agencies, and involve fines and penalties, as well as substantial defense and settlement expenses. Any of these impacts may alone, or collectively, have a material impact on our business. A successful cyberattack has, and may again in the future, disrupt our business operations, adversely impact our financial accounting and reporting of results of operations, divert the attention of management, and adversely impact our results of operations.

In addition, we develop products and provide services to our customers that are technology-based, and a cyberattack that bypasses the IS supporting our products or services causing a security breach and/or perceived security vulnerabilities in our products or services could also cause significant loss of business and reputational harm, and actual or perceived vulnerabilities may lead to claims against us by our customers and/or governmental agencies. In addition, certain of our practice management products and services purchased by health care providers, such as physicians and dentists, are used to store and manage patient medical or dental records, and when cloud-based approaches are used, we may be responsible for hosting those records. These customers, and in some cases, we are subject to laws and regulations which require that they protect the privacy and security of those records, and our products may be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable privacy and security laws.

In addition to immaterial and unrelated prior incidents at certain of our subsidiaries, in October 2023 Henry Schein experienced a cybersecurity incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business was not affected, and our manufacturing businesses were mostly unaffected. The October 2023 cybersecurity incident disrupted key business operations, adversely impacted our financial results for the fourth quarter and full year 2023, diverted attention of management, and caused the Company to incur significant remediation costs. The incident had residual impact on our financial results in 2024, and we continue to review the effects of the incident on the Company's business. We have spent, and plan to expend in the future, additional resources to continue to protect against, or to address problems caused by, business interruptions and data security breaches. We also may be perceived as a more vulnerable target of the cyber hackers as a result of the October 2023 incident.

The health care products distribution industry is highly competitive (including, without limitation, competition from third-party online commerce sites) and consolidating, and we may not be able to compete successfully.

We compete with numerous companies, including several major manufacturers and distributors. Some of our competitors have greater financial and other resources than we do, which could allow them to compete more successfully. Most of our products are available from several sources and our customers tend to have relationships with several distributors. Competitors could obtain exclusive rights to market particular products, which we would then be unable to market. Manufacturers also could increase their efforts to sell directly to end-users and thereby eliminate or reduce our role in distribution. Industry consolidation among health care product distributors and manufacturers, price competition, product unavailability, whether due to our inability to gain access to products or to interruptions in manufacturing supply, or the emergence of new competitors, also could increase competition. Consolidation has also increased among manufacturers of health care products, which could have a material adverse effect on our margins and product availability. We could be subject to charges and financial losses in the event we fail to satisfy minimum purchase commitments contained in some of our contracts. Additionally, traditional health care supply and distribution relationships are being challenged by online commerce solutions.

The continued advancement of online commerce by third parties and online price transparency requires us to cost-effectively adapt to changing technologies, to enhance existing services and to differentiate our business (including with additional value-added services) to address changing demands of consumers and our customers. The emergence of such competition and our inability to anticipate and effectively respond to changes on a timely basis could have a material adverse effect on our business, financial condition or operating results.

The health care industry is experiencing changes due to political, economic and regulatory influences that could materially adversely affect our business.

The health care industry is highly regulated and subject to changing political, economic and regulatory influences. In recent years, the health care industry has been undergoing significant changes driven by various efforts to reduce costs, including, among other factors: trends toward managed care; collective purchasing arrangements and consolidation among office-based health care practitioners; and changes in reimbursements to customers, including increased attention to value-based payment arrangements, as well as enforcement activities (and related monetary recoveries) by governmental officials. Both our profitability and that of our customers may be materially adversely affected by laws and regulations reducing reimbursement rates for pharmaceuticals, medical supplies and devices, and/or medical treatments or services, or changes to the methodology by which reimbursement levels are determined. If we are unable to react effectively to these and other changes in the health care industry, our business could be materially adversely affected. The ACA greatly expanded health insurance coverage in the United States and has been the target of legal and political challenges since its adoption. Any outcome of these challenges that changes the ACA could have a significant impact on the U.S. health care industry and the ability or willingness of individuals to engage with it.

Expansion of GPOs, DSOs, MSOs or provider networks and the multi-tiered costing structure may place us at a competitive disadvantage.

The health care products industry is subject to a multi-tiered costing structure, which can vary by manufacturer and/or product. Under this structure, certain institutions can obtain more favorable prices for health care products than we are able to obtain. The multi-tiered costing structure continues to expand as many large integrated health care providers and others with significant purchasing power, such as GPOs, DSOs and MSOs, demand more favorable pricing terms. Additionally, the formation of provider networks, GPOs, DSOs and MSOs may shift purchasing decisions to entities or persons with whom we do not have a historical relationship and may threaten our ability to compete effectively, which could in turn negatively impact our financial results. In addition, such organizations may establish direct relationships with manufacturers, thereby either eliminating or reducing the services historically provided by distributors. Although we are seeking to obtain similar terms from manufacturers to access lower prices demanded by GPO, DSO and MSO contracts or other contracts, and to develop relationships with existing and emerging provider networks, GPOs, DSOs and MSOs, we cannot guarantee that such terms will be obtained or contracts executed.

Increases in shipping costs or service issues with our third-party shippers could harm our business.

Our ability to meet our customers' expedited delivery expectations is an integral component of our business strategy for which our customers rely. Shipping is a significant expense in the operation of our business. We ship almost all of our orders through third-party delivery services, and typically bear the cost of shipment. Accordingly, any significant increase in shipping rates could have a material adverse effect on our business, financial condition or operating results. While we have recently experienced increases in shipping costs, we do not expect these additional expenses to be material to our results now, however, they could be material in the future. Similarly, strikes or other service interruptions by those shippers, including at transportation centers or shipping ports, could cause our operating expenses to rise and materially adversely affect our ability to deliver products on a timely basis.

MACRO-ECONOMIC AND POLITICAL RISKS

Uncertain global and domestic macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Uncertain global and domestic macro-economic and political conditions that affect the economy and the economic outlook of the United States, Europe, Asia and other parts of the world could have a material adverse effect our business, financial condition or operating results. These uncertainties, include, among other things, those listed under "Managements Discussion and Analysis of Financial Condition and Results of Operations, Cautionary Note Regarding Forward-Looking Statements."

Additionally, changes in government, government debt and/or budget crises may lead to reductions in government spending in certain countries, which could reduce overall health care spending and/or lead to higher income or corporate taxes, which could depress spending overall. Recessionary or inflationary conditions and depressed levels of consumer and commercial spending may also cause customers to reduce, modify, delay, or cancel plans to purchase our products and may cause suppliers to reduce their output or change their terms of sale. We have experienced inflationary pressures, including higher freight costs and interest expense, and pressures resulting from the strengthening of the dollar, which have and continue to impact our results of operations. We generally sell products to customers with payment terms. If customers' cash flow or operating and financial performance deteriorate, or if they are unable to make scheduled payments or obtain credit, they may not be able to, or may delay, payment to us. Likewise, for similar reasons suppliers may restrict credit or impose different payment terms.

REGULATORY AND LITIGATION RISKS

Failure to comply with existing and future regulatory requirements could materially adversely affect our business.

We strive to be compliant with the applicable laws, regulations and guidance described below in all material respects, and believe we have effective compliance programs and other controls in place to ensure substantial compliance. However, compliance is not guaranteed either now or in the future as certain laws, regulations and guidance may be subject to varying and evolving interpretations that could affect our ability to comply, as well as future changes, additions and enforcement approaches, including in light of political changes. Changes with respect to the applicable laws, regulations and guidance described below may require us to update or revise our operations, services, marketing practices, and compliance programs and controls, and may impose additional and unforeseen costs on us, pose new or previously immaterial risks to us, or may otherwise have a material adverse effect on our business. There can be no assurance that current and future government regulations will not adversely affect our business, and we cannot predict new regulatory priorities, the form, content or timing of regulatory actions, and their impact on the health care industry and on our business and operations.

Global efforts to contain health care costs continue to exert pressure on product pricing. In the United States, there has been increased scrutiny on drug pricing and concurrent efforts to control or reduce drug costs by Congress, the President, executive branch agencies and various states. We may be required to report drug pricing data under federal laws and regulations. Several U.S. states have adopted laws, that may apply to some of our operations, that require drug manufacturers, including re-packagers or re-labelers, to provide advance notice of certain price increases and to report information relating to price increases, while others have established prescription drug affordability boards or multi-payer purchasing pools to reduce the cost of prescription drugs. At the federal level, for example, the Inflation Reduction Act of 2022, among other things, requires drug manufacturers that raise certain of their drug prices faster than the rate of inflation to pay rebates to Medicare, and over time will authorize the federal government to negotiate directly with drug manufacturers to lower the prices of certain brand-name drugs covered by Medicare. These various evolving efforts create uncertainty and may adversely affect our business.

Under the Sunshine Act, we are required to collect and report detailed information regarding certain financial relationships we have with covered recipients (*e.g.*, physicians, dentists, teaching hospitals, other health care practitioners). We may be required to report information under state transparency laws that address circumstances not covered by the Sunshine Act. We are also subject to similar foreign transparency laws. While we believe we have substantially compliant programs and controls in place satisfying the above laws and requirements, such compliance imposes additional costs on us and the requirements are sometimes unclear.

Our business is subject to additional requirements under various local, state, federal and foreign laws and regulations applicable to the sale and distribution of, and third-party payment for, pharmaceuticals and medical devices and HCT/P products. Among the federal laws with which we must comply are the Controlled Substances Act, the FDC Act, the Federal Drug Quality and Security Act, including DSCSA, and Section 361 of the Public Health Services Act. Among other things, such laws and the regulations promulgated thereunder:

- regulate the introduction, manufacture, advertising, marketing, promotion, sampling, pricing, reimbursement, labeling, packaging, storage, handling, returning, recalling, reporting, distribution of, and recordkeeping for drugs, HCT/P products and medical devices, including unique device identifiers;
- subject us to inspection by the FDA, OSHA, and DEA and similar state authorities;
- regulate the storage, transportation and disposal of hazardous materials;
- require us to advertise and promote our drugs and devices in accordance with FDA regulations;
- require us to report average sales price (ASP) to CMS for drugs or biologicals payable under Medicare Part B with or without a Medicaid drug rebate agreement;
- require registration with the FDA and the DEA and various state agencies;
- require us to design and operate a system to identify and report suspicious orders of controlled substances to the DEA and certain states;
- require us to manage returns of products that have been recalled and subject us to inspection of our recall procedures and activities;
- impose on us reporting requirements if a pharmaceutical, HCT/P product or medical device causes an adverse event, serious illness, injury or death;
- require manufacturers, wholesalers, re-packagers and dispensers of prescription drugs to identify and trace certain prescription drugs as they are distributed;
- require the licensing of prescription drug wholesalers and third-party logistics providers; and
- mandate compliance with standards for the recordkeeping, storage, handling and documentation of transactions involving prescription drugs and associated reporting requirements.

The FDA regulates certain computer software and digital health products intended for use in health care settings, including, for example, AI and machine learning-enabled medical devices and the cybersecurity of medical devices. Certain of our businesses involve the development and sale of software and related products to support physician and dental practice management, and it is possible that the FDA or foreign government authorities could determine that one or more of our products is subject to regulation as a medical device, which could subject our businesses to substantial additional requirements, costs, potential enforcement actions or liabilities for noncompliance with respect to these products. For example, some of our imaging software is regulated as a medical device which subjects our businesses to substantial additional requirements, costs and potential enforcement actions or liabilities for noncompliance with respect to these products.

Applicable federal, state, local and foreign laws and regulations also may require us to meet various standards relating to, among other things, licensure, registration, program eligibility, procurement, third-party reimbursement, sales and marketing practices, product integrity and supply tracking to product manufacturers, product labeling, personnel, privacy and security of health or other personal information, installation, maintenance and repair of equipment and the importation and exportation of products. The FDA and DEA, as well as CMS (including with respect to complex Medicare reimbursement requirements applicable to our specialty home medical supplies business) and state Medicaid agencies, have recently increased their regulatory and enforcement activities and, in particular, the DEA has heightened enforcement activities due to the opioid crisis in the United States.

The failure to comply with any of these laws or regulations, or new interpretations of them, or the imposition of any additional laws and regulations, could materially adversely affect our business. The costs to us associated with complying with the various applicable statutes and regulations, as they now exist and as they may be modified, could be material. Allegations by a governmental body that we have not complied with these laws could have a material adverse effect on our businesses. While we believe that we are substantially compliant with applicable laws and regulations, and have adequate compliance programs and controls in place to ensure substantial compliance, if it is determined that we have not complied with these laws, we are potentially subject to warning letters, substantial civil and criminal penalties, mandatory recall of product, seizure of product and injunction, consent decrees and suspension or limitation of payments to us, product sale and distribution. If we enter into settlement agreements to resolve allegations of non-compliance, we could be required to make settlement payments or be subject to civil and criminal penalties, including fines and the loss of licenses. Non-compliance with government requirements could also adversely affect our ability to participate in important federal and state government health care programs, such as Medicare and Medicaid, and damage our reputation.

The EU Medical Device Regulation ("MDR") may adversely affect our business.

The EU MDR significantly modified the regulatory compliance requirements for the medical device industry as a whole. Among other things, the EU MDR:

- strengthens the rules on placing devices on the market and reinforces surveillance thereafter;
- establishes explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
- improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
- sets up a central database (EUDAMED) to provide patients, health care professionals and the public with comprehensive information on devices, importers, and distributors registered in the EU;
- strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market; and
- contains specific provisions in the event of interruption or discontinuation of supply of a device.

The EU MDR imposes strict requirements for the confirmation that a product meets the regulatory requirements, including regarding a product's clinical evaluation and a company's quality systems, and for the distribution, marketing and sale of medical devices, including post-market surveillance. Pursuant to Regulation 2023/607 and subject to certain conditions, medical devices that (i) obtained a certificate under the EU Medical Device Directive from May 25, 2017, (ii) which was still valid on May 26, 2021, and (iii) has not been subsequently withdrawn may continue to be placed on the market or put into service until December 31, 2027 for higher risk devices or December 31, 2028 for medium and lower risk devices. The modifications created by the EU MDR may have an impact on the way we design and manufacture products and the way we conduct our business in the EEA.

If we fail to comply with laws and regulations relating to health care fraud or other laws and regulations, we could suffer penalties or be required to make significant changes to our operations, which could materially adversely affect our business.

Certain of our businesses are subject to federal and state (and similar foreign) health care fraud and abuse, referral and reimbursement laws and regulations with respect to their operations. Some of these laws, referred to as "false claims laws," prohibit the submission or causing the submission of false or fraudulent claims for reimbursement to federal, state and other health care payers and programs. Other laws, referred to as "anti-kickback laws," prohibit soliciting, offering, receiving or paying remuneration in order to induce or reward the referral of a patient or ordering, purchasing, leasing or arranging for, or recommending ordering, purchasing or leasing of, items or services that are paid for by federal, state and other health care payers and programs. Certain additional state and federal laws, such as the federal Physician Self-Referral Law ("Stark Law"), prohibit physicians and other health care professionals from referring a patient to an entity with which the physician (or family member) has a financial relationship, for the furnishing of certain designated health services (for example, durable medical equipment and medical supplies), unless an exception applies.

The fraud and abuse laws and regulations have been subject to heightened enforcement activity over the past few years, often as the result of "relators" who serve as whistleblowers by filing complaints in the name of the United States (and if applicable, particular states) under applicable false claims laws, and who may receive up to 30% of total government recoveries. Penalties under fraud and abuse laws may be severe, including treble damages and substantial civil penalties under the federal False Claims Act, as well as potential loss of licenses and the ability to participate in federal and state health care programs, criminal penalties, or imposition of a corporate compliance monitor, which could have a material adverse effect on our business. Also, these measures may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or relators could result in reputational harm and the incurring of substantial costs. Most states have adopted similar state false claims acts, and these state laws have their own penalties which may be in addition to federal False Claims Act penalties, and other fraud and abuse laws.

The United States government (among others) has expressed concerns about financial relationships between suppliers or manufacturers on the one hand and physicians, dentists and other health care providers, on the other. As a result, we regularly review and revise our marketing practices as necessary to facilitate compliance.

Our aspirations, goals and disclosures related to environmental, social and governance matters and the focus on regulators and private litigants among other things on related claims made by companies and funds expose us to numerous risks, including reputational, financial, legal and other risks, that could have an adverse impact on us. California has adopted stringent new climate disclosure requirements, as has the EU. As of April 4, 2024, the SEC has temporarily suspended implementation of its climate disclosure rules.

In the EU, Directive No. 2019/1937 of October 23, 2019, *on the protection of persons who report breaches of Union law,* organizes the legal protection of whistleblowers. This Directive covers whistleblowers reporting breaches of EU laws and regulations and protects a wide range of people including former employees. All private companies with 50 or more employees are required to create effective internal reporting channels. All EU Member States have now implemented the Directive.

We also are subject to the requirements of Directive No. 2022/2464 on corporate sustainability reporting ("CSRD") that became effective on January 5, 2023. CSRD requires in-scope companies to report on sustainability-related information that is material from a financial risk or opportunity perspective to their business and from an impact perspective on the environment or society. The materiality of sustainability matters is subjective and may be interpreted differently by various stakeholders. CSRD, its transposition into national EU Member State law, and associated guidance are evolving and reporting requirements may change, which may further increase the costs of complying with CSRD. CSRD has not yet been fully implemented by all EU Member States.

We also are subject to certain United States and foreign laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, German anti-corruption laws and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records. Our businesses are generally subject to numerous other laws and regulations that could impact our financial results, including, without limitation, securities, antitrust, consumer protection and marketing laws and regulations.

In the EU, both active and passive corruption in the private sector are criminalized. The EU Council Framework Decision 2003/568/JHA of 22 July 2003 *on combating corruption in the private sector* establishes more detailed rules on the liability of legal persons and deterrent sanctions. However, the liability of legal persons is regulated at a national level.

Failure to comply with fraud and abuse laws and regulations, and other laws and regulations, could result in significant civil and criminal penalties and costs, including the loss of licenses and the ability to participate in federal and state health care programs, and could have a material adverse effect on our business. We may determine to enter into settlements, make payments, agree to consent decrees or enter into other arrangements to resolve such matters. Intentional or unintentional failure to comply with settlement agreements or consent decrees could materially adversely affect our business.

While we believe that we are substantially compliant with applicable laws and regulations, and believe we have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or changes in our services or marketing practices in response to changes in applicable law or interpretation of laws, could have a material adverse effect on our business.

If we fail to comply with laws and regulations relating to the collection, storage and processing of sensitive personal information or standards in electronic health records or transmissions, we could be required to make significant changes to our products, or incur substantial fines, penalties, or other liabilities.

Our businesses that involve physician and dental practice management products, equipment and our specialty home medical supplies businesses, and our self-funded employee benefits programs include information technology (IT) systems that store and process personal health, clinical, financial, and other sensitive information of individuals. These IT systems may be vulnerable to breakdown, wrongful intrusions, data breaches and malicious attack, which could require us to expend significant resources to eliminate these problems and address related security concerns, and could involve claims against us by private parties and/or governmental agencies.

We are directly or indirectly subject to numerous and evolving federal, state, local and foreign laws and regulations that protect the privacy and security of personal information (including health data), such as HIPAA, CAN-SPAM, TCPA, Section 5 of the FTC Act, the CCPA and various other privacy laws that have or will soon come into effect. Laws and regulations relating to privacy and data protection are continually evolving and subject to potentially differing interpretations, including those relating to AI. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. In addition, cybersecurity laws such as the federal Cyber Incident Reporting for Critical Infrastructure Act of 2022, proposed Federal Acquisition Regulations and amendments to SEC reporting requirements may require us to provide notifications about cybersecurity incidents in limited timeframes and before investigations are complete. Our businesses' failure to comply with these laws and regulations could expose us to breach of contract claims, substantial fines, penalties and other liabilities and expenses, costs for remediation and harm to our reputation. Evolving laws and regulations in this area could restrict the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products to reflect these legal requirements, which could have a material adverse effect on our operations.

In addition, the European Parliament and the Council of the EU adopted the GDPR effective from May 25, 2018, which increased privacy rights for Data Subjects, including individuals who are our customers, suppliers and employees. The GDPR extended the scope of responsibilities for data controllers and data processors, and generally imposes increased requirements and potential penalties on companies, such as us, that are either established in the EU and process personal data of Data Subjects (regardless the Data Subject location), or that are not established in the EU but that offer goods or services to Data Subjects in the EU or monitor their behavior in the EU. Noncompliance can result in penalties of up to the greater of EUR 20 million, or 4% of global company revenues (sanction that may be public), and Data Subjects may seek damages. Member states may individually impose additional requirements and penalties regarding certain limited matters (for which the GDPR left some room of flexibility), such as employee personal data. With respect to the personal data it protects, the GDPR requires, among other things, controller accountability, consents from Data Subjects or another acceptable legal basis to process the personal data, notification within 72 hours of a personal data breach where required, data integrity and security, and fairness and transparency regarding the storage, use or other processing of the personal data. The GDPR also provides rights to Data Subjects relating notably to information, access, rectification, erasure of the personal data and the right to object to the processing. Despite Brexit, the UK also has data protection laws equivalent to the GDPR). Switzerland enacted FADP. Uncertainty about compliance with these data protection laws remains, with the possibilities that data protection authorities located in different EU Member States may interpret GDPR differently, or requirements of national laws may vary between the EU Member States, or guidance on GDPR and compliance practices may be often updated or otherwise revised. Any of these events will increase the complexity and costs of processing personal data in the European Economic Area, UK or Switzerland or concerning individuals located in these jurisdictions.

Effective November 1, 2021, China's PIPL imposes specific rules for processing personal information and specifies that the law shall also apply to personal information activities carried out outside China but for the purpose of providing products or services to PRC citizens. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, reputational damage, or legal proceedings against us, which may affect our business, financial condition or results of operations. The PIPL carries maximum penalties of CNY50 million or 5% of the annual revenue of entities that process personal data. Data protection laws in other countries are also quickly evolving, with many countries having updated, or are in the process of updating, their laws to bring them more in line with the model created by GDPR.

In the United States, the CCPA, effective January 1, 2020, establishes a privacy framework for covered businesses such as ours by, among other things, creating an expanded definition of personal information, establishing new data privacy rights for California residents and creating a new and potentially severe statutory damages framework for violations of the CCPA, as well as potentially severe statutory damages and private a right of action against businesses that suffer a data security breach due to their violation of a duty to implement reasonable security procedures and practices. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, California voters adopted the CPRA (effective January 1, 2023) which enhances and strengthens regulatory requirements and individual protections that currently exist under the CCPA. Other states have enacted or are considering enacting similar privacy laws, which may subject us to additional requirements and restrictions that could have an impact on our business. Comprehensive privacy laws in a number of other states are now in effect, and similarly enacted broad laws relating to privacy, data protection, and information security that will come into effect later in 2025 and 2026, further complicating our privacy compliance obligations through the introduction of increasingly disparate requirements across the various U.S. jurisdictions in which we operate. Additionally, certain other states have enacted specific health data privacy laws and other states are considering similar legislation. Congress is considering legislation that may preempt some or all of such U.S. state privacy laws, but which may also provide a more expansive private right of action for privacy claims than exists under current state laws.

The evolving complexity of privacy and data security legislation in the United States may complicate our compliance efforts and further increase our risk of regulatory enforcement, penalties and litigation. While we believe we have substantially compliant programs and controls in place to comply with privacy laws domestically and internationally, our compliance with data privacy and cybersecurity laws is likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

Further, countries are applying their data and consumer protection laws to AI, particularly generative AI, and are considering and implementing specific legal frameworks with respect to AI, for example the EU AI Act 2024 (which as with the GDPR, will have extra-territorial effect). Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. Anticipated further evolution of regulations and legislation on this topic may substantially increase the penalties to which we could be subject in the event of any non-compliance. Compliance with these laws is challenging, constantly evolving and time consuming and federal regulators, state attorneys general and plaintiff's attorneys have been and will likely continue to be active in this space. We may incur substantial expense in complying with legal obligations to be imposed by new regulations and we may be required to make significant changes to our solutions and expanding business operations, all of which may adversely affect our operations.

We also sell products and services that health care providers, such as physicians and dentists, use to store and manage patient medical or dental records. These customers and we are subject to laws, regulations and industry standards, such as HIPAA and the Payment Card Industry Data Security Standards, which require the protection of the privacy and security of those records. Our products or services may be used as part of these customers' comprehensive data security programs, including in connection with their efforts to comply with applicable data privacy and security laws and contractual requirements. Perceived or actual security vulnerabilities in our products or services, or the perceived or actual failure by us or our customers who use our products or services to comply with applicable legal or contractual data privacy and security requirements, may not only cause us significant reputational harm, but may also lead to claims against us by our customers and/or governmental agencies and involve substantial fines, penalties and other liabilities and expenses and costs for remediation. Additionally, under the GDPR, health data belong to the category of "sensitive data" and benefit from specific protection. Processing of such data is generally prohibited, except for specific exceptions.

Certain of our businesses involve the manufacture and sale of electronic health record (EHR) systems and other products linked to government supported incentive programs, where the EHR systems must be certified as having certain capabilities designated in evolving standards, such as those adopted by CMS and ONC. In order to maintain certification of our EHR products, we must satisfy the changing governmental standards. If any other EHR systems do not meet these standards, yet have been relied upon by health care providers to receive federal incentive payments, we may be exposed to risk, such as under federal health care fraud and abuse laws, including the False Claims Act. Additionally, effective September 1, 2023, the HHS-OIG issued a final rule implementing civil money penalties for information blocking as established by the Cures Act. OIG incorporated regulations published by ONC as the basis for enforcing information blocking penalties. Each information blocking violation carries a $1 million penalty. While we believe we are substantially in compliance with such certifications and with applicable fraud and abuse laws and regulations and that we have adequate compliance programs and controls in place to ensure substantial compliance, we cannot predict whether changes in applicable law, or interpretation of laws, or resulting changes in our compliance programs and controls, could have a material adverse effect on our business.

Moreover, in order to satisfy our customers and comply with evolving legal requirements, our products may need to incorporate increasingly complex functionality, such as reporting and information blocking. Although we believe we are positioned to accomplish this, the effort may involve increased costs, and our failure to implement product modifications, or otherwise satisfy applicable standards, could have a material adverse effect on our business.

Additionally, as electronic medical devices are increasingly connected to each other and to other technology, the ability of these connected systems to safely and effectively exchange and use exchanged information becomes increasingly important. As a medical device manufacturer, we must manage risks including those associated with an electronic interface that is incorporated into a medical device.

Tax legislation could materially adversely affect our financial results and tax liabilities.

We are subject to the tax laws and regulations of the United States federal, state and local governments, as well as foreign jurisdictions. From time to time, various legislative initiatives may be proposed that could materially adversely affect our tax positions. There can be no assurance that our effective tax rate will not be materially adversely affected by legislation resulting from these initiatives. In addition, tax laws and regulations are extremely complex and subject to varying interpretations. Although we believe that our historical tax positions are sound and consistent with applicable laws, regulations and existing precedent, there can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

We face inherent risk of exposure to product liability, intellectual property infringement and other claims in the event that the use of the products we sell results in injury.

Our business involves a risk of product liability, intellectual property infringement and other claims in the ordinary course of business, and from time to time we are named as a defendant in cases as a result of our distribution of products. Additionally, we own and own interests in companies that manufacture certain dental and medical products. As a result, we could be subject to the potential risk of product liability, intellectual property infringement or other claims relating to the manufacture and distribution of products by those entities. In addition, as our corporate brand business continues to grow, purchasers of such products may increasingly seek recourse directly from us, rather than the ultimate product manufacturer, for product-related claims. Another potential risk we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain. In addition, some of the products that we transport and sell are considered hazardous materials. The improper handling of such materials or accidents involving the transportation of such materials could subject us to liability or at least legal action that could harm our reputation.

Customs policies or legislative import restrictions could hinder the Company's ability to import goods necessary to our operations on a timely basis and result in government enforcement actions and/or sanctions.

Government-imposed import policies and legislation regulating the import of goods and prohibiting the use of forced labor or human trafficking could result in delays or the inability to import goods in a timely manner that are necessary to our operations, and such policies or legislation could also result in financial penalties, other sanctions, government enforcement actions and reputational harm. Certain of our suppliers have had their ability to service certain markets restricted or negatively impacted because of allegations of forced labor in their supply chain. While the Company has policies against and seeks to avoid the import of goods that are manufactured in whole or in part by forced labor or through human trafficking, as a result of legislative and governmental policy initiatives, we may be subject to increasing potential delays, added costs, supply chain disruption and other restrictions.

GENERAL RISKS

Our business operations, results of operations, cash flows, financial condition and liquidity may be negatively impacted by the effects of disease outbreaks, epidemics, pandemics, or similar wide-spread public health concerns and other natural or man-made disasters, such as terrorism, civil unrest, fire and extreme weather.

Our business operations, results of operations, cash flows, financial condition and liquidity may be negatively impacted by the effects of disease outbreaks, epidemics, pandemics, similar wide-spread public health concerns and other natural or man-made disasters, such as terrorism, civil unrest, fire and extreme weather ("disasters"). For example, as a global health care solutions company, the COVID-19 pandemic and the governmental responses to it had a material adverse effect on our business, financial condition, operating results and cash flows. The impacts and potential impacts from the COVID-19 pandemic included, and could include as a result of other disasters, adverse impacts such as significant volatility in supply, demand and selling prices, interrupted operations of industries that use or manufacture the products we distribute for personal protective equipment (PPE), test kits and related products, reduction in peoples' ability and willingness to be in public, impact of adapted business practices, volatility in the financial markets, and unavailability or impairment of our manufacturing, distribution, or other facilities, or firmwide systems such as our IS.

Our global operations are subject to inherent risks that could materially adversely affect our business.

Our global operations are subject to risks that could materially adversely affect our business, including, among other things:

- difficulties and costs relating to staffing and managing foreign operations;
- difficulties and delays inherent in sourcing products, establishing channels of distribution and contract manufacturing in foreign markets;
- fluctuations in the value of foreign currencies;
- uncertainties relating to trade agreements and international trade relationships;
- longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;
- repatriation of cash from our foreign operations to the United States;
- regulatory requirements, including, without limitation, anti-bribery, anti-corruption and laws pertaining to the accuracy of our internal books and records;
- litigation risks;
- unexpected difficulties in importing or exporting our products and import/export tariffs, quotas, sanctions or penalties;
- limitations on our ability under local laws to protect our intellectual property;
- unexpected regulatory, legal, economic and political changes in foreign markets;
- changes in tax regulations that influence purchases of capital equipment;
- civil disturbances, geopolitical turmoil, including terrorism, war or political or military coups; and
- risks associated with climate change, including physical risks such as impacts from extreme weather events and other potential physical consequences, regulatory and technological requirements, market developments, stakeholder expectations and reputational risk.

Our future success is substantially dependent upon our senior management, and our revenues and profitability depend on our relationships with capable personnel, as well as customers, suppliers and manufacturers of the products that we distribute.

Our future success is substantially dependent upon the efforts and abilities of members of our existing senior management, particularly Stanley M. Bergman, Chairman and Chief Executive Officer. In November 2022, Mr. Bergman's employment agreement was extended through December 31, 2025. Although the Company has an internal succession plan for its senior leadership team, including Mr. Bergman, the loss of the services of Mr. Bergman could have a material adverse effect on our business. We do not currently have "key man" life insurance policies on any of our employees. Competition for senior management is intense, burnout and turn-over rates are increasing workplace concerns, and we may not be successful in attracting and retaining key personnel. Additionally, our future revenues and profitability depend on our ability to maintain satisfactory relationships with qualified personnel, as well as customers, suppliers and manufacturers. If we fail to maintain our existing relationships with such persons or fail to acquire relationships with such key persons in the future, our business may be materially adversely affected.

Disruptions in the financial markets may materially adversely affect the availability and cost of credit to us.

Our ability to make scheduled payments or refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Disruptions in the financial markets may materially adversely affect the availability and cost of credit to us.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the staff of the SEC that were issued 180 days or more preceding the end of our 2024 fiscal year.

Item 1C. Cybersecurity

We rely on information systems in our business to obtain, rapidly process, analyze, manage and store customer, product, supplier and employee data to, among other things: maintain and manage multiple information systems worldwide to facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers; receive, process and ship orders on a timely basis; manage the accurate billing and collections for thousands of customers; process payments to suppliers and vendors; provide products and services that maintain certain of our customers' electronic medical or dental records (including protected health information of their patients) and maintain and manage global human resources, compensation and payroll systems. For these purposes, we define "information systems" in a manner consistent with the definition contained in the rules adopted by the SEC to mean "electronic information resources, owned or used by the registrant, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the registrant's information to maintain or support the registrant's operations."

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk mitigation strategy intended to protect our information systems. Our cybersecurity risk mitigation strategy is designed so that the Company's cybersecurity program is aligned with generally accepted cybersecurity standards and frameworks, in particular the NIST Cybersecurity Framework, or "NIST CSF," and our Company is externally audited, or certified, with ISO27001 partial scope.

We maintain an Office of Cybersecurity ("OCS"), led by our Chief Information Security Officer ("CISO"), which oversees the operations of our cyber risk mitigation strategy. The OCS is a cross-functional, enterprise-wide management team, which continuously evaluates our global cybersecurity program's effectiveness and is focused on maintaining and protecting our information systems. In overseeing the operations of our cyber risk mitigation strategy, the OCS partners with our Global Technology Solutions team, which is led by our Chief Technology Officer ("CTO") and is comprised of over one hundred professionals that support our information systems and operations. Our cyber risk mitigation strategy includes monitoring for and addressing risks that materialize within the Company's information systems, as well as at our third-party vendors, suppliers and other third-party business partners.

Our CISO reports to our CTO. Our CTO, who also serves as Senior Vice President, has more than 30 years of experience leading large-scale global IT organizations and received a Bachelor of Business Administration in Business Computer Information Systems and a Master of Business Administration from Hofstra University. See also Item 1. Business, Other Executive Management. Our Vice President, Global CISO, who also serves as Vice

President and Head of the Office of Cyber Security, has over 30 years of experience leading global cybersecurity and technology programs in large and complex corporations, and holds a Certified Information Systems Security Professional and a Certified Information Systems Auditor certification. He also received a BS, Information Technology and Security from Baker College. The cybersecurity risk mitigation strategy is also overseen by senior managers who are members of our Executive Steering Committee, comprised of the Company's most senior technology, legal and internal auditing officers. Our CEO is regularly briefed on issues, incidents, and developments, and our Board oversees our risk mitigation strategy principally through its Audit Committee and Regulatory, Compliance and Cybersecurity Committee, as described in more detail below.

Our cybersecurity risk management program includes, among other elements:

- risk assessments designed to help identify material cybersecurity risks to our information systems;
- a security team principally responsible for managing our (i) cybersecurity risk assessment processes, and (ii) defining cybersecurity control standards;
- the use of expert external service providers to assess, test or otherwise assist with aspects of our cybersecurity controls, and to respond to specific cybersecurity threats;
- the review and assessment of past cybersecurity incidents with a view to learning from those events to further strengthen our cyber risk mitigation strategy;
- a written cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a Global Information Security Policy, together with more detailed information security policies, procedures, standards, and guidelines.

In addition, all employees with systems access are required to participate in mandatory annual cybersecurity and anti-phishing courses, along with compliance programs. Our employees who perform financial gatekeeper roles also receive additional mandatory annual data security training specific to spoofing, phishing and similar data security threats. Per written Company policies, employees are also required to safeguard confidential information.

Our cybersecurity risk strategy is integrated into our overall enterprise risk management program, and our cybersecurity team is supported by and connected with the enterprise risk management team.

Prior Cyber Incidents

In addition to immaterial and unrelated prior incidents at certain of our subsidiaries, in October 2023 Henry Schein experienced a cyber incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business was not affected, and our manufacturing businesses were mostly unaffected. The October 2023 cyber incident disrupted key business operations, adversely impacted our financial results for the fourth quarter and full year 2023, diverted attention of management, and caused the Company to incur significant remediation costs. The incident had residual impact on our financial results in 2024.

Cybersecurity Governance

Our Board has a Regulatory, Compliance and Cybersecurity Committee that focuses on cybersecurity oversight, together with other board committees, principally the Audit Committee. The purpose of the Regulatory, Compliance and Cybersecurity Committee is to assist the Board by providing guidance to, and oversight of, the Company's senior management responsible for assessing and managing Company-wide regulatory, corporate compliance and cybersecurity risk management programs. The primary responsibilities of the Regulatory, Compliance and Cybersecurity Committee are to (i) discuss cybersecurity strategic decisions, issues, challenges and opportunities relating thereto, (ii) provide expertise to guide assessment and monitoring of Company-wide regulatory, corporate compliance and cybersecurity risk management budgeting, spending and capital investment, (iii) monitor progress and status of the Company's regulatory, corporate compliance and cybersecurity risk management programs, (iv) review and evaluate major regulatory, corporate compliance and cybersecurity risk management initiatives to identify emerging and future opportunities for synergy or to leverage regulatory, corporate compliance and cybersecurity risk management investments more effectively and cost efficiently,

(v) report to the Audit Committee on regulatory, corporate compliance and cybersecurity risk management matters reviewed by the Regulatory, Compliance and Cybersecurity Committee that may impact the Company's financial reporting and (vi) be generally available to, and communicate with, the Company's senior management, and to inform the Board in the areas described above.

Our CISO and CTO, along with other key executives who are part of our Executive Steering Committee, review strategy, policy, program effectiveness, standards, enforcement and cybersecurity issue management with the Board's Regulatory, Compliance and Cybersecurity Committee on at least a quarterly basis and with the Audit Committee on at least a bi-annual basis. Our CTO meets with Board members outside of the formal meetings on a regular basis as well as in connection with specific cybersecurity issues or threats.

ITEM 2. Properties

Within our Global Distribution and Value-Added Services and Global Specialty Products segments (for properties with more than 100,000 square feet) we lease and/or own approximately 5.1 million square feet of properties, consisting of distribution, office, showroom, manufacturing and sales space, in locations including the United States, Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, France, Germany, Hong Kong SAR, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Morocco, the Netherlands, New Zealand, Peru, Poland, Portugal, South Africa, Spain, Sweden, Switzerland, Thailand, United Arab Emirates and the United Kingdom. Lease expirations range from 2025 to 2041.

We believe that our properties are in good condition, are well maintained and are suitable and adequate to carry on our business. We have additional operating capacity at certain distribution center facilities.

ITEM 3. Legal Proceedings

For a discussion of Legal Proceedings, see Note 17 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements included under Item 8.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Select Market tier of the Nasdaq Stock Market, or Nasdaq, under the symbol HSIC.

On February 18, 2025, there were approximately 108,000 holders of record of our common stock and the last reported sales price was $77.63. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Purchases of Equity Securities by the Issuer

Our share repurchase program, announced on March 3, 2003, originally allowed us to repurchase up to two million shares pre-stock splits (eight million shares post-stock splits) of our common stock, which represented approximately 2.3% of the shares outstanding at the commencement of the program. Subsequent additional increases totaling $5.9 billion, authorized by our Board, to the repurchase program provide for a total of $6.0 billion (including $500 million authorized on January 27, 2025) of shares of our common stock to be repurchased under this program. Subject to market conditions and other factors, we plan to continue to accelerate our share repurchase activity.

As of December 28, 2024, we had repurchased approximately $5.1 billion of common stock (95,814,454 shares) under these initiatives, with $380 million available for future common stock share repurchases.

The following table summarizes repurchases of our common stock under our stock repurchase program during the fiscal quarter ended December 28, 2024:

Fiscal Month	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Our Publicly Announced Program	Maximum Number of Shares that May Yet Be Purchased Under Our Program (2)
9/29/2024 through 11/2/2024	564,907	$ 70.93	564,907	5,895,367
11/3/2024 through 11/30/2024	441,702	71.32	441,702	4,975,402
12/1/2024 through 12/28/2024	44,530	77.02	44,530	5,395,131
	1,051,139		1,051,139	

(1)   All repurchases were executed in the open market under our existing publicly announced authorized program.

(2)   The maximum number of shares that may yet be purchased under this program is determined at the end of each month based on the closing price of our common stock at that time. This table excludes shares withheld from employees to satisfy minimum tax withholding requirements for equity-based transactions.

Dividend Policy

We have not declared any cash or stock dividends on our common stock during fiscal years 2024 or 2023. We currently do not anticipate declaring any cash or stock dividends on our common stock in the foreseeable future. We intend to retain earnings to finance the expansion of our business and for general corporate purposes, including our share repurchase program. Any declaration of dividends will be at the discretion of our Board and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors.

Stock Performance Graph

The graph below compares the cumulative total stockholder return on $100 invested, assuming the reinvestment of all dividends, on December 28, 2019, the last trading day before the beginning of our 2020 fiscal year, through the end of our 2024 fiscal year with the cumulative total return on $100 invested for the same period in the Dow Jones U.S. Health Care Index and the Nasdaq Stock Market Composite Index.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN



ASSUMES $100 INVESTED ON DECEMBER 28, 2019
ASSUMES DIVIDENDS REINVESTED

	December 28, 2019	December 26, 2020	December 25, 2021	December 31, 2022	December 30, 2023	December 28, 2024
Henry Schein, Inc.	$ 100.00	$ 98.86	$ 112.51	$ 119.92	$ 113.66	$ 105.70
Dow Jones U.S. Health Care Index	100.00	114.06	141.78	136.42	138.99	143.91
NASDAQ Stock Market Composite Index	100.00	143.44	176.49	119.01	172.14	227.78

ITEM 6.

[Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Regarding Forward-Looking Statements

In accordance with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, we provide the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These statements are generally identified by the use of such terms as "may," "could," "expect," "intend," "believe," "plan," "estimate," "forecast," "project," "anticipate," "to be," "to make" or other comparable terms. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular the risks discussed under the caption "Risk Factors" in Item 1A of this report and those that may be discussed in other documents we file with the Securities and Exchange Commission ("SEC").

Risk factors and uncertainties that could cause actual results to differ materially from current and historical results include, but are not limited to: our dependence on third parties for the manufacture and supply of our products and where we manufacture products, our dependence on third parties for raw materials or purchased components; risks relating to the achievement of our strategic growth objectives; risks related to the recently signed Strategic Partnership Agreement; our ability to develop or acquire and maintain and protect new products (particularly technology products) and services and utilize new technologies that achieve market acceptance with acceptable margins; transitional challenges associated with acquisitions, dispositions and joint ventures, including the failure to achieve anticipated synergies/benefits, as well as significant demands on our operations, information systems, legal, regulatory, compliance, financial and human resources functions in connection with acquisitions, dispositions and joint ventures; certain provisions in our governing documents that may discourage third-party acquisitions of us; adverse changes in supplier rebates or other purchasing incentives; risks related to the sale of corporate brand products; risks related to activist investors; security risks associated with our information systems and technology products and services, such as cyberattacks or other privacy or data security breaches (including the October 2023 incident); effects of a highly competitive (including, without limitation, competition from third-party online commerce sites) and consolidating market; changes in the health care industry; risks from expansion of customer purchasing power and multi-tiered costing structures; increases in shipping costs for our products or other service issues with our third-party shippers, and increases in fuel and energy costs; changes in laws and policies governing manufacturing, development and investment in territories and countries where we do business; general global and domestic macro-economic and political conditions, including inflation, deflation, recession, unemployment (and corresponding increase in under-insured populations), consumer confidence, sovereign debt levels, ongoing wars, fluctuations in energy pricing and the value of the U.S. dollar as compared to foreign currencies, and changes to other economic indicators, international trade agreements; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the war in Ukraine, the Israel-Gaza war and other unrest and threats in the Middle East and the possibility of a wider European or global conflict); changes to laws and policies governing foreign trade, tariffs and sanctions, or greater restrictions on imports and exports; supply chain disruption; geopolitical wars; failure to comply with existing and future regulatory requirements, including relating to health care; risks associated with the EU Medical Device Regulation; failure to comply with laws and regulations relating to health care fraud or other laws and regulations; failure to comply with laws and regulations relating to the collection, storage and processing of sensitive personal information or standards in electronic health records or transmissions; changes in tax legislation, changes in tax rates and availability of certain tax deductions; risks related to product liability, intellectual property and other claims; risks associated with customs policies or legislative import restrictions; risks associated with disease outbreaks, epidemics, pandemics (such as the COVID-19 pandemic), or similar wide-spread public health concerns and other natural or man-made disasters; risks associated with our global operations; litigation risks; new or unanticipated litigation developments and the status of litigation matters; our dependence on our senior management, employee hiring and retention, increases in labor costs or health care costs, and our relationships with customers, suppliers and manufacturers; and disruptions in financial markets. The order in which these factors appear should not be construed to indicate their relative importance or priority.

We caution that these factors may not be exhaustive and that many of these factors are beyond our ability to control or predict. Accordingly, any forward-looking statements contained herein should not be relied upon as a prediction of actual results. We undertake no duty and have no obligation to update forward-looking statements except as required by law.

Where You Can Find Important Information

We may disclose important information through one or more of the following channels: SEC filings, public conference calls and webcasts, press releases, the investor relations page of our website (www.henryschein.com) and the social media channels identified on the About Media Center page of our website.

Recent Developments

While the U.S. economy has experienced inflationary pressures and strengthening of the U.S. dollar, their impacts have not been material to our results of operations. Though inflation impacts both our revenues and costs, the depth and breadth of our product portfolio often allows us to offer lower-cost national brand solutions or corporate brand alternatives to our more price-sensitive customers who are unwilling to absorb price increases, thus positioning us to protect our gross profit.

Segment Reporting

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology.

Global Distribution and Value-Added Services includes distribution to the global dental and medical markets of national brand and corporate brand merchandise, as well as equipment and related technical services. This segment also includes value-added services such as financial services, continuing education services, consulting and other services. This segment also markets and sells under our own corporate brand, a portfolio of cost-effective, high-quality consumable merchandise. Global Specialty Products includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services. Global Technology includes development and distribution of practice management software, e-services, and other products, which are distributed to health care providers.

Cyber Incident

In October 2023 Henry Schein experienced a cyber incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business, was not affected, and our manufacturing businesses were mostly unaffected. On November 22, 2023, we experienced a disruption of our ecommerce platform and related applications, which was remediated.

During the year ended December 28, 2024, we had a sales decrease in our dental and medical distribution businesses, which we believe was primarily a result of lower sales to episodic customers following last year's cyber incident. We have a number of programs underway focused on re-establishing these customers.

During the years ended December 28, 2024 and December 30, 2023, we incurred $9 million and $11 million of expenses directly related to the cyber incident, mostly consisting of professional fees. We maintain cyber insurance, subject to certain retentions and policy limitations. With respect to the October 2023 cyber incident, we have a $60 million insurance policy, following a $5 million retention. During the year ended December 28, 2024, we submitted a claim under this policy for $60 million and received insurance proceeds of $40 million, with the remaining $20 million of the claim being under review by our insurance providers.

Executive-Level Overview

Henry Schein, Inc. is a solutions company for health care professionals powered by a network of people and technology. We believe we are the world's largest provider of health care products and services primarily to office-based dental and medical practitioners, as well as alternate sites of care. We serve more than one million customers worldwide including dental practitioners, laboratories, physician practices and ambulatory surgery centers, as well as government, institutional health care clinics and other alternate care clinics. We believe that we have a strong brand identity due to our more than 93 years of experience distributing health care products.

We are headquartered in Melville, New York, employ approximately 25,000 people (of which approximately 13,000 are based outside of the United States) and have operations or affiliates in 33 countries and territories. Our broad global footprint has evolved over time through our organic growth as well as through contribution from strategic acquisitions.

We have established strategically located distribution centers around the world to enable us to better serve our customers and increase our operating efficiency. This infrastructure, together with broad product and service offerings at competitive prices, and a strong commitment to customer service, enables us to be a single source of supply for our customers' needs.

While our primary go-to-market strategy is in our capacity as a distributor, we also market and sell our own corporate brand portfolio of cost-effective, high-quality consumable merchandise products. We also manufacture, source and sell a range of company-owned manufactured products, primarily implants, biomaterial products, endodontics, handpiece and small equipment, hand instrument and repair, restoratives, orthodontics, wound care, orthopedics and dental lab products. We have achieved scale in these global businesses primarily through acquisitions, as manufacturers of these products typically do not utilize a distribution channel to serve customers.

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology.

Global Distribution and Value-Added Services includes distribution to the global dental and medical markets of national brand and corporate brand merchandise, as well as equipment and related technical services. This segment also includes value-added services such as financial services, continuing education services, consulting and other services. This segment also markets and sells under our own corporate brand, a portfolio of cost-effective, high-quality consumable merchandise. Global Specialty Products includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services. Global Technology includes development and distribution of practice management software, e-services, and other products, which are distributed to health care providers.

A key element to grow closer to our customers is our One Schein initiative, which is a unified go-to-market approach that enables practitioners to work synergistically with our supply chain, equipment sales and service and other value-added services, allowing our customers to leverage the combined value that we offer through a single program. Specifically, One Schein provides customers with streamlined access to our comprehensive offering of national brand products, our corporate brand products and proprietary specialty products and solutions (including implant, orthodontic and endodontic products). In addition, customers have access to a wide range of services, including software and other value-added services.

Industry Overview

In recent years, the health care industry has increasingly focused on cost containment. This trend has benefited distributors capable of providing a broad array of products and services at low prices. It also has accelerated the growth of DSOs, GPOs, HMOs, group practices, other managed care accounts and collective buying groups, which, in addition to their emphasis on obtaining products at competitive prices, tend to favor distributors capable of providing specialized management information support. We believe that the trend towards cost containment has the potential to favorably affect demand for technology solutions, including software, which can enhance the efficiency and facilitation of practice management.

Our operating results in recent years have been significantly affected by strategies and transactions that we undertook to expand our business, domestically and internationally, in part to address significant changes in the health care industry, including consolidation of health care distribution companies, health care reform, trends toward managed care, cuts in Medicare and collective purchasing arrangements.

Industry Consolidation

The health care products distribution industry, as it relates to office-based health care practitioners, is fragmented and diverse. The industry ranges from sole practitioners working out of relatively small offices to group practices or service organizations ranging in size from a few practitioners to a large number of practitioners who have combined or otherwise associated their practices.

Due in part to the inability of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based health care practice are typically made by the practitioner or an administrative assistant. Supplies and small equipment are generally purchased from more than one distributor, with one generally serving as the primary supplier.

The trend of consolidation extends to our customer base. Health care practitioners are increasingly seeking to partner, affiliate or combine with larger entities such as hospitals, health systems, group practices or physician hospital organizations. In many cases, purchasing decisions for consolidated groups are made at a centralized or professional staff level; however, orders are delivered to the practitioners' offices.

We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial, operating and marketing resources, seeking to combine with larger companies that can provide growth opportunities. This consolidation also may continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

Our approach to acquisitions and joint ventures has been to expand our role as a provider of products and services to the health care industry. This trend has resulted in our expansion into service areas that complement our existing operations and provide opportunities for us to develop synergies with, and thus strengthen, the acquired businesses.

As industry consolidation continues, we believe that we are positioned to capitalize on this trend, as we believe we have the ability to support increased sales through our existing infrastructure, although there can be no assurances that we will be able to successfully accomplish this. We are focused on building relationships with decision makers who do not reside in the office-based practitioner setting.

As the health care industry continues to change, we continually evaluate possible candidates for joint venture or acquisition and intend to continue to seek opportunities to expand our role as a provider of products and services to the health care industry. There can be no assurance that we will be able to successfully pursue any such opportunity or consummate any such transaction, if pursued. If additional transactions are entered into or consummated, we would incur merger and/or acquisition-related costs, and there can be no assurance that the integration efforts associated with any such transaction would be successful.

Aging Population and Other Market Influences

The health care products distribution industry continues to experience growth due to the aging population, increased health care awareness, the proliferation of medical technology and testing, new pharmacological treatments, and expanded third-party insurance coverage, partially offset by the effects of unemployment on insurance coverage. In addition, the physician market continues to benefit from the shift of procedures and diagnostic testing from acute care settings to alternate-care sites, particularly physicians' offices.

According to the U.S. Census Bureau's International Database, between 2024 and 2034, the 45 and older population is expected to grow by approximately 10%. Between 2024 and 2044, this age group is expected to grow by approximately 18%. This compares with expected total U.S. population growth rates of approximately 4% between 2024 and 2034 and approximately 6% between 2024 and 2044.

According to the U.S. Census Bureau's International Database, in 2024 there are approximately seven million Americans aged 85 years or older, the segment of the population most in need of long-term care and elder-care services. By the year 2050, that number is projected to increase to approximately 17 million. The population aged 65 to 84 years is projected to increase by approximately 18% during the same period.

As a result of these market dynamics, annual expenditures for health care services continue to increase in the United States. We believe that demand for our products and services will grow while continuing to be impacted by current and future operating, economic, and industry conditions. The Centers for Medicare and Medicaid Services or CMS published "National Health Expenditure Data" indicating that total national health care spending reached approximately $4.9 trillion in 2023, or 17.6% of the nation's gross domestic product, the benchmark measure for annual production of goods and services in the United States. Health care spending is projected to reach approximately $7.7 trillion by 2032, or 19.7% of the nation's projected gross domestic product.

Government

Our businesses are generally subject to numerous laws and regulations that could impact our financial performance, and failure to comply with such laws or regulations could have a material adverse effect on our business. See "Item 1. Business – Governmental Regulations" for a discussion of laws, regulations and governmental activity that may affect our results of operations and financial condition.

Results of Operations

The following tables summarize the significant components of our operating results and cash flows for each of the three years ended December 28, 2024, December 30, 2023, and December 31, 2022 (in millions):

| | Years Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Operating results:			
Net sales	$ 12,673	$ 12,339	$ 12,647
Cost of sales	8,657	8,479	8,816
Gross profit	4,016	3,860	3,831
Operating expenses:			
Selling, general and administrative	3,034	2,956	2,771
Depreciation and amortization	251	209	182
Restructuring and integration costs	110	80	131
Operating income	$ 621	$ 615	$ 747
Other expense, net	$ (108)	$ (73)	$ (26)
Income taxes	(128)	(120)	(170)
Net income	398	436	566
Net income attributable to Henry Schein, Inc.	390	416	538

| | Years Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows:			
Net cash provided by operating activities	$ 848	$ 500	$ 602
Net cash used in investing activities	(430)	(1,135)	(276)
Net cash provided by (used in) financing activities	(510)	701	(315)

Plans of Restructuring and Integration Costs

On August 6, 2024, we committed to a new restructuring plan (the "2024 Plan") to integrate recent acquisitions, right-size operations and further increase efficiencies. During the year ended December 28, 2024, we recorded restructuring charges associated with the 2024 Plan of $73 million, which primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets and fixed assets, impairment of intangible assets related to the disposal of a portion of a business and other exit costs. We expect to record restructuring charges associated with the 2024 Plan in 2025; however an estimate of the amount of these charges has not yet been determined.

During the year ended December 28, 2024, in connection with the 2024 Plan, we recorded an impairment of goodwill and intangible assets of $13 million related to the disposal of a portion of a business. This impairment is included in the $73 million of restructuring charges discussed above and related to the Global Specialty Products segment.

On August 1, 2022, we committed to a restructuring plan (the "2022 Plan") focused on funding the priorities of the BOLD+1 strategic plan, streamlining operations and other initiatives to increase efficiency. The 2022 Plan has been completed as of July 31, 2024. During the years ended December 28, 2024, December 30, 2023, and December 31, 2022, in connection with our 2022 Plan, we recorded restructuring costs of $37 million, $80 million, and $128 million, respectively. The restructuring costs for these periods primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets and fixed assets, impairment of intangible assets related to disposal of a U.S. business, and other exit costs.

During the year ended December 30, 2023, in connection with the 2022 Plan, we recorded an impairment of an intangible asset of $12 million related to disposal of a U.S. business. This impairment is included in the $80 million of restructuring costs discussed above and related to the Global Specialty Products segment. The disposal was completed during the first quarter of 2024.

During the year ended December 31, 2022, in connection with the 2022 Plan, we vacated one of the buildings at our corporate headquarters in Melville, New York, which resulted in an accelerated amortization of a right-of-use lease asset of $34 million. We also initiated the disposal of a non-profitable U.S. business within the Global Specialty Products segment and recorded related costs of $49 million, which primarily consisted of impairment of intangible assets and goodwill, inventory impairment, and severance and employee-related costs, which are included in the Global Specialty Products segment. These costs are included in the $128 million of restructuring charges discussed above. The disposal was completed during the first quarter of 2023.

On August 26, 2022, we acquired Midway Dental Supply. In connection with this acquisition, during the year ended December 31, 2022, we recorded integration costs of $3 million related to one-time employee and other costs, as well as restructuring charges of $9 million, which are included in the $128 million of restructuring charges discussed above. The integration and restructuring costs related to Midway Dental Supply are recorded in the Global Distribution and Value-Added Services segment.

2024 Compared to 2023

Note: Percentages for Net Sales; Gross Profit; Operating Expenses; Other Expense, Net; and Income Taxes are based on actual values and may not recalculate due to rounding.

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology. All prior comparative segment information has been recast to reflect our new segment structure.

Net Sales

Net sales by reportable segment and by major product or service type were as follows:

	2024	% of Total	2023	% of Total	Increase / (Decrease) $	%
Global Distribution and Value-Added Services						
Global Dental merchandise [1]	$ 4,727	37.3%	$ 4,787	38.8%	$ (60)	(1.3)%
Global Dental equipment [2]	1,719	13.6	1,671	13.5	48	2.9
Global Value-added services [3]	233	1.8	191	1.6	42	21.5
Global Dental	6,679	52.7	6,649	53.9	30	0.4
Global Medical [4]	4,081	32.2	3,912	31.7	169	4.3
Total Global Distribution and Value-Added Services	10,760	84.9	10,561	85.6	199	1.9
Global Specialty Products [5]	1,446	11.4	1,331	10.8	115	8.7
Global Technology [6]	630	5.0	602	4.9	28	4.7
Eliminations	(163)	(1.3)	(155)	(1.3)	(8)	n/a
Total	$ 12,673	100.0	$ 12,339	100.0	$ 334	2.7

(1) Includes infection-control products, handpieces, preventatives, impression materials, composites, anesthetics, teeth, dental implants, gypsum, acrylics, articulators, abrasives, PPE products, and our own corporate brand of consumable merchandise.
(2) Includes dental chairs, delivery units and lights, digital dental laboratories, X-ray supplies and equipment, equipment repair and high-tech and digital restoration equipment.
(3) Consists of financial services on a non-recourse basis, continuing education services for practitioners, consulting and other services.
(4) Includes branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, X-ray products, equipment, PPE products and vitamins.
(5) Includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services.
(6) Consists of practice management software, e-services, and other products, which are distributed to health care providers.

The components of our sales growth/(decline) were as follows:

	Local Currency Growth/(Decline)				
	Local Internal Growth	Acquisition Growth	Total Local Currency Growth/(Decline)	Foreign Exchange Impact	Total Sales Growth/(Decline)
Global Distribution and Value-Added Services					
Global Dental Merchandise	(1.2)%	0.2 %	(1.0)%	(0.3)%	(1.3)%
Global Dental Equipment	2.7	0.3	3.0	(0.1)	2.9
Global Value-added services	0.4	21.4	21.8	(0.3)	21.5
Global Dental	(0.2)	0.9	0.7	(0.3)	0.4
Global Medical	(1.2)	5.5	4.3	-	4.3
Total Global Distribution and Value-Added Services	(0.6)	2.6	2.0	(0.1)	1.9
Global Specialty Products	0.1	9.1	9.2	(0.5)	8.7
Global Technology	2.4	2.0	4.4	0.3	4.7
Total	(0.4)	3.3	2.9	(0.2)	2.7

Global Sales

Global net sales for the year ended December 28, 2024 increased 2.7%. The components of sales growth are presented in the table above.

The 0.4% decrease in our internally generated local currency sales was primarily attributable to the migration to lower priced products and the challenging economic environment in certain markets and lower sales of PPE products and COVID-19 test kits. For the year ended December 28, 2024, the estimated increase in internally generated local currency sales, excluding PPE products and COVID-19 test kits, was 0.3%.

Global Distribution and Value-Added Services Sales

Global Distribution and Value-Added Services net sales for the year ended December 28, 2024 increased 1.9%. The components of our sales increase are presented in the table above.

The 0.2% decrease in internally generated local currency dental sales was primarily due to the migration to lower priced dental merchandise products and a challenging economic environment in certain markets, and lower sales of PPE products. The decrease was partially offset by sales growth in traditional equipment and parts and services in the United States and sales growth in digital equipment in our international markets, partially offset by lower sales of digital equipment in the United States and declines in sales of traditional equipment in certain international markets. The growth in traditional equipment benefited from installation delays during the fourth quarter of 2023 after the cyber incident.

The 1.2% decrease in internally generated local currency medical sales reflects the conversion of certain pharmaceutical products to lower priced generics, and lower sales of PPE products, COVID-19 test kits and influenza vaccines, partially offset by strong sales of point-of-care diagnostics including multi-assay flu/COVID combination test kits.

The acquisition growth in medical sales was attributable to our expansion in the Home Solutions market, including the acquisition of Shield Healthcare during the year ended December 30, 2023. The acquisition growth in value-added services within dental sales was attributable primarily to an acquisition of a practice transitions business in 2023.

We estimate that sales of PPE products and COVID-19 test kits were approximately $622 million for the year ended December 28, 2024 as compared to $710 million for the year ended December 30, 2023 representing an estimated decrease of $88 million. The estimated $88 million net decrease in sales of PPE products and COVID-19 test kits represents 5.8% of Global Distribution and Value-Added Services net sales for the year ended December 28, 2024, and was primarily due to lower glove prices and reduced demand following the cyber incident. The estimated increase in the segment's internally generated local currency sales, excluding PPE products and COVID-19 test kits, was 0.3%.

Global Specialty Products

Global Specialty Products net sales for the year ended December 28, 2024 increased 8.7%. The components of our sales increase are presented in the table above.

The internally generated local currency sales were relatively flat due to implant sales growth in certain international markets and growth in endodontics sales in the United States and international markets, offset by a decline in implant sales in the United States and lower orthodontic sales. The increase in local currency Global Specialty Products sales was attributable to the acquisitions of TriMed during the year ended December 28, 2024, and Biotech Dental and S.I.N. Implant System during the year ended December 30, 2023.

Global Technology

Global Technology net sales for the year ended December 28, 2024 increased 4.7%. The components of sales growth are presented in the table above.

The internally generated local currency increase of 2.4% in Global Technology sales was primarily attributable to a continued increase in the number of cloud-based users of our practice management software and an increase in revenue cycle management solutions and our analytical products.

Gross Profit

Gross profit and gross margin percentages by segment and in total were as follows:

	2024	Gross Margin %	2023	Gross Margin %	Increase / (Decrease) $	%
Global Distribution and Value-Added Services	$ 2,776	25.8%	$ 2,699	25.6%	$ 77	3.2%
Global Specialty Products	802	55.4	720	54.1	82	11.3
Global Technology	424	67.4	417	69.2	7	1.9
Corporate	14	n/a	24	n/a	(10)	(41.4)
Total	$ 4,016	31.7	$ 3,860	31.3	$ 156	4.1

As a result of different practices of categorizing costs associated with distribution networks throughout our industry, our gross margins may not necessarily be comparable to other distribution companies. Gross margin percentages vary between our segments. We realize substantially higher gross margin from sales of products that we develop and manufacture within our Global Specialty Products segment compared to gross margin from sales of products that we distribute within our Global Distribution and Value-Added Services segment. Within our Global Technology segment, higher gross margins result from us being both the developer and seller of software products and services.

Within our Global Distribution and Value-Added Services segment, gross profit margins may vary between the periods as a result of the changes in the mix of products sold as well as changes in our customer mix. With respect to customer mix, sales to our large-group customers are typically completed at lower gross margins due to the higher volumes sold as opposed to the gross margin on sales to office-based practitioners, who normally purchase lower volumes.

The increase in Global Distribution and Value-Added Services gross profit for the year ended December 28, 2024 compared to the prior-year-period is due to acquisitions and margin expansion providing a favorable impact of sales mix of higher-margin products.

The increase in Global Specialty Products gross profit reflects increased sales volume and higher gross profit from internally generated sales and gross profit from acquisitions. The increase in gross margin rates was due to product mix.

The increase in Global Technology gross profit is the result of a higher gross profit from internally generated sales and gross profit from acquisitions. The decrease in gross margin rates was due to increased vendor costs and product mix.

Operating Expenses

Operating expenses (consisting of selling, general and administrative expenses; depreciation and amortization; and restructuring and integration costs) by segment were as follows:

	2024	% of Respective Net Sales	2023	% of Respective Net Sales	Increase / (Decrease) $	%
Global Distribution and Value-Added Services	$ 2,080	19.3%	$ 2,034	19.3%	$ 46	2.3%
Global Specialty Products	624	43.2	545	41.0	79	14.4
Global Technology	272	43.2	275	45.6	(3)	(0.8)
Corporate	91	n/a	116	n/a	(25)	(22.1)
	3,067	24.2	2,970	24.1	97	3.3
Adjustments [1]	328	n/a	275	n/a	53	n/a
Total operating expenses	$ 3,395	26.8	$ 3,245	26.3	$ 150	4.6

(1) Adjustments represent items excluded from segment operating income to enable comparison of financial results between periods. These items may vary independently of business performance. Please see Note 4 – Segment and Geographic Data. These adjustments (current year vs. prior year) consist of (i) acquisition intangible amortization ($184 million vs. $150 million); (ii) restructuring costs ($110 million vs. $80 million); (iii) changes in contingent consideration ($45 million vs. $0 million); (iv) cyber incident third-party advisory expenses, net of insurance proceeds ($31 million net proceeds vs. $11 million net expenses); (v) impairment of capitalized assets ($12 million vs. $27 million); (vi) impairment of intangible assets ($0 million vs. $7 million); (vii) litigation settlements ($6 million vs. $0 million); and (viii) costs associated with shareholder advisory matters ($2 million vs. $0 million).

The net increase in operating expenses is attributable to the following:

	Operating Costs (excluding acquisitions)	Acquisitions	Adjustments	Total
Global Distribution and Value-Added Services	$ (23)	$ 69	$ -	$ 46
Global Specialty Products	9	70	-	79
Global Technology	(8)	5	-	(3)
Corporate	(25)	-	-	(25)
	(47)	144	-	97
Adjustments	-	-	53	53
Total operating expenses	$ (47)	$ 144	$ 53	$ 150

The components of the net increase in total operating expenses are presented in the table above. The decrease in operating costs (excluding acquisitions) during the year ended December 28, 2024 included cost savings from our restructuring activities and reflected a gain of $19 million related to the remeasurement to fair value of a previously held equity investment within our Global Distribution and Value-Added Services segment.

Other Expense, Net

Other expense, net was as follows:

	2024	2023	Variance $	%
Interest income	$ 24	$ 17	$ 7	39.8%
Interest expense	(131)	(87)	(44)	(51.7)
Other, net	(1)	(3)	2	n/a
Other expense, net	$ (108)	$ (73)	$ (35)	(49.3)

Interest income increased primarily due to increased interest rates. Interest expense increased primarily due to increased borrowings and increased interest rates.

Income Taxes

Our effective tax rate was 24.9% for the year ended December 28, 2024, compared to 22.1% for the prior year period. The difference between our effective and federal statutory tax rates primarily relates to state and foreign income taxes and interest expense.

The Organization of Economic Co-Operation and Development (OECD) issued technical and administrative guidance on Pillar Two rules in December 2021, which provides for a global minimum tax rate on the earnings of large multinational businesses on a country-by-country basis. Effective January 1, 2024, the minimum global tax rate is 15% for various jurisdictions pursuant to the Pillar Two rules. Future tax reform resulting from these developments may result in changes to long-standing tax principles, which may adversely impact our effective tax rate going forward or result in higher cash tax liabilities. As of December 28, 2024, the impact of the Pillar Two rules to our financial statements was immaterial.

2023 Compared to 2022

Discussion of the results of operations for the year ended December 30, 2023 as compared to December 31, 2022 was included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the year ended December 30, 2023, as filed with the SEC on February 28, 2024. During the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. A discussion of the results of operations for the year ended December 30, 2023 as compared to December 31, 2022 for net sales and segment adjusted operating income based on the realigned segments is presented below.

Note: Percentages for Net Sales; Gross Profit; Operating Expenses; Other Expense, Net; and Income Taxes are based on actual values and may not recalculate due to rounding.

Net Sales

Net sales were as follows:

	2023	% of Total	2022	% of Total	Increase / (Decrease) $	Increase / (Decrease) %
Global Distribution and Value-Added Services						
Global Dental merchandise [1]	$ 4,787	38.8%	$ 4,763	37.7%	$ 24	0.5 %
Global Dental equipment [2]	1,671	13.5	1,715	13.5	(44)	(2.6)
Global Value-added services [3]	191	1.6	151	1.2	40	27.1
Global Dental	6,649	53.9	6,629	52.4	20	0.3
Global Medical [4]	3,912	31.7	4,346	34.4	(434)	(10.0)
Total Global Distribution and Value-Added Services	10,561	85.6	10,975	86.8	(414)	(3.8)
Global Specialty Products [5]	1,331	10.8	1,273	10.1	58	4.6
Global Technology [6]	602	4.9	549	4.3	53	9.6
Eliminations	(155)	(1.3)	(150)	(1.2)	(5)	n/a
Total	$ 12,339	100.0	$ 12,647	100.0	$ (308)	(2.4)

(1) Includes infection-control products, handpieces, preventatives, impression materials, composites, anesthetics, teeth, dental implants, gypsum, acrylics, articulators, abrasives, PPE products, and our own corporate brand of consumable merchandise.
(2) Includes dental chairs, delivery units and lights, digital dental laboratories, X-ray supplies and equipment, equipment repair and high-tech and digital restoration equipment.
(3) Consists of financial services on a non-recourse basis, continuing education services for practitioners, consulting and other services.
(4) Includes branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection-control products, X-ray products, equipment, PPE products and vitamins.
(5) Includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services.
(6) Consists of practice management software, e-services, and other products, which are distributed to health care providers.

The components of our sales growth/(decline) were as follows:

	Local Currency Growth/(Decline) Local Internal Growth	Local Currency Growth/(Decline) Acquisition Growth	Local Currency Growth/(Decline) Extra Week Impact	Total Local Currency Growth/ (Decline)	Foreign Exchange Impact	Total Sales Growth/ (Decline)
Global Distribution and Value-Added Services						
Global Dental Merchandise	(0.6)%	2.2 %	(1.0)%	0.6 %	(0.1)%	0.5 %
Global Dental Equipment	(1.7)	1.1	(2.1)	(2.7)	0.1	(2.6)
Global Value-added services	11.4	16.5	(0.7)	27.2	(0.1)	27.1
Global Dental	(0.6)	2.2	(1.3)	0.3	-	0.3
Global Medical	(11.0)	2.3	(1.3)	(10.0)	-	(10.0)
Total Global Distribution and Value-Added Services	(4.7)	2.2	(1.3)	(3.8)	-	(3.8)
Global Specialty Products	(4.0)	8.7	(1.0)	3.7	0.9	4.6
Global Technology	8.3	2.1	(0.8)	9.6	-	9.6
Total	(4.2)	2.9	(1.2)	(2.5)	0.1	(2.4)

Global Sales

We report our results of operations on a 52 or 53 weeks per fiscal year basis ending on the last Saturday of December. The year ended December 30, 2023 consisted of 52 weeks, and the year ended December 31, 2022 consisted of 53 weeks, resulting in an extra week of sales.

Global net sales for the year ended December 30, 2023 decreased 2.4%. The components of our sales decline are presented in the table above.

The 4.2% decrease in our internally generated local currency sales was primarily attributable to a decrease in sales of PPE products and COVID-19 test kits. For the nine months ended September 30, 2023, the estimated increase in internally generated local currency sales, excluding PPE products and COVID-19 test kits, was 3.5%. However, as a result of the adverse impact of the 2023 cyber incident during the quarter ended December 30, 2023, our internally generated local currency sales, excluding sales of PPE products and COVID-19 test kits, on a full year basis were flat compared to the prior year.

Global Distribution and Value-Added Services Sales

Global Distribution and Value-Added Services net sales for the year ended December 30, 2023 decreased 3.8%. The components of our sales decline are presented in the table above.

The 0.6% decrease in internally generated local currency dental sales was attributable to a decrease in sales of dental merchandise and dental equipment as a result of the adverse impact of the 2023 cyber incident.

The 11.0% decrease in internally generated local currency medical sales is primarily attributable to the impact of the 2023 cyber incident and to lower sales of PPE products and COVID-19 test kits and other point-of-care diagnostic products.

The acquisition growth in medical sales was attributable to our expansion in the Home Solutions market, including the acquisition of Shield Healthcare during the year ended December 30, 2023. The acquisition growth in value-added services was attributable primarily to an acquisition of a practice transitions business in 2023.

The increase in internally generated local currency value-added services sales is attributable to an increase in our dental billing solutions, partially offset by the expiration, during the year ended December 31, 2022, of a modestly profitable government contract in one of our value-added services businesses.

We estimate that sales of PPE products and COVID-19 test kits were approximately $710 million for the year ended December 30, 2023 as compared to $1,238 million for the year ended December 31, 2022 representing an estimated decrease of $528 million. The estimated $528 million net decrease in sales of PPE products and COVID-19 test kits represents 5.0% of Global Distribution and Value-Added Services net sales for the year ended December 30, 2023 and was primarily due to lower market prices and loss of demand during the 2023 cyber incident. Excluding PPE products and COVID-19 test kits, our internally generated local currency sales were flat.

Global Specialty Products

Global Specialty Products net sales for the year ended December 30, 2023 increased 4.6%. The components of sales increase are presented in the table above.

The decrease in internally generated local currency sales was primarily attributable to lower sales in our orthodontics business, partially impacted by a patent expiration and the October 2023 cyber incident and declines in certain other health care related consumable merchandise products.

The acquisition growth in Global Specialty Products sales was attributable to the acquisitions of Biotech Dental and S.I.N. Implant system during the year ended December 30, 2023.

Global Technology

Global Technology net sales for the year ended December 30, 2023 increased 9.6%. The components of our sales growth are presented in the table above. During the year ended December 30, 2023, the trend for sales of practice management software growth remained strong as we continued to increase the number of cloud-based users. We also experienced increased demand for our revenue cycle management solutions and our analytical products. This segment of our business was not directly affected by the 2023 cyber incident in the fourth quarter.

Gross Profit

Gross profit and gross margin percentages by reportable segment were as follows:

	2023	Gross Margin %	2022	Gross Margin %	Increase / (Decrease) $	%
Global Distribution and Value-Added Services	$ 2,699	25.6%	$ 2,769	25.2%	$ (70)	(2.5)%
Global Specialty Products	720	54.1	678	53.3	42	6.3
Global Technology	417	67.4	375	69.2	42	11.3
Corporate	24	n/a	9	n/a	15	152.9
Total	$ 3,860	31.7	$ 3,831	31.3	$ 29	0.8

As a result of different practices of categorizing costs associated with distribution networks throughout our industry, our gross margins may not necessarily be comparable to other distribution companies. Gross margin percentages vary between our segments. We realize substantially higher gross margin from sales of products that we develop and manufacture within our Global Specialty Products segment compared to gross margin from sales of products that we distribute within our Global Distribution and Value-Added Services segment. Within our Global Technology segment, higher gross margins result from us being both the developer and seller of software products and services.

Within our Global Distribution and Value-Added Services segment, gross profit margins may vary between the periods as a result of the changes in the mix of products sold as well as changes in our customer mix. For example, sales of our corporate brand and certain specialty products achieve gross profit margins that are higher than average total gross profit margins of all products. With respect to customer mix, sales to our large-group customers are typically completed at lower gross margins due to the higher volumes sold as opposed to the gross margin on sales to office-based practitioners, who normally purchase lower volumes.

The decrease in Global Distribution and Value-Added Services gross profit for the year ended December 30, 2023 compared to the prior year was due to the 2023 cyber incident and a reduction in sales of PPE products and COVID-19 test kits, partially offset by additional gross profit from acquisitions.

The increase in Global Specialty Products gross profit is primarily attributable to gross profit from our acquisitions offset by lower gross profit from our orthodontics business and certain other health care related consumable merchandise products. The increase in gross margin rates was due to a favorable impact of sales mix.

The increase in Global Technology gross profit reflects increased local currency revenues and additional gross profit from acquisitions.

Operating Expenses

Operating expenses (consisting of selling, general and administrative expenses; depreciation and amortization, restructuring and integration costs) by segment were as follows:

	2023	% of Respective Net Sales	2022	% of Respective Net Sales	Increase / (Decrease) $	%
Global Distribution and Value-Added Services	$ 2,034	19.3%	$ 1,936	17.6%	$ 98	5.0%
Global Specialty Products	545	41.0	486	38.2	59	12.3
Global Technology	275	45.6	250	45.4	25	10.1
Corporate	116	n/a	121	n/a	(5)	(4.9)
	2,970	24.1	2,793	22.1	177	6.3
Adjustments [1]	275	n/a	291	n/a	(16)	n/a
Total operating expenses	$ 3,245	26.3	$ 3,084	24.4	$ 161	5.2

(1) Adjustments represent items excluded from segment operating income to enable comparison of financial results between periods. These items may vary independently of business performance. Please see Note 4 – Segment and Geographic Data. These adjustments (current year vs. prior year) consist of (i) acquisition intangible amortization ($150 million vs. $126 million); (ii) restructuring costs ($80 million vs. $131 million); (iii) cyber incident third-party advisory expenses ($11 million vs. $0 million); (iv) impairment of capitalized assets ($27 million vs. $0 million); and (v) impairment of intangible assets ($7 million vs. $34 million).

The net increase in operating expenses is attributable to the following:

	Operating Costs (excluding acquisitions)	Acquisitions	Adjustments	Total
Global Distribution and Value-Added Services	$ 45	$ 53	$ -	$ 98
Global Specialty Products	(12)	71	-	59
Global Technology	21	4	-	25
Corporate	(5)	-	-	(5)
	49	128	-	177
Adjustments	-	-	(16)	(16)
Total operating expenses	$ 49	$ 128	$ (16)	$ 161

The increase in operating costs (excluding acquisitions) during the year ended December 30, 2023 includes increases in payroll and payroll related costs primarily in our Global Distribution and Value-Added Services segment. During the year ended December 30, 2023, our operating expenses were favorably impacted by the recognition of a remeasurement gain of $18 million following an acquisition of a controlling interest of a previously held equity investment.

Other Expense, Net

Other expense, net was as follows:

	2023	2022	Variance $	%
Interest income	$ 17	$ 8	$ 9	125.1%
Interest expense	(87)	(35)	(52)	(148.7)
Other, net	(3)	1	(4)	n/a
Other expense, net	$ (73)	$ (26)	$ (47)	(172.9)

Interest income increased primarily due to increased interest rates. Interest expense increased primarily due to increased borrowings and increased interest rates.

Income Taxes

Our effective tax rate was 22.1% for the year ended December 30, 2023 compared to 23.5% for the prior year. In each year, the difference between our effective and federal statutory tax rates primarily relates to state and foreign income taxes and interest expense.

The Organization of Economic Co-Operation and Development (OECD) issued technical and administrative guidance on Pillar Two rules in December 2021, which provides for a global minimum tax rate on the earnings of large multinational businesses on a country-by-country basis. Effective January 1, 2024, the minimum global tax rate is 15% for various jurisdictions pursuant to the Pillar Two rules. Future tax reform resulting from these developments may result in changes to long-standing tax principles, which may adversely impact our effective tax rate going forward or result in higher cash tax liabilities. As of December 30, 2023, the impact of the Pillar Two rules to our financial statements was immaterial.

Liquidity and Capital Resources

Our principal capital requirements have included funding of acquisitions, purchases of additional noncontrolling interests, repayments of debt principal, the funding of working capital needs, purchases of fixed assets and repurchases of common stock. Working capital requirements generally result from increased sales, special inventory forward buy-in opportunities and payment terms for receivables and payables. Historically, sales have tended to be stronger during the second half of the year and special inventory forward buy-in opportunities have been most prevalent just before the end of the year, and have caused our working capital requirements to be higher from the end of the third quarter to the end of the first quarter of the following year.

We finance our business primarily through cash generated from our operations, revolving credit facilities and debt placements. Please see Note 14 – Debt for further information. Our ability to generate sufficient cash flows from operations is dependent on the continued demand of our customers for our products and services, and access to products and services from our suppliers.

Our business requires a substantial investment in working capital, which is susceptible to fluctuations during the year as a result of inventory purchase patterns and seasonal demands. Inventory purchase activity is a function of sales activity, special inventory forward buy-in opportunities and our desired level of inventory.

We finance our business to provide adequate funding for at least 12 months. Funding requirements are based on forecasted profitability and working capital needs, which, on occasion, may change. Consequently, we may change our funding structure to reflect any new requirements.

We believe that our cash and cash equivalents, our ability to access private debt markets and public equity markets, and our available funds under existing credit facilities provide us with sufficient liquidity to meet our currently foreseeable short-term and long-term capital needs.

Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies.

Net cash provided by operating activities was $848 million for the year ended December 28, 2024, compared to net cash provided by operating activities of $500 million for the prior year. The net change of $348 million was primarily attributable to changes in working capital accounts (primarily accounts receivable and inventory), and higher cash net income. The residual impacts of the 2023 cyber incident on our working capital during the year ended December 28, 2024 included an increase in operating cash flows from accounts receivable due to improved collection levels and decreased cash flows from accounts payable and accrued expenses resulting from previously delayed payments.

Net cash used in investing activities was $430 million for the year ended December 28, 2024, compared to net cash used in investing activities of $1,135 million for the prior year. The net change of $705 million was primarily attributable to decreased payments for equity investments and business acquisitions.

Net cash used in financing activities was $510 million for the year ended December 28, 2024, compared to net cash provided by financing activities of $701 million for the prior year. The net change of $1,211 million was primarily due to decreased net borrowings from debt to finance our investments, increased acquisitions of noncontrolling interests in subsidiaries and increased repurchases of common stock.

The following table summarizes selected measures of liquidity and capital resources:

	December 28, 2024		December 30, 2023	
Cash and cash equivalents	$	122	$	171
Working capital [(1)]		1,180		1,805
Debt:				
Bank credit lines	$	650	$	264
Current maturities of long-term debt		56		150
Long-term debt		1,830		1,937
Total debt	$	2,536	$	2,351
Leases:				
Current operating lease liabilities	$	75	$	80
Non-current operating lease liabilities		259		310

(1)   Includes $241 million and $284 million of certain accounts receivable which serve as security for U.S. trade accounts receivable securitization at December 28, 2024 and December 30, 2023, respectively.

Our cash and cash equivalents consist of bank balances and investments in money market funds representing overnight investments with a high degree of liquidity.

Accounts receivable days sales outstanding and inventory turns

Our accounts receivable days sales outstanding from operations increased to 47.3 days as of December 28, 2024 from 46.2 days as of December 30, 2023. Adjusted for the impact of the cyber incident our days sales outstanding decreased to 45.7 days as of December 28, 2024. During the years ended December 28, 2024 and December 30, 2023, we wrote off approximately $12 million and $16 million, respectively, of fully reserved accounts receivable against our trade receivable reserve. Our inventory turns from operations increased to 5.0 as of December 28, 2024 from 4.5 as of December 30, 2023. Our working capital accounts may be impacted by current and future economic conditions.

Contractual obligations

The following table summarizes our contractual obligations related to fixed and variable rate long-term debt and finance lease obligations, including interest (assuming a weighted average interest rate of 4.88%), as well as inventory purchase commitments and operating lease obligations as of December 28, 2024:

	Payments due by period								
	< 1 year		2 - 3 years		4 - 5 years		> 5 years		Total
Contractual obligations:									
Long-term debt, including interest	$	140	$	1,053	$	337	$	657	$ 2,187
Inventory purchase commitments		9		5		-		-	14
Operating lease obligations		87		130		80		81	378
Transition tax obligations		24		-		-		-	24
Finance lease obligations, including interest		3		3		1		-	7
Total	$	263	$	1,191	$	418	$	738	$ 2,610

For information relating to our debt please see Note 14 – Debt.

Leases

We have operating and finance leases for corporate offices, office space, distribution and other facilities, vehicles and certain equipment. Our leases have remaining terms of less than one year to approximately 17 years, some of which may include options to extend the leases for up to 15 years. As of December 28, 2024, our right-of-use assets related to operating leases were $293 million and our current and non-current operating lease liabilities were $75 million and $259 million, respectively. Please see Note 8 – Leases for further information.

Stock Repurchases

On January 27, 2025, our Board authorized the repurchase of up to an additional $500 million in shares of our common stock.

From March 3, 2003 through December 28, 2024, we repurchased $5.1 billion, or 95,814,454 shares, under our common stock repurchase programs, with $380 million available as of December 28, 2024 for future common stock share repurchases. Subject to market conditions and other factors, we plan to continue to accelerate our share repurchase activity.

Redeemable Noncontrolling Interests

Some minority stockholders in certain of our subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. Accounting Standards Codification Topic 480-10 is applicable for noncontrolling interests where we are or may be required to purchase all or a portion of the outstanding interest in a consolidated subsidiary from the noncontrolling interest holder under the terms of a put option contained in contractual agreements. As of December 28, 2024 and December 30, 2023, our balance for redeemable noncontrolling interests was $806 million and $864 million, respectively. Please see Note 20 – Redeemable Noncontrolling Interests for further information.

Unrecognized tax benefits

As more fully disclosed in Note 15 – Income Taxes of "Notes to Consolidated Financial Statements," we cannot reasonably estimate the timing of future cash flows related to our unrecognized tax benefits, including accrued interest, of $108 million and $115 million as of December 28, 2024 and December 30, 2023, respectively.

Critical Accounting Estimates

Our accounting policies are described in Note 1 – Basis of Presentation and Significant Accounting Policies of the consolidated financial statements. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical data, when available, experience, industry and market trends, and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. However, by their nature, estimates are subject to various assumptions and uncertainties. Therefore, reported results may differ from estimates and any such differences may be material to our consolidated financial statements.

We believe that the following critical accounting estimates, which have been discussed with the Audit Committee of our Board, affect the significant estimates and judgments used in the preparation of our consolidated financial statements:

Inventories and Reserves

Inventories consist primarily of finished goods, raw materials and work-in-process and are valued at the lower of cost or net realizable value. Cost is determined by the weighted average method for merchandise and actual cost for large equipment, high tech equipment and drop-shipments. We include product costs, labor, and related fixed and variable overhead in the cost of inventory that we manufacture. In estimating carrying value of inventory, we consider many factors including the condition and salability of the inventory by reviewing on-hand quantities, historical sales, forecasted sales and market and economic trends.

Business Combinations

The estimated fair value of acquired identifiable intangible assets (i.e., customer relationships and lists, trademarks and trade names, product development and non-compete agreements) is based on critical judgments and assumptions derived from analysis of market conditions, including discount rates, projected revenue growth rates (which are based on historical trends and assessment of financial projections), estimated customer attrition and projected cash flows. These assumptions are forward-looking and could be affected by future economic and market conditions. Please see Note 5 – Business Acquisitions for further discussion of our acquisitions.

Goodwill

Goodwill is subject to impairment analysis at least once annually as of the first day of our fourth quarter, or if an event occurs or circumstances change that would more likely than not reduce a reporting unit's fair value below carrying value. We regard our reporting units to be our operating segments or one level below the operating segments. Goodwill is allocated to such reporting units, for the purposes of preparing our impairment analyses, based on a specific identification basis.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities that are considered shared services to the reporting units, and ultimately the determination of the fair value of each reporting unit. The fair value of each reporting unit is calculated by applying the discounted cash flow methodology and confirming with a market approach. There are inherent uncertainties, however, related to fair value models, the inputs and our judgments in applying them to this analysis. The most significant inputs include estimation of detailed future cash flows based on budget expectations, and determination of comparable companies to develop a weighted average cost of capital for each reporting unit.

On an annual basis, we prepare financial projections. These projections are based on input from our leadership and are presented annually to our Board. Influences on this year's forecasted financial information and the fair value model include: the impact of planned strategic initiatives, the continued integration of recent acquisitions and overall market conditions. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors.

During the year ended December 28, 2024, we engaged third-party valuation specialists to determine the relative fair value of our goodwill related to the revision of our reportable segments. Our management reviewed and approved this valuation.

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our segment structure to align with how our Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology. Reporting units under the former structure were tested for impairment, and no impairment was identified. As a result of the realignment and the change in operating segments, we reallocated goodwill to each of our new reporting units using a relative fair value approach. Based on the impairment test under the new structure, it was determined that the fair values of our reporting units more likely than not exceeded their carrying values, resulting in no impairment. For both the former and new structure goodwill impairment tests as of September 30, 2024, the fair values of reporting units were computed using the methodology described above.

In connection with our restructuring initiatives, during the year ended December 28, 2024, we recorded an $11 million impairment of goodwill in the Global Specialty Products segment, relating to the disposal of a portion of a business; such impairment was calculated based on the relative fair value of goodwill. For the year ended December 31, 2022, in connection with our restructuring activities, we recorded a $20 million impairment of goodwill, in the Global Specialty Products segment, relating to the disposal of an unprofitable business for which estimated fair value was lower than carrying value.

Apart from the above impairments identified in connection with our restructuring initiative, we did not record any additional impairment during the years ended December 28, 2024, December 30, 2023, and December 31, 2022. We performed our annual quantitative testing for the remaining goodwill and the fair value of each of our reporting units sufficiently exceeded the carrying values.

Definite-Lived Intangible Assets

Annually or if we identify an impairment indicator, definite-lived intangible assets such as non-compete agreements, trademarks, trade names, customer relationships and lists, and product development are reviewed for impairment indicators. If any impairment indicators exist, quantitative testing is performed on the asset.

The quantitative impairment model is a two-step test under which we first calculate the recoverability of the carrying value by comparing the undiscounted projected cash flows associated with the asset or asset group, including its estimated residual value, to the carrying amount. If the cash flows associated with the asset or asset group are less than the carrying value, we perform a fair value assessment of the asset, or asset group. If the carrying amount is found to be greater than the fair value, we record an impairment loss for the excess of book value over the fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate. Although we believe our judgments, estimates and/or assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such judgments, estimates and/or assumptions could materially affect such impairment analyses and our financial results.

During the year ended December 28, 2024, we recorded $4 million of impairment charges related to businesses in our Global Distribution and Value-Added Services segment. It included $2 million of a trade name impairment, calculated using the relative fair value, related to a disposal of a business, and $1 million related to trade name impairment due to business integration in connection with our restructuring initiatives. The remaining $1 million impairment charges related to trade names and non-compete agreements and were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows.

During the year ended December 30, 2023, we recorded $19 million of impairment charges related to businesses in our Global Distribution and Value-Added Services segment, consisting of $7 million primarily related to customer lists and relationships attributable to lower than anticipated operating margins in certain businesses, and a $12 million charge related to the planned exit of a business in connection with our restructuring initiatives. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows.

During the year ended December 31, 2022, we recorded $49 million of impairment charges related to businesses in our Global Distribution and Value-Added Services segment, consisting of a $15 million charge related to the disposal of an unprofitable business in connection with our restructuring initiatives, and a $34 million charge related to customer lists and relationships attributable to customer attrition rates being higher than expected in certain other Global Distribution and Value-Added Services businesses. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows.

Please see Note 16 – Plans of Restructuring and Integration Costs for additional details.

Redeemable Noncontrolling Interests

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. The redemption amounts have been estimated based on recent transactions and/or implied multiples of earnings and, if such earnings and cash flows are not achieved, the value of the redeemable noncontrolling interests might be impacted. See Note 1 – Basis of Presentation and Significant Accounting Policies and Note 20 – Redeemable Noncontrolling Interests for additional information.

Income Tax

When determining if the realization of a deferred tax asset is likely to assess the need to record a valuation allowance, estimates and judgement are required. We consider all available evidence, both positive and negative, including estimated future taxable earnings, ongoing planning strategies, future reversals of existing temporary differences and historical operating results. Additionally, changes to tax laws and statutory tax rates can have an impact on our determination. We evaluate the realizability of our deferred tax assets quarterly.
Accounting Standards Codification Topic 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements in accordance with provisions contained within its guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect of certain tax matters. Please see Note 15 – Income Taxes for further discussion.

Accounting Standards Update

For a discussion of accounting standards updates that have been adopted or will be adopted in the future, please see Note 1 – Basis of Presentation and Significant Accounting Policies included under Item 8.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, interest rate risks as well as changes in foreign currency exchange rates as measured against the U.S. dollar and each other, and changes to the credit markets. We attempt to minimize these risks primarily by using foreign currency forward contracts and by maintaining counter-party credit limits. These hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that we enter into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. We do not enter into such contracts for speculative purposes and we manage our credit risks by diversifying our investments, maintaining a strong balance sheet and having multiple sources of capital.

Foreign Currency

The value of certain foreign currencies compared to the U.S. dollar may affect our financial results. Fluctuations in exchange rates may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars. Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. We purchase short-term (i.e., generally 18 months or less) foreign currency forward contracts to protect against currency exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to foreign suppliers. We do not hedge the translation of foreign currency profits into U.S. dollars, as we consider foreign currency translation to be an accounting exposure, not an economic exposure. A hypothetical 5% change in the average value of the U.S. dollar in 2024 compared to foreign currencies would have changed our 2024 reported Net income attributable to Henry Schein, Inc. by approximately $7 million.

As of December 28, 2024, our forward foreign currency exchange agreements, which expire through November 3, 2028, had a fair value of $12 million as determined by quoted market prices. Included in the forward foreign currency exchange agreements, Henry Schein, Inc. had net investment designated EUR/USD forward contracts with notional values of approximately €300 million and reported fair values of $9 million. A 5% increase in the value of the Euro to the USD from December 28, 2024 would decrease the fair value of these forward contracts by $17 million.

Total Return Swaps

On March 20, 2020, we entered into a total return swap for the purpose of economically hedging our unfunded non-qualified supplemental retirement plan and our deferred compensation plan obligation.

At inception, the notional value of the investments in these plans was $43 million. At December 28, 2024, the notional value of the investments in these plans was $106 million. At December 28, 2024, the financing blended rate for this swap was based on the Secured Overnight Financing Rate ("SOFR") of 4.53% plus 0.61%, for a combined rate of 5.14%. For the years ended December 28, 2024, December 30, 2023, and December 31, 2022 we have recorded a gain/(loss), within selling, general and administrative expense, of approximately $8 million, $10 million and $(17) million, respectively, net of transaction costs, related to this undesignated swap. This swap is expected to be renewed on an annual basis and is expected to result in a neutral impact to our results of operations.

Credit Risk Monitoring

We limit our credit risk with respect to our cash equivalents, short-term investments and derivative instruments by monitoring the credit worthiness of the financial institutions who are the counterparties to such financial instruments. As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counterparties.

Interest Rate Risk

As of December 28, 2024, we had variable interest rate exposure for certain of our revolving credit facilities and our U.S. trade accounts receivable securitization.

Our revolving credit facility, which we entered into on July 11, 2023 and expires on July 11, 2028, has a variable interest rate that is based on the SOFR plus a spread based on our leverage ratio at the end of each financial reporting quarter. As of December 28, 2024, there was $0 million outstanding under this revolving credit facility. During the year ended December 28, 2024, the average outstanding balance was approximately $50 million. Based upon our average outstanding balances, for each hypothetical increase of 25 basis points, our interest expense thereunder would have increased by $0.1 million.

Our U.S. trade accounts receivable securitization, which we entered into on April 17, 2013 and expires on December 6, 2027, has a variable interest rate that is based upon the asset-backed commercial paper rate. As of December 28, 2024, the commercial paper rate was 4.73% plus 0.75%, for a combined rate of 5.48%, and the outstanding balance under this securitization facility was $150 million. During the year ended December 28, 2024, the average outstanding balance was approximately $252 million. Based upon our average outstanding balances, for each hypothetical increase of 25 basis points, our interest expense thereunder would have increased by $1 million.

On July 11, 2023, we entered into interest rate swap agreements to hedge the cash flow of our variable rate $750 million floating debt term loan facility, with three years maturity, effectively changing the floating rate portion of our obligation to a fixed rate. Under the terms of the interest rate swap agreements, we receive variable interest payments based on the one-month Term SOFR rate and pay interest at a fixed rate. As of December 28, 2024, the notional value of the interest rate swap agreements was $713 million.

On July 11, 2023, we entered into a three-year $750 million term loan credit agreement (the "Term Credit Agreement"). The interest rate on this term loan is based on the Term SOFR plus a spread based on our leverage ratio at the end of each financial reporting quarter. This term loan matures on July 11, 2026. At December 28, 2024, the interest rate under the Term Credit Agreement was 4.45% plus 1.60% for a combined rate of 6.05%. However, we have a hedge in place (see Note 13 – Derivatives and Hedging Activities for additional information) that ultimately creates an effective fixed rate of 6.04%.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS
HENRY SCHEIN, INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Henry Schein, Inc.
Melville, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Henry Schein, Inc. (the "Company") as of December 28, 2024 and December 30, 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business Acquisition - Valuation of Acquired Intangible Assets

As described in Note 5 of the consolidated financial statements, the Company acquired TriMed Inc. ("TriMed") in 2024. As a result of this acquisition, management was required to determine the fair values of the identifiable assets acquired and liabilities assumed. In connection with the acquisition of TriMed, the Company recorded $204 million of identifiable intangible assets related to product development.

We identified the revenue growth rates for certain periods used in the determination of the fair value of the acquired product development in the acquisition of TriMed as a critical audit matter. The principal consideration for our determination was the subjective judgement required by management in formulating these revenue growth rates. Auditing these considerations involved especially subjective and challenging auditor judgement due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the reasonableness of the revenue growth rates used in the determination of the fair values of the acquired product development in the acquisition of TriMed by: (i) reviewing the historical performance of the acquired company utilizing their financial statements, and (ii) assessing the revenue projections against industry metrics for certain periods.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 1984.

New York, NY
February 25, 2025

HENRY SCHEIN, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	December 28, 2024	December 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 122	$ 171
Accounts receivable, net of allowance for credit losses of $78 and $83 (1)	1,482	1,863
Inventories, net	1,810	1,815
Prepaid expenses and other	569	639
Total current assets	3,983	4,488
Property and equipment, net	531	498
Operating lease right-of-use assets	293	325
Goodwill	3,887	3,875
Other intangibles, net	1,023	916
Investments and other	501	471
Total assets	$ 10,218	$ 10,573
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 962	$ 1,020
Bank credit lines	650	264
Current maturities of long-term debt	56	150
Operating lease liabilities	75	80
Accrued expenses:		
Payroll and related	303	332
Taxes	139	137
Other	618	700
Total current liabilities	2,803	2,683
Long-term debt (1)	1,830	1,937
Deferred income taxes	102	54
Operating lease liabilities	259	310
Other liabilities	387	436
Total liabilities	5,381	5,420
Redeemable noncontrolling interests	806	864
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none outstanding	-	-
Common stock, $0.01 par value, 480,000,000 shares authorized, 124,155,884 outstanding on December 28, 2024 and 129,247,765 outstanding on December 30, 2023	1	1
Additional paid-in capital	-	-
Retained earnings	3,771	3,860
Accumulated other comprehensive loss	(379)	(206)
Total Henry Schein, Inc. stockholders' equity	3,393	3,655
Noncontrolling interests	638	634
Total stockholders' equity	4,031	4,289
Total liabilities, redeemable noncontrolling interests and stockholders' equity	$ 10,218	$ 10,573

(1) Amounts presented include balances held by our consolidated variable interest entity ("VIE"). At December 28, 2024 and December 30, 2023, includes trade accounts receivable of $241 million and $284 million, respectively, and long-term debt of $150 million and $210 million, respectively. See Note 1 – Basis of Presentation and Significant Accounting Policies for further information.

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share and per share data)

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net sales	$ 12,673	$ 12,339	$ 12,647
Cost of sales	8,657	8,479	8,816
Gross profit	4,016	3,860	3,831
Operating expenses:			
Selling, general and administrative	3,034	2,956	2,771
Depreciation and amortization	251	209	182
Restructuring and integration costs	110	80	131
Operating income	621	615	747
Other income (expense):			
Interest income	24	17	8
Interest expense	(131)	(87)	(35)
Other, net	(1)	(3)	1
Income before taxes, equity in earnings of affiliates and noncontrolling interests	513	542	721
Income taxes	(128)	(120)	(170)
Equity in earnings of affiliates, net of tax	13	14	15
Net income	398	436	566
Less: Net income attributable to noncontrolling interests	(8)	(20)	(28)
Net income attributable to Henry Schein, Inc.	$ 390	$ 416	$ 538
Earnings per share attributable to Henry Schein, Inc.:			
Basic	$ 3.07	$ 3.18	$ 3.95
Diluted	$ 3.05	$ 3.16	$ 3.91
Weighted-average common shares outstanding:			
Basic	126,788,997	130,618,990	136,064,221
Diluted	127,779,228	131,748,171	137,755,670

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net income	$ 398	$ 436	$ 566
Other comprehensive income, net of tax:			
Foreign currency translation gain (loss)	(207)	53	(88)
Unrealized gain (loss) from hedging activities	13	(18)	7
Pension adjustment gain (loss)	(3)	(3)	12
Other comprehensive income (loss), net of tax	(197)	32	(69)
Comprehensive income	201	468	497
Comprehensive income attributable to noncontrolling interests:			
Net income	(8)	(20)	(28)
Foreign currency translation loss (gain)	24	(5)	7
Comprehensive loss (income) attributable to noncontrolling interests	16	(25)	(21)
Comprehensive income attributable to Henry Schein, Inc.	$ 217	$ 443	$ 476

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except share data)

	Common Stock $.01 Par Value		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount					
Balance, December 25, 2021	137,145,558	$ 1	$ -	$ 3,595	$ (171)	$ 638	$ 4,063
Net income (excluding $21 attributable to Redeemable noncontrolling interests)	-	-	-	538	-	7	545
Foreign currency translation loss (excluding loss of $6 attributable to Redeemable noncontrolling interests)	-	-	-	-	(81)	(1)	(82)
Unrealized gain from hedging activities, net of tax of $3	-	-	-	-	7	-	7
Pension adjustment gain, including tax of $4	-	-	-	-	12	-	12
Distributions to noncontrolling shareholders	-	-	-	-	-	(1)	(1)
Purchase of noncontrolling interests	-	-	-	-	-	(7)	(7)
Change in fair value of redeemable securities	-	-	4	-	-	-	4
Noncontrolling interests and adjustments related to business acquisitions	-	-	-	-	-	13	13
Repurchase and retirement of common stock	(6,111,676)	-	(65)	(420)	-	-	(485)
Stock issued upon exercise of stock options	35,792	-	2	-	-	-	2
Stock-based compensation expense	1,102,108	-	54	-	-	-	54
Shares withheld for payroll taxes	(376,034)	-	(32)	-	-	-	(32)
Settlement of stock-based compensation awards	(2,931)	-	2	-	-	-	2
Transfer of charges in excess of capital	-	-	35	(35)	-	-	-
Balance, December 31, 2022	131,792,817	1	-	3,678	(233)	649	4,095
Net income (excluding $6 attributable to Redeemable noncontrolling interests)	-	-	-	416	-	14	430
Foreign currency translation gain (excluding gain of $5 attributable to Redeemable noncontrolling interests)	-	-	-	-	48	-	48
Unrealized loss from hedging activities, including tax benefit of $7	-	-	-	-	(18)	-	(18)
Pension adjustment loss, including tax benefit of $0	-	-	-	-	(3)	-	(3)
Distributions to noncontrolling shareholders	-	-	-	-	-	(27)	(27)
Change in fair value of redeemable securities	-	-	11	-	-	-	11
Noncontrolling interests and adjustments related to business acquisitions	-	-	-	-	-	(2)	(2)
Repurchase and retirement of common stock	(3,214,136)	-	(33)	(219)	-	-	(252)
Stock issued upon exercise of stock options	21,068	-	1	-	-	-	1
Stock-based compensation expense	1,065,319	-	39	-	-	-	39
Shares withheld for payroll taxes	(416,605)	-	(34)	-	-	-	(34)
Settlement of stock-based compensation awards	(698)	-	1	-	-	-	1
Transfer of charges in excess of capital	-	-	15	(15)	-	-	-
Balance, December 30, 2023	129,247,765	1	-	3,860	(206)	634	4,289
Net income (excluding loss of $1 attributable to Redeemable noncontrolling interests)	-	-	-	390	-	9	399
Foreign currency translation loss (excluding loss of $24 attributable to Redeemable noncontrolling interests)	-	-	-	-	(183)	-	(183)
Unrealized gain from hedging activities, including tax of $5	-	-	-	-	13	-	13
Pension adjustment loss, including tax benefit of $2	-	-	-	-	(3)	-	(3)
Distributions to noncontrolling shareholders	-	-	-	-	-	(6)	(6)
Purchase of noncontrolling interests	-	-	(7)	-	-	(1)	(8)
Change in fair value of redeemable securities	-	-	(119)	-	-	-	(119)
Noncontrolling interests and adjustments related to business acquisitions	-	-	(1)	-	-	2	1
Repurchase and retirement of common stock	(5,419,649)	-	(52)	(336)	-	-	(388)
Stock issued upon exercise of stock options	98,755	-	6	-	-	-	6
Stock-based compensation expense	340,722	-	39	-	-	-	39
Shares withheld for payroll taxes	(111,815)	-	(9)	-	-	-	(9)
Settlement of stock-based compensation awards	106	-	-	-	-	-	-
Transfer of charges in excess of capital	-	-	143	(143)	-	-	-
Balance, December 28, 2024	124,155,884	$ 1	$ -	$ 3,771	$ (379)	$ 638	$ 4,031

See accompanying notes.

HENRY SCHEIN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Years Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows from operating activities:			
Net income	$ 398	$ 436	$ 566
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	297	248	212
Impairment charge on intangible assets	-	7	34
Impairment of capitalized software	12	27	-
Non-cash restructuring charges	32	27	93
Stock-based compensation expense	39	39	54
Provision for losses on trade and other accounts receivable	14	18	5
Benefit from deferred income taxes	(61)	(20)	(73)
Equity in earnings of affiliates	(13)	(14)	(15)
Distributions from equity affiliates	12	15	15
Changes in unrecognized tax benefits	5	10	12
Other	(27)	(3)	(20)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	315	(327)	(7)
Inventories	(59)	231	(126)
Other current assets	47	(138)	(52)
Accounts payable and accrued expenses	(163)	(56)	(96)
Net cash provided by operating activities	848	500	602
Cash flows from investing activities:			
Purchases of property and equipment	(148)	(147)	(96)
Payments related to equity investments and business acquisitions, net of cash acquired	(230)	(955)	(158)
Proceeds from loan to affiliate	4	6	11
Settlements for net investment hedges	-	22	-
Capitalized software costs	(39)	(40)	(32)
Other	(17)	(21)	(1)
Net cash used in investing activities	(430)	(1,135)	(276)
Cash flows from financing activities:			
Net change in bank credit lines	387	153	48
Proceeds from issuance of long-term debt	120	1,368	270
Principal payments for long-term debt	(318)	(468)	(59)
Debt issuance costs	-	(3)	-
Proceeds from issuance of stock upon exercise of stock options	6	1	2
Payments for repurchases and retirement of common stock	(385)	(250)	(485)
Payments for taxes related to shares withheld for employee taxes	(9)	(34)	(32)
Distributions to noncontrolling shareholders	(54)	(47)	(21)
Payments for contingent consideration	(2)	-	-
Acquisitions of noncontrolling interests in subsidiaries	(255)	(19)	(38)
Net cash provided by (used in) financing activities	(510)	701	(315)
Effect of exchange rate changes on cash and cash equivalents	43	(12)	(12)
Net change in cash and cash equivalents	(49)	54	(1)
Cash and cash equivalents, beginning of period	171	117	118
Cash and cash equivalents, end of period	$ 122	$ 171	$ 117

See accompanying notes.

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Operations

We distribute health care products and value-added services primarily to office-based dental and medical practitioners, across dental practices, laboratories, physician practices, and ambulatory surgery centers, as well as government, institutional health care clinics and alternate care clinics. We also provide software and technology services to health care practitioners. Our dental businesses serve office-based dental practitioners, dental laboratories, schools, government and other institutions. Our medical businesses serve physician offices, urgent care centers, ambulatory care sites, emergency medical technicians, dialysis centers, home health, federal and state governments and large enterprises, such as group practices and integrated delivery networks, among other providers across a wide range of specialties.

We have operations or affiliates in the United States, Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, the Czech Republic, France, Germany, Hong Kong SAR, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Morocco, the Netherlands, New Zealand, Peru, Poland, Portugal, South Africa, Spain, Sweden, Switzerland, Thailand, United Arab Emirates and the United Kingdom.

Basis of Presentation

Our consolidated financial statements include the accounts of Henry Schein, Inc. and all of our controlled subsidiaries and VIE. All intercompany accounts and transactions are eliminated in consolidation. Investments in unconsolidated affiliates for which we have the ability to influence the operating or financial decisions are accounted for under the equity method. Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications, individually and in the aggregate, did not have a material impact on our consolidated financial condition, results of operations or cash flows.

The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. We are deemed to be the primary beneficiary of the VIE when we have the power to direct activities that most significantly affect its economic performance and have the obligation to absorb the majority of its losses or the right to receive benefits that could potentially be significant to the VIE. In determining whether we are the primary beneficiary, we consider factors such as ownership interest, debt investments, management representation, authority to control decisions, and contractual and substantive participating rights of each party. For this VIE, the trade accounts receivable transferred to the VIE are pledged as collateral to the related debt. The VIE's creditors have recourse to us for losses on these trade accounts receivable. At December 28, 2024 and December 30, 2023, certain trade accounts receivable that can only be used to settle obligations of this VIE were $241 million and $284 million, respectively, and the liabilities of this VIE where the creditors have recourse to us were $150 million and $210 million, respectively.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

(in millions, except share and per share data)

- Level 1— Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2— Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3— Inputs that are unobservable for the asset or liability.

See Note 11 – Fair Value Measurements for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Our consolidated financial statements reflect estimates and assumptions made by us that affect, among other things, our goodwill, long-lived asset and definite-lived intangible asset valuation; inventory valuation; equity investment valuation; assessment of the annual effective tax rate; valuation of deferred income taxes and income tax contingencies; the allowance for credit losses; hedging activity; supplier rebates; measurement of compensation cost for certain share-based performance awards and cash bonus plans; and pension plan assumptions.

Fiscal Year

We report our results of operations and cash flows on a 52 or 53 weeks per fiscal year basis ending on the last Saturday of December. The year ended December 28, 2024 consisted of 52 weeks, and the years ended December 30, 2023 and December 31, 2022 consisted of 52 weeks and 53 weeks, respectively.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive for those goods or services. To recognize revenue, we:

- identify the contract(s) with a customer;
- identify the performance obligations in the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract; and
- recognize revenue when, or as, we satisfy a performance obligation.

We generate revenue from the sale of dental and medical consumable products, equipment, and services such as equipment repair and financial services (Global Distribution and Value-Added Services revenues), company-manufactured specialty products (Global Specialty Products revenue), and software products and related services (Global Technology revenues). Provisions for discounts, rebates to customers, customer returns and other contra revenue adjustments are included in the transaction price at contract inception by estimating the most likely amount

based upon historical data and estimates and are provided for in the period in which the related sales are recognized.

Revenue derived from the sale of consumable products and company-manufactured specialty products is recognized at the point in time when control transfers to the customer, (e.g. when legal title and risks and rewards of ownership transfer to the customer, we have no post-shipment obligations, and we have an enforceable right to payment). Sales of consumable products typically entail high-volume, low-dollar orders shipped using third-party common carriers.

Revenue derived from the sale of equipment is recognized when control transfers to the customer. This occurs when the equipment is delivered. Such sales typically entail scheduled deliveries of large equipment primarily by equipment service technicians. Most equipment requires minimal installation, which is typically completed at the time of delivery.

Our merchandise and equipment products generally carry standard warranty terms provided by the manufacturer; however, in instances where we provide a warranty on company-manufactured products or labor services, the warranty costs are accrued in accordance with Accounting Standards Codification ("ASC") Topic 460 Guarantees. At December 28, 2024 and December 30, 2023, we had accrued approximately $8 million and $12 million, respectively, for warranty costs.

Revenue derived from the sale of software products is recognized when products are delivered to customers or made available electronically. Such software is generally installed by customers and does not require extensive training. Revenue derived from post-contract customer support for software, including annual support and/or training, is generally recognized over time using time elapsed as the input method that best depicts the transfer of control to the customer. Revenue derived from software sold on a Software-as-a-Service basis is recognized ratably over the subscription period as control is transferred to the customer.

Revenue derived from other sources, including freight charges, equipment repairs and financial services, is recognized when the related product revenue is recognized or when the services are provided. We apply the practical expedient to treat shipping and handling activities performed after the customer obtains control as fulfillment activities, rather than a separate performance obligation in the contract.

Sales, value-add and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

Some of our revenue is derived from bundled arrangements that include multiple distinct performance obligations, which are accounted for separately. When we sell software products together with related services (i.e., training and technical support), we allocate the transaction price to each distinct performance obligation based on the estimated standalone selling price for each performance obligation. Bundled arrangements that include elements that are not considered software consist primarily of equipment and the related installation service. We allocate revenue for such arrangements based on the relative selling prices of the goods or services. If an observable selling price is not available (i.e., because we or others do not sell the goods or services separately), we use one of the following techniques to estimate the standalone selling price: adjusted market approach; cost-plus-margin approach; or the residual method. There is no specific hierarchy for the use of these methods, but the estimated selling price reflects our best estimate of what the selling prices of each deliverable would be if it were sold regularly on a standalone basis taking into consideration the cost structure of our business, technical skill required, customer location and other market conditions.

See Note 3 – Net Sales from Contracts with Customers for additional disclosures of disaggregated net sales and Note 4 – Segment and Geographic Data for disclosures of net sales by segment and geographic data.

(in millions, except share and per share data)

Sales Returns

Sales returns are recognized as a reduction of revenue by the amount of expected returns and are recorded as refund liability within accrued expenses-other within our consolidated balance sheets. We estimate the sales return liability based on historical data for specific products, adjusted as necessary for new products. The allowance for returns is presented gross as a refund liability and we record a right of return asset (and a corresponding adjustment to cost of sales) for any products that we expect to be returned and resaleable.

Cost of Sales

The primary components of cost of sales include the cost of the product (net of purchase discounts, supplier chargebacks and rebates) and inbound and outbound freight charges.

Costs related to purchasing, receiving, inspections, warehousing, internal inventory transfers and other costs of our distribution network are included in selling, general and administrative expenses along with other operating costs. Total distribution network costs were $105 million, $105 million and $103 million for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

Supplier Rebates

Supplier rebates are included as a reduction of cost of sales and are recognized over the period they are earned. The factors we consider in estimating supplier rebate accruals include forecasted inventory purchases, sales, supplier rebate contract terms, which generally provide for increasing rebates based on either increased purchase or sales volumes.

Direct Shipping and Handling Costs

Freight and other direct shipping costs are included in cost of sales. Direct handling costs, which represent primarily direct compensation costs of employees who pick, pack and otherwise prepare, if necessary, merchandise for shipment to our customers are reflected in selling, general and administrative expenses. Direct handling costs were $106 million, $98 million and $96 million for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred. Total advertising and promotional expenses were $43 million, $47 million and $47 million for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

Stock-Based Compensation Costs

We measure stock-based compensation at the grant date, based on the estimated fair value of the award, and recognize the cost (net of estimated forfeitures) as compensation expense on a straight-line basis over the requisite service period for time-based restricted stock units and on a graded vesting basis for the option awards. For performance-based awards, at each reporting date, we reassess whether achievement of the performance condition is probable and accrue compensation expense when achievement of the performance condition is probable. Our stock-based compensation expense is reflected in selling, general and administrative expenses.

(in millions, except share and per share data)

Employment Benefit Plans and other Postretirement Benefit Plans

Some of our employees in our international markets participate in various noncontributory defined benefit plans. We recognize the funded status, measured as the difference between the fair value of plan assets and the projected benefit obligation. Each unfunded plan is recognized as a liability and each funded plan is recognized as either an asset or liability based on its funded status. We measure our plan assets and liabilities at the end of our fiscal year.

Net periodic pension costs and valuations are dependent on assumptions used by third-party actuaries in calculating those amounts. These assumptions include discount rates, expected return on plan assets, rate of future compensation levels, retirement rates, mortality rates, and other factors. We record the service cost component of net pension cost in selling, general and administrative expenses within our consolidated statements of income.

Gains and losses that result from changes in actuarial assumptions or from actual experience that differs from actuarial assumptions are recognized in and then amortized from Accumulated other comprehensive income (loss).

Cash and Cash Equivalents

We consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Due to the short-term maturity of such investments, the carrying amounts are a reasonable estimate of fair value. Outstanding checks in excess of funds on deposit of $33 million and $52 million, primarily related to payments for inventory, were classified as accounts payable as of December 28, 2024 and December 30, 2023.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are generally recognized when revenues are recognized. In accordance with the “expected credit loss” model, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects our best estimate of the amounts that we do not expect to collect. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserve, including types of customers and their credit worthiness, experience and historical data adjusted for current conditions and reasonable supportable forecasts.

We record allowances for credit losses based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable, the collection history associated with the geographic region that the receivable was recorded in, current economic trends and reasonable supportable forecasts. We write off a receivable and charge it against its recorded allowance when we deem them uncollectible.

Our net accounts receivable balance was $1,482 million, $1,863 million, and $1,442 million, at December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

The following table presents our allowances for credit losses:

	As of		
Description	**December 28, 2024**	**December 30, 2023**	**December 31, 2022**
Balance at beginning of year	$ 83	$ 65	$ 67
Provision for credit losses	14	17	6
Adjustments to existing allowances for late fees, foreign currency exchange rates, and write-offs	(19)	1	(8)
Balance at end of year	$ 78	$ 83	$ 65

(in millions, except share and per share data)

Contract Assets

Contract assets include amounts related to any conditional right to consideration for work completed but not billed as of the reporting date. Contract assets are transferred to accounts receivable when the right becomes unconditional. The contract assets primarily relate to our bundled arrangements for the sale of equipment and consumables and sales of term software licenses. Current contract assets are included in Prepaid expenses and other and the non-current contract assets are included in investments and other within our consolidated balance sheets. Current and non-current contract asset balances as of December 28, 2024 and December 30, 2023 were not material.

Contract Liabilities

Contract liabilities are comprised of advance payments and upfront payments for service arrangements provided over time that are accounted for as deferred revenue amounts. Contract liabilities are transferred to revenue once the performance obligation has been satisfied. Current contract liabilities are included in accrued expenses: other and the non-current contract liabilities are included in other liabilities within our consolidated balance sheets.

During the years ended December 28, 2024, December 30, 2023, and December 31, 2022, we recognized substantially all of the current contract liability amounts that were previously deferred at the beginning of each year.

The following table presents our contract liabilities:

	As of		
Description	**December 28, 2024**	**December 30, 2023**	**December 31, 2022**
Current contract liabilities	$ 81	$ 89	$ 86
Non-current contract liabilities	8	9	8
Total contract liabilities	$ 89	$ 98	$ 94

Inventories and Reserves

Inventories consist primarily of finished goods, raw materials and work-in-process and are valued at the lower of cost or net realizable value. Cost is determined by the weighted average method for merchandise and by actual cost for large equipment and high-tech equipment. We manufacture certain of our products for our specialty businesses (oral surgery solutions including dental implants, endodontics, and orthopedics). In accordance with our policy for inventory valuation, we consider many factors including the condition and salability of the inventory, historical sales, forecasted sales and market and economic trends. From time to time, we adjust our assumptions for anticipated changes in any of these or other factors expected to affect the value of inventory.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is computed under the straight-line method using estimated useful lives (See Note 7 – Property and Equipment, Net for estimated useful lives). Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the assets or the remaining lease term.

Capitalized Software Development Costs

Capitalized software costs consist of costs to purchase and develop software for internal use and for sale or use by customers. For software to be used solely to meet internal needs, we capitalize costs incurred during the

application development stage and include such costs within property and equipment, net within our consolidated balance sheets. For software to be sold, leased, or marketed to external users, we capitalize software development costs when technological feasibility is reached, and for cloud-based applications used to deliver our services we capitalize costs incurred during the application development stage, and include such costs within investments and other within our consolidated balance sheets.

Leases

We determine if an arrangement contains a lease at inception. An arrangement contains a lease if it implicitly or explicitly identifies an asset to be used and conveys the right to control the use of the identified asset in exchange for consideration. As a lessee, we include operating leases in operating lease right-of-use ("ROU") assets, operating lease liabilities, and non-current operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, current maturities of long-term debt, and long-term debt in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized upon commencement of the lease based on the present value of the lease payments over the lease term. As most of our leases do not provide an implicit interest rate, we generally use our incremental borrowing rate based on the estimated rate of interest for fully collateralized and fully amortizing borrowings over a similar term of the lease payments at commencement date to determine the present value of lease payments. When readily determinable, we use the implicit rate. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Expenses associated with operating leases and finance leases are included in selling, general and administrative and interest expense, respectively within our consolidated statement of income. Short-term leases with a term of 12 months or less are not capitalized.

We have lease agreements with lease and non-lease components, which are generally accounted for as a single lease component, except non-lease components for leases of vehicles, which are accounted for separately. When a vehicle lease contains both lease and non-lease components, we allocate the transaction price based on the relative standalone selling price.

Business Acquisitions

We account for business acquisitions under the acquisition method of accounting, under which the net assets of acquired businesses are recorded at their fair value at the acquisition date and our consolidated financial statements include the acquired businesses' results of operations from that date.

Some prior owners of acquired subsidiaries are eligible to receive additional purchase price cash consideration, or we may be entitled to recoup a portion of purchase price cash consideration if certain financial targets are met. We have accrued liabilities for the estimated fair value of additional purchase price consideration at the time of the acquisition, using the income approach, including a probability-weighted discounted cash flow method or an option pricing method, where applicable. Any adjustments to these accrual amounts are recorded in selling, general and administrative within our consolidated statements of income.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, within 12 months following the date of acquisition, or the measurement period, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill within our consolidated balance sheets. At the end of the measurement period or final determination of the values of such assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in our consolidated statements of operations.

(in millions, except share and per share data)

Goodwill

Any excess of acquisition consideration over the fair value of identifiable net assets acquired is recorded as goodwill. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, such as future customers and technology, as well as the assembled workforce.

Goodwill represents, for acquired business, the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. Goodwill is subject to impairment analysis annually or more frequently if needed. Such impairment analyses for goodwill requires a comparison of the fair value to the carrying value of reporting units. We aggregate operating segments into the reportable segments based on economic similarities, the nature of their products, customer basis, and methods of distribution as follows: Global Distribution and Value-Added Services; Global Specialty Products; and Global Technology. Goodwill was allocated to such reporting units, for the purpose of preparing our impairment analyses, based on a specific identification basis.

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our segment structure to align with how our Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology. Reporting units under the former structure were tested for impairment, and no impairment was identified. As a result of the realignment and the change in operating segments, we reallocated goodwill to each of our new reporting units using a relative fair value approach. Based on the impairment test under the new structure, it was determined that the fair values of our reporting units more likely than not exceeded their carrying values, resulting in no impairment. For both the former and new structure goodwill impairment tests as of September 30, 2024, the fair values of reporting units were computed using the methodology described above.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities that are considered shared services to the reporting units, and ultimately the determination of the fair value of each reporting unit. The fair value of each reporting unit is calculated by applying the discounted cash flow methodology and confirming with a market approach. There are inherent uncertainties related to fair value models, the inputs and our judgments in applying them to this analysis. The most significant inputs include estimation of future cash flows based on budget expectations, and determination of comparable companies to develop a weighted average cost of capital for each reporting unit.

In connection with our restructuring initiatives, during the year ended December 28, 2024, we recorded an $11 million impairment of goodwill in the Global Specialty Products segment, relating to the disposal of a portion of a business; such impairment was calculated based on the relative fair value of goodwill. For the year ended December 31, 2022, we recorded a $20 million impairment of goodwill, in the Global Specialty Products segment, relating to the disposal of an unprofitable business for which estimated fair value was lower than carrying value.

Intangible Assets

In connection with our business acquisitions, the major classes of assets and liabilities to which we generally allocate acquisition consideration to, excluding goodwill, include identifiable intangible assets (i.e., customer relationships and lists, trademarks and trade names, product development and non-compete agreements), inventory and accounts receivable. The estimated fair value of identifiable intangible assets is based on critical judgments and assumptions derived from analysis of market conditions, including discount rates, projected revenue growth rates (which are based on historical trends and assessment of financial projections), estimated customer attrition and projected cash flows. We have calculated the value of these intangible assets using the multi-period excess

(in millions, except share and per share data)

earnings method, the relief-from-royalty method, and the with and without method, where applicable. These assumptions are forward-looking and could be affected by future economic and market conditions.

Intangible assets, other than goodwill, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the undiscounted future cash flows expected to be derived from such asset or asset group.

Definite and indefinite-lived intangible assets primarily consist of non-compete agreements, trademarks, trade names, customer lists, customer relationships and product development. For long-lived assets used in operations, impairment losses are only recorded if the asset or asset groups carrying amount is not recoverable through its undiscounted future cash flows. We measure the impairment loss based on the difference between the carrying amount and the estimated fair value. When an impairment exists, the related assets are written down to fair value.

During the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we recorded total impairment charges within the selling, general and administrative line of our consolidated statements of income on intangible assets of $0 million, $7 million and $34 million, respectively, as more fully discussed in Note 9 – Goodwill and Other Intangibles, Net. During the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we recorded impairment charges, within the restructuring and integration costs line of our consolidated statements of income, of $14 million, $12, million, and $35 million, respectively. See Note 16 – Plans of Restructuring and Integration Costs for additional information.

Income Taxes

We account for income taxes under an asset and liability approach that requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than expected enactments of changes in tax laws or rates. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We file a consolidated U.S. federal income tax return with our 80% or greater owned U.S. subsidiaries.

Redeemable Noncontrolling Interests

Some minority stockholders in certain of our consolidated subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. Their interests in these subsidiaries are classified outside permanent equity on our consolidated balance sheets and are carried at the estimated redemption amounts. The redemption amounts have been estimated based on recent transactions and/or implied multiples of earnings and, if such earnings and cash flows are not achieved, the value of the redeemable noncontrolling interests might be impacted. Changes in the estimated redemption amounts of the noncontrolling interests subject to put options are reflected at each reporting period with a corresponding adjustment to Additional paid-in capital. Future reductions in the carrying amounts are subject to a "floor" amount that is equal to the fair value of the redeemable noncontrolling interests at the time they were originally recorded. The recorded value of the redeemable noncontrolling interests cannot go below the floor level. Adjustments to the carrying amount of noncontrolling interests to reflect a fair value redemption feature do not impact the calculation of earnings per share. Our net income is reduced by the portion of the subsidiaries' net income that is attributable to redeemable noncontrolling interests.

Noncontrolling Interests

Noncontrolling interest represents the ownership interests of certain minority owners of our consolidated subsidiaries. Our net income is reduced by the portion of the subsidiaries' net income that is attributable to noncontrolling interests.

Comprehensive Income

Comprehensive income includes certain gains and losses that, under accounting principles generally accepted in the United States, are excluded from net income as such amounts are recorded directly as an adjustment to stockholders' equity. Our comprehensive income is primarily comprised of net income, foreign currency translation gain (loss), unrealized gain (loss) from hedging activities and unrealized pension adjustment gain.

Risk Management and Derivative Financial Instruments

We use derivative instruments to minimize our exposure to fluctuations in foreign currency exchange rates, interest rates, and our unfunded non-qualified supplemental retirement plan ("SERP") and our deferred compensation plan ("DCP"). Our objective is to manage the impact that foreign currency exchange rate fluctuations could have on recognized asset and liability fair values, earnings and cash flows, as well as our net investments in foreign subsidiaries, the interest rate risk on variable rate debt, and the returns on our SERP and DCP. Our risk management policy requires that derivative contracts used as hedges be effective at reducing the risks associated with the exposure being hedged and be designated hedges at inception of the contracts. We do not enter into derivative instruments for speculative purposes. Our derivative instruments primarily include foreign currency forward contracts, total return swaps, and interest rate swaps.

Foreign currency forward agreements related to forecasted inventory purchase commitments with foreign suppliers, foreign currency swaps related to foreign currency denominated debt, and interest rate swaps related to variable rate debt are designated as cash flow hedges. For derivatives that are designated and qualify as cash flow hedges, the changes in the fair value of the derivatives are recorded as a component of Accumulated other comprehensive income in stockholders' equity and subsequently reclassified into earnings in the period(s) during which the hedged transactions affect earnings. We classify the cash flows related to our hedging activities in the same category in our consolidated statements of cash flows as the cash flows related to the hedged item.

Foreign currency forward contracts related to our euro-denominated foreign operations are designated as net investment hedges. For derivatives that are designated and qualify as net investment hedges, changes in the fair value of the derivatives are recorded in the foreign currency translation gain (loss) component of Accumulated other comprehensive income in stockholders' equity until the net investment is sold or substantially liquidated.

Interest swap agreements are entered into for the purpose of hedging the cash flow of our variable interest rate term loan.

Our foreign currency forward agreements related to foreign currency balance sheet exposure provide economic hedges but are not designated as hedges for accounting purposes.

For agreements not designated as hedges, changes in the value of the derivative, along with the transaction gain or loss on the hedged item, are recorded in other, net, within our consolidated statements of income.

Total return swaps are entered into for the purpose of economically hedging our SERP and DCP. These swaps are expected to be renewed on an annual basis. Changes in the fair values of these total return swaps are recorded in selling, general, and administrative expenses within our consolidated statements of income and offset recognized changes in the fair values of our SERP and DCP liabilities.

(in millions, except share and per share data)

Foreign Currency Translation and Transactions

The financial position and results of operations of our foreign subsidiaries are determined using local currencies as the functional currencies. Assets and liabilities of foreign subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in Accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in earnings.

Accounting Pronouncements Adopted

During the year ended December 28, 2024, we adopted Accounting Standards Update ("ASU") 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segments*" ("Topic 280"), which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in Topic 280 do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. We adopted Topic 280 on a retrospective basis, which resulted in the required additional disclosures included in our 2024 fiscal year annual consolidated financial statements.

During the year ended December 30, 2023, we adopted ASC Topic 848, *"Reference Rate Reform" (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting"* which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate or by another reference rate expected to be discontinued because of reference rate reform. The adoption of Topic 848 did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, "*Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40)*: *Disaggregation of Income Statement Expenses*," which requires additional disclosure about the specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements but affect where this information appears in the notes to financial statements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We are currently evaluating the impact that ASU 2024-03 will have on our consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, "*Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards,*" which clarifies how to determine whether profits interest and similar awards should be accounted for as a share-based payment arrangement under Topic 718 or within the scope of other guidance. The ASU provides an illustrative example with multiple fact patterns and amends the structure of paragraph 718-10-15-3 of Topic 718 to improve its clarity and operability. The guidance in ASU 2024-01 applies to all entities that issue profits interest awards as compensation to employees or nonemployees in exchange for goods or services. Entities can apply the amendments either retrospectively to all periods presented in the financial statements or prospectively to profits interest awards granted or modified on or after the date of adoption. If prospective application is elected, an entity must disclose the nature of and reason for the change in accounting principle that resulted from the adoption of the ASU. This ASU is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. We do not expect that the requirements of ASU 2024-01 will have a material impact on our consolidated financial statements.

(in millions, except share and per share data)

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*," which requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. In addition to new disclosures associated with the rate reconciliation, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The ASU also describes items that need to be disaggregated based on their nature, which is determined by reference to the item's fundamental or essential characteristics, such as the transaction or event that triggered the establishment of the reconciling item and the activity with which the reconciling item is associated. The ASU eliminates the historic requirement that entities disclose information concerning unrecognized tax benefits having a reasonable possibility of significantly increasing or decreasing in the 12 months following the reporting date. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU should be applied on a prospective basis; however, retrospective application is permitted. We are currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements.

Note 2 – Cyber Incident

In October 2023 Henry Schein experienced a cyber incident that primarily affected the operations of our North American and European dental and medical distribution businesses. Henry Schein One, our practice management software, revenue cycle management and patient relationship management solutions business, was not affected, and our manufacturing businesses were mostly unaffected. On November 22, 2023, we experienced a disruption of our ecommerce platform and related applications, which was remediated.

During the years ended December 28, 2024 and December 30, 2023, we had a sales decrease in our dental and medical distribution businesses, which we believe was primarily a result of lower sales to episodic customers following last year's cyber incident.

During the years ended December 28, 2024 and December 30, 2023, we incurred $9 million and $11 million, respectively, of expenses directly related to the cyber incident, mostly consisting of professional fees. We maintain cyber insurance, subject to certain retentions and policy limitations. With respect to the October 2023 cyber incident, we have a $60 million insurance policy, following a $5 million retention. During the years ended December 28, 2024 we received insurance proceeds of $40 million under this policy representing a partial insurance recovery of losses related to the cyber incident, with the remaining $20 million of the claim being under review by our insurance providers. The expenses and insurance recoveries related to the cyber incident are included in the selling, general and administrative line in our consolidated statements of income.

(in millions, except share and per share data)

Note 3 – Net Sales from Contracts with Customers

Net sales are recognized in accordance with policies disclosed in Note 1 – Basis of Presentation and Significant Accounting Policies.

Disaggregation of Net Sales

As noted further in Note 4 – Segment and Geographic Data, during the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. All prior comparative segment information has been recast to reflect our new segment structure.

The following table disaggregates our net sales by reportable and operating segment and geographic area:

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net Sales:			
Global Distribution and Value-Added Services			
Global Dental merchandise	$ 4,727	$ 4,787	$ 4,763
Global Dental equipment	1,719	1,671	1,715
Global Value-added services	233	191	151
Global Dental	6,679	6,649	6,629
Global Medical	4,081	3,912	4,346
Total Global Distribution and Value-Added Services	10,760	10,561	10,975
Global Specialty Products	1,446	1,331	1,273
Global Technology	630	602	549
Eliminations	(163)	(155)	(150)
Total	$ 12,673	$ 12,339	$ 12,647

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

Note 4 – Segment and Geographic Data

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our reportable segments to align with how the Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology. These segments offer different products and services to the same customer base. All prior comparative segment information has been recast to reflect our new segment structure.

We aggregate operating segments into these reportable segments based on economic similarities, the nature of their products, customer base, and methods of distribution. Global Distribution and Value-Added Services includes merchandise and equipment distribution businesses that serve the global dental and medical markets; it also includes value-added services such as equipment repair services, financial services on a non-recourse basis, continuing education services for practitioners, consulting and other services.

Global Distribution and Value-Added Services includes distribution to the global dental and medical markets of national brand and corporate brand merchandise, as well as equipment and related technical services. This segment also includes value-added services such as financial services, continuing education services, consulting and other services. This segment also markets and sells under our own corporate brand, a portfolio of cost-effective, high-quality consumable merchandise. Global Specialty Products includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services. Global Technology includes development and distribution of practice management software, e-services, and other products, which are distributed to health care providers.

Our organizational structure also includes Corporate, which consists primarily of income and expenses associated with support functions and projects.

Our chief operating decision maker ("CODM") is our Chairman and Chief Executive Officer. Our CODM uses adjusted operating income as the profitability metric for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted operating income provides a measure of our underlying segment results that is in line with our approach to risk and performance management. We define adjusted operating income as operating income adjusted to exclude (a) direct cybersecurity costs and related insurance recovery proceeds, (b) impairment of capitalized assets, (c) amortization of acquisition intangibles, (d) settlement and litigation, (e) organizational restructuring expenses, (f) impairment of intangible assets, (g) changes in fair value of contingent consideration, and (h) costs associated with shareholder advisory matters. These adjustments are either: (i) non-cash or non-recurring in nature; (ii) not allocable or controlled by the segment; or (iii) not tied to the operational performance of the segment. Assets by segment are not a measure used to assess the performance of the Company by CODM and thus are not reported in our disclosures.

The accounting policies of the reportable segments are generally the same as those described in Note 1 – Basis of Presentation and Significant Accounting Policies. Sales and transfers between operating segments are eliminated in consolidation.

(in millions, except share and per share data)

Segment adjusted operating income is presented in the following table to reconcile to operating income as presented on the consolidated statement of operations. The reconciliation from operating income to income before taxes and equity in earnings of affiliates is presented on our consolidated statements of income.

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Gross Sales:			
Global Distribution and Value-Added Services [(1)]	$ 10,760	$ 10,561	$ 10,975
Global Specialty Products[(2)]	1,446	1,331	1,273
Global Technology [(3)]	630	602	549
Total Gross Sales	12,836	12,494	12,797
Less: Eliminations:			
Global Distribution and Value-Added Services	(31)	(36)	(22)
Global Specialty Products	(132)	(119)	(128)
Total eliminations	(163)	(155)	(150)
Net Sales			
Global Distribution and Value-Added Services	10,729	10,525	10,953
Global Specialty Products	1,314	1,212	1,145
Global Technology	630	602	549
Total Net Sales	$ 12,673	$ 12,339	$ 12,647

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Operating Income			
Global Distribution and Value-Added Services	$ 696	$ 665	$ 833
Global Specialty Products	178	175	192
Global Technology	152	142	125
Total Segment Operating Income	1,026	982	1,150
Corporate	(77)	(92)	(112)
Adjustments [(4)]	(328)	(275)	(291)
Total Operating Income	$ 621	$ 615	$ 747
Depreciation and Amortization			
Global Distribution and Value-Added Services	$ 141	$ 122	$ 112
Global Specialty Products	110	80	61
Global Technology	46	46	39
Total	$ 297	$ 248	$ 212

(1) Global Distribution and Value-Added Services: Includes distribution of infection-control products, handpieces, preventatives, impression materials, composites, anesthetics, teeth, gypsum, acrylics, articulators, abrasives, PPE products, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, dental chairs, delivery units and lights, digital dental laboratories, X-ray supplies and equipment, high-tech and digital restoration equipment, equipment repair services, financial services on a non-recourse basis, continuing education services for practitioners, consulting and other services. This segment also markets and sells under our own corporate brand, a portfolio of cost-effective, high-quality consumable merchandise.

(2) Global Specialty Products: Includes manufacturing, marketing and sales of dental implant and biomaterial products; and endodontic, orthodontic and orthopedic products and other health care-related products and services.

(3) Global Technology: Includes development and distribution of practice management software, e-services, and other products, which are distributed to health care providers.

(4) Adjustments represent items excluded from segment operating income to enable comparison of financial results between periods. The following table presents a breakdown of such adjustments:

(in millions, except share and per share data)

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Adjustments:			
Restructuring costs	$ (110)	$ (80)	$ (131)
Acquisition intangible amortization	(184)	(150)	(126)
Cyber incident-third-party advisory expenses, net of insurance	31	(11)	-
Changes in contingent consideration	(45)	-	-
Litigation settlements	(6)	-	-
Impairment of capitalized assets	(12)	(27)	-
Impairment of intangible assets	-	(7)	(34)
Costs associated with shareholder advisory matters	(2)	-	-
Total adjustments	$ (328)	$ (275)	$ (291)

The following table presents information about our operations by geographic area as of and for the years ended December 28, 2024, December 30, 2023 and December 31, 2022. Net sales by geographic area are based on the respective locations of our subsidiaries. No country, except for the United States, generated net sales greater than 10% of consolidated net sales. There were no material amounts of sales or transfers among geographic areas and there were no material amounts of export sales.

	2024		2023		2022	
	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets
United States	$ 8,803	$ 3,453	$ 8,641	$ 3,273	$ 9,197	$ 2,730
Other	3,870	2,281	3,698	2,341	3,450	1,417
Consolidated total	$ 12,673	$ 5,734	$ 12,339	$ 5,614	$ 12,647	$ 4,147

(in millions, except share and per share data)

Note 5 – Business Acquisitions

Our acquisition strategy is focused on investments in companies that add new customers and sales teams, increase our geographic footprint (whether entering a new country, such as emerging markets, or building scale where we have already invested in businesses), and finally, those that enable us to access new products and technologies.

Acquisition of TriMed

On April 1, 2024, we acquired a 60% voting equity interest in TriMed Inc. ("TriMed"), a global developer of solutions for the orthopedic treatment of lower and upper extremities, headquartered in California, for consideration of $315 million. This acquisition is reported in our Global Specialty Products segment. During the year ended December 28, 2024, we completed the accounting for this acquisition. The following table aggregates the final fair value, as of the date of the acquisition, of consideration paid and net assets acquired in the TriMed acquisition:

	Final Allocation
Acquisition consideration:	
Cash	$ 141
Deferred consideration	21
Redeemable noncontrolling interests	153
Total consideration	$ 315
Identifiable assets acquired and liabilities assumed:	
Current assets	$ 35
Intangible assets	221
Other noncurrent assets	10
Current liabilities	(7)
Deferred income taxes	(62)
Other noncurrent liabilities	(6)
Total identifiable net assets	191
Goodwill	124
Total net assets acquired	$ 315

Goodwill is a result of synergies that are expected to originate from the acquisition as well as the expected growth potential of TriMed. The acquired goodwill is not deductible for tax purposes.

The following table summarizes the identifiable intangible assets acquired as part of the acquisition of TriMed:

	2024	Weighted Average Useful Lives (in years)
Product development	$ 204	9
Trademarks / Tradenames	9	7
In process research & development	8	Not Applicable
Total	$ 221	

Except for in-process research and development ("IPR&D"), intangible assets acquired as a result of the TriMed acquisition are being amortized over their estimated useful lives using the straight-line method of amortization. The IPR&D is accounted for as an indefinite-lived intangible asset and is not amortized until completion or abandonment of the associated research and development efforts. IPR&D is tested for impairment annually or periodically if an indicator of impairment exists during the period until completion.

(in millions, except share and per share data)

Pro forma financial information and TriMed's revenue and earnings since the acquisition date have not been presented because the impact of the TriMed acquisition during the year ended December 28, 2024 was immaterial to our consolidated financial statements.

Other 2024 Acquisitions

During the year ended December 28, 2024, we acquired companies within the Global Distribution and Value-Added Services, Global Specialty Products, and Global Technology segments. Our acquired ownership interest in these companies range from 51% to 100%. Total consideration for these acquisitions was $113 million (including cash paid of $62 million, fair value of previously held equity investment of $30 million, noncontrolling interest of $18 million, estimated fair value of contingent consideration payable of $2 million, and deferred consideration of $1 million). Net assets acquired primarily consisted of $59 million of goodwill and $64 million of intangible assets. The intangible assets acquired consisted of customer relationships and lists of $33 million, trademarks and tradenames of $24 million, product development of $5 million and non-compete agreements of $2 million. Weighted average useful lives for these acquired intangible assets were 11 years, 7 years, 9 years and 5 years, respectively.

During the year ended December 28, 2024, we completed the accounting for certain acquisitions that occurred in fiscal year 2024 and we did not record any material measurement period adjustments related to these acquisitions. The accounting for other acquisitions in fiscal year 2024 has not been completed in several areas, including but not limited to pending assessment of current expected credit losses.

Goodwill is a result of the synergies and cross-selling opportunities that these acquisitions are expected to provide for us, as well as the expected growth potential. The majority of the acquired goodwill is not deductible for tax purposes.

During the year ended December 28, 2024, in connection with an acquisition of a controlling interest of an affiliate, we recognized a gain of approximately $19 million related to the remeasurement to fair value of our previously held equity investment, using a discounted cash flow model based on Level 3 inputs, as defined in Note 11 – Fair Value Measurements, which was recorded in selling, general and administrative in the consolidated statements of income.

The impact of these acquisitions, individually and in the aggregate, was not considered material to our consolidated financial statements.

(in millions, except share and per share data)

2023 Acquisitions

Acquisition of Shield Healthcare

On October 2, 2023, we acquired a 90% voting equity interest in Shield Healthcare, Inc. ("Shield"), a supplier of homecare medical products delivered directly to patients in their homes, for consideration of $348 million. This acquisition is reported in our Global Distribution and Value-Added Services segment. Shield expands our existing medical business by delivering a diverse range of products, including items such as incontinence, urology, ostomy, enteral nutrition, advanced wound care and diabetes supplies. Additionally, Shield offers continuous glucose monitoring devices directly to patients in their homes.

During the year ended December 28, 2024, we completed the accounting for our acquisition of Shield. The following table aggregates the final fair value, as of the date of the acquisition, of consideration paid and net assets acquired in the Shield acquisition:

	Final Allocation
Acquisition consideration:	
Cash	$ 289
Deferred consideration	22
Redeemable noncontrolling interests	37
Total consideration	$ 348
Identifiable assets acquired and liabilities assumed:	
Current assets	$ 41
Intangible assets	166
Other noncurrent assets	16
Current liabilities	(24)
Deferred income taxes	(43)
Other noncurrent liabilities	(7)
Total identifiable net assets	149
Goodwill	199
Total net assets acquired	$ 348

Goodwill is a result of synergies that are expected to originate from the acquisition as well as the expected growth potential of Shield. The acquired goodwill is not deductible for tax purposes.

The following table summarizes the identifiable intangible assets acquired as part of the acquisition of Shield:

	2023	Weighted Average Useful Lives (in years)
Customer relationships and lists	$ 156	12
Trademarks / Tradenames	10	5
Total	$ 166	

Pro forma financial information and Shield's revenue and earnings from the acquisition date have not been presented because the impact of the Shield acquisition was immaterial to our consolidated financial statements.

(in millions, except share and per share data)

Acquisition of S.I.N. Implant System

On July 5, 2023, we acquired a 100% voting equity interest in S.I.N. Implant System ("S.I.N.") for consideration of $329 million. This acquisition is reported in our Global Specialty Products segment. Based in São Paulo, S.I.N. manufactures an extensive line of products to perform dental implant procedures and is focused on advancing the development of value-priced dental implants. In 2023, S.I.N. expanded the distribution of its products into the United States and other international markets.

During the year ended December 28, 2024, we completed the accounting for our acquisition of S.I.N. The following table aggregates the final fair value, as of the date of acquisition, of consideration paid and net assets acquired in the S.I.N. acquisition:

	Final Allocation
Acquisition consideration:	
Cash	$ 329
Total consideration	$ 329
Identifiable assets acquired and liabilities assumed:	
Current assets	$ 73
Intangible assets	87
Other noncurrent assets	48
Current liabilities	(33)
Long-term debt	(22)
Deferred income taxes	(38)
Other noncurrent liabilities	(27)
Total identifiable net assets	88
Goodwill	241
Total net assets acquired	$ 329

Goodwill is a result of synergies that are expected to originate from the acquisition as well as the expected growth potential of S.I.N. The acquired goodwill is not deductible for tax purposes.

The following table summarizes the identifiable intangible assets acquired as part of the acquisition of S.I.N.:

	2023	Weighted Average Useful Lives (in years)
Customer relationships and lists	$ 38	7
Product development	36	8
Trademarks / Tradenames	13	10
Total	$ 87	

Pro forma financial information and S.I.N.'s revenue and earnings from the acquisition date have not been presented because the impact of the S.I.N. acquisition was immaterial to our consolidated financial statements.

(in millions, except share and per share data)

Acquisition of Biotech Dental

On April 5, 2023, we acquired a 57% voting equity interest in Biotech Dental, a provider of dental implants, clear aligners, individualized prosthetics and innovative digital dental software based in France, for preliminary consideration of $423 million. This acquisition is reported in our Global Specialty Products segment. Biotech Dental has several important solutions for dental practices and dental labs, including Nemotec, a comprehensive, integrated suite of planning and diagnostic software using open architecture that connects disparate medical devices to create a digital view of the patient, offering greater diagnostic accuracy and an improved patient experience.

During the year ended December 28, 2024, we completed the accounting for our acquisition of Biotech Dental. The following table aggregates the final fair value, as of the date of acquisition, of consideration paid and net assets acquired in the Biotech Dental acquisition:

	Final Allocation	
Acquisition consideration:		
Cash	$	216
Fair value of contributed equity share in a controlled subsidiary		25
Redeemable noncontrolling interests		182
Total consideration	$	423
Identifiable assets acquired and liabilities assumed:		
Current assets	$	74
Intangible assets		189
Other noncurrent assets		69
Current liabilities		(60)
Long-term debt		(73)
Deferred income taxes		(53)
Other noncurrent liabilities		(20)
Total identifiable net assets		126
Goodwill		297
Total net assets acquired	$	423

Goodwill is a result of synergies that are expected to originate from the acquisition as well as the expected growth potential of Biotech Dental. The acquired goodwill is not deductible for tax purposes.

The following table summarizes the identifiable intangible assets acquired as part of the acquisition of Biotech Dental:

	2023		Weighted Average Useful Lives (in years)
Product development	$	124	10
Customer relationships and lists		47	9
Trademarks / Tradenames		18	7
Total	$	189	

Pro forma financial information and Biotech's revenues and earnings from the acquisition date have not been presented because the impact of the Biotech Dental acquisition was immaterial to our consolidated financial statements.

(in millions, except share and per share data)

Other 2023 Acquisitions

During the year ended December 30, 2023, in addition to those noted above, we acquired companies within the Global Distribution and Value-Added Services, Global Specialty Products, and Global Technology segments for total consideration of $284 million. Our acquired ownership interest ranged between 51% to 100%. During the year ended December 28, 2024, we recorded an adjustment of $38 million, within selling, general and administrative in our consolidated statements of income, representing a change in the fair value of contingent consideration related to a 2023 acquisition.

During the year ended December 28, 2024, we completed the accounting for certain fiscal year 2023 acquisitions. In relation to these acquisitions, we did not record material adjustments in our consolidated financial statements relating to changes in estimated values of assets acquired, liabilities assumed and contingent consideration assets and liabilities.

Goodwill of $171 million from these acquisitions is a result of the synergies and cross-selling opportunities that these acquisitions are expected to provide for us, as well as the expected growth potential. The majority of the acquired goodwill is deductible for tax purposes. Intangible assets of $116 million, consisting of $79 million of customer relationships and lists, $8 million of trademarks and tradenames, $7 million of product development, and other of $22 million are being amortized over their weighted average useful lives that range from two years to ten years.

Pro forma financial information for our 2023 acquisitions has not been presented because the impact of the acquisitions was immaterial to our consolidated financial statements.

2022 Acquisitions

During the year ended December 31, 2022, we acquired companies within the Global Distribution and Value-Added Services, Global Specialty Products, and Global Technology segments. Our acquired ownership interest ranged between 55% to 100%. For the years ended December 30, 2023 and December 31, 2022, there were no material adjustments recorded in our financial statements relating to acquisitions for which provisional amounts were recorded in prior periods. During the year ended December 28, 2024, we recorded an adjustment of $7 million, within selling, general and administrative in our consolidated statements of income, representing a change in the fair value of contingent consideration related to a 2022 acquisition.

Goodwill of $86 million is a result of the synergies and cross-selling opportunities that these acquisitions are expected to provide for us, as well as the expected growth potential. Approximately half of the acquired goodwill is deductible for tax purposes. Intangible assets of $96 million, consisting of $81 million of customer relationships and lists, $9 million of trademarks and tradenames, and other of $6 million are being amortized over their weighted average useful lives that range from two years to ten years.

Pro forma financial information for our 2022 acquisitions has not been presented because the impact of the acquisitions was immaterial to our consolidated financial statements.

Acquisition Costs

During the years ended December 28, 2024, December 30, 2023 and December 31, 2022 we incurred $6 million, $22 million and $9 million in acquisition costs, respectively. These costs are included in selling, general and administrative in our consolidated statements of income.

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

Note 6 – Inventories, Net

Inventories, net consisted of the following as of:

Description	December 28, 2024	December 30, 2023
Finished goods	$ 1,710	$ 1,724
Raw materials	61	54
Work-in process	39	37
Inventories, net	$ 1,810	$ 1,815

Our inventory reserve was $132 million and $192 million as of December 28, 2024 and December 30, 2023, respectively.

Note 7 – Property and Equipment, Net

Property and equipment, including related estimated useful lives, consisted of the following as of:

	December 28, 2024	December 30, 2023
Land	$ 20	$ 21
Buildings and permanent improvements	164	166
Leasehold improvements	109	103
Machinery and warehouse equipment	257	250
Furniture, fixtures and other	128	130
Computer equipment and software	523	500
	1,201	1,170
Less accumulated depreciation and amortization	(670)	(672)
Property and equipment, net	$ 531	$ 498

	Estimated Useful Lives (in years)
Buildings and permanent improvements	40
Machinery and warehouse equipment	5-15
Furniture, fixtures and other	3-10
Computer equipment and software	3-10

Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the assets or the remaining lease term.

Property and equipment related depreciation expense for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, was $83 million, $70 million and $68 million, respectively. Please see Note 8 – Leases for finance lease amounts included in property and equipment, net within our consolidated balance sheets.

During the year ended December 30, 2023 we recorded a $27 million impairment of capitalized software, within our Global Distribution and Value-Added Services segment.

(in millions, except share and per share data)

Note 8 – Leases

We have operating and finance leases for corporate offices, office space, distribution and other facilities, vehicles and certain equipment. Our leases have remaining terms of less than one year to approximately 17 years, some of which may include options to extend the leases for up to 15 years. The components of lease expense were as follows:

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Operating lease cost:	$ 107	$ 99	$ 132
Variable lease cost	12	12	11
Short-term lease cost	11	10	7
Total operating lease cost (1)	130	121	150
Finance lease cost	4	5	3
Total lease cost	$ 134	$ 126	$ 153

(1) Total operating lease cost for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, included costs of $17 million, $11 million and $42 million, respectively, related to facility leases recorded in "Restructuring and integration costs" within our consolidated statements of income.

Further, for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we recognized a net impairment of operating lease right-of-use assets of $0 million, $3 million, and $3 million respectively, related to facility leases recorded in “Restructuring and integration costs” within our consolidated statement of income.

Supplemental balance sheet information related to leases is as follows:

	Years Ended	
	December 28, 2024	December 30, 2023
Operating Leases:		
Operating lease right-of-use assets	$ 293	$ 325
Current operating lease liabilities	75	80
Non-current operating lease liabilities	259	310
Total operating lease liabilities	$ 334	$ 390
Finance Leases:		
Property and equipment, at cost	$ 16	$ 18
Accumulated depreciation	(9)	(9)
Property and equipment, net of accumulated depreciation	$ 7	$ 9
Current maturities of long-term debt	$ 3	$ 4
Long-term debt	3	4
Total finance lease liabilities	$ 6	$ 8
Weighted Average Remaining Lease Term in Years:		
Operating leases	5.9	6.6
Finance leases	2.7	2.6
Weighted Average Discount Rate:		
Operating leases	4.2%	3.6%
Finance leases	4.4%	4.0%

(in millions, except share and per share data)

Supplemental cash flow information related to leases is as follows:

	Years Ended	
	December 28, 2024	December 30, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 94	$ 92
Financing cash flows for finance leases	4	5
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 76	$ 124
Finance leases	2	4

Maturities of lease liabilities are as follows:

	December 28, 2024	
	Operating Leases	Finance Leases
2025	$ 87	$ 3
2026	74	2
2027	56	1
2028	43	1
2029	37	-
Thereafter	81	-
Total future lease payments	378	7
Less imputed interest	44	1
Total	$ 334	$ 6

As of December 28, 2024, we have additional operating leases that have not yet commenced with total lease payments of $7 million for buildings and vehicles. These operating leases will commence after December 28, 2024, with lease terms of two years to five years.

Certain of our facilities related to our acquisitions are leased from employees and minority shareholders. These leases are classified as operating leases and have a remaining lease term ranging from less than a year to 13 years. As of December 28, 2024, current and non-current liabilities associated with related party operating leases were $6 million and $20 million, respectively. At December 28, 2024 related party leases represented 7.6% and 7.8% of the total current and non-current operating lease liabilities, respectively. As of December 30, 2023, current and non-current liabilities associated with related party operating leases were $5 million and $23 million, respectively. At December 30, 2023 related party leases represented 6.3% and 7.4% of the total current and non-current operating lease liabilities, respectively.

(in millions, except share and per share data)

Note 9 – Goodwill and Other Intangibles, Net

Changes in the carrying amounts of goodwill for the years ended December 28, 2024 and December 30, 2023 were as follows:

	Global Distribution and Value-Added Services	Global Specialty Products	Global Technology	Total
Balance as of December 31, 2022	$ 1,652	$ 481	$ 760	$ 2,893
Adjustments to goodwill:	-	-	-	
Acquisitions	338	578	29	945
Foreign currency translation	17	18	2	37
Balance as of December 30, 2023	2,007	1,077	791	3,875
Adjustments to goodwill:				
Acquisitions	41	107	-	148
Disposal	-	(11)	(2)	(13)
Foreign currency translation	(39)	(80)	(4)	(123)
Balance as of December 28, 2024	$ 2,009	$ 1,093	$ 785	$ 3,887

During the fourth quarter of our fiscal year ended December 28, 2024, we revised our segment structure to align with how our Chairman and Chief Executive Officer manages the business, assesses performance and allocates resources. Our revised reportable segments now consist of: (i) Global Distribution and Value-Added Services; (ii) Global Specialty Products; and (iii) Global Technology. Reporting units under the former structure were tested for impairment, and no impairment was identified. As a result of the realignment and the change in operating segments, we reallocated goodwill to each of our new reporting units using a relative fair value approach. Based on the impairment test under the new structure, it was determined that the fair values of our reporting units more likely than not exceeded their carrying values, resulting in no impairment. For both the former and new structure goodwill impairment tests as of September 30, 2024, the fair values of reporting units were computed using the methodology described in Note 1 – Basis of Presentation and Significant Accounting Policies.

In connection with our restructuring initiatives, during the year ended December 28, 2024, we recorded an $11 million impairment of goodwill in the Global Specialty Products segment, relating to the disposal of a portion of a business; such impairment was calculated based on the relative fair value of goodwill. For the year ended December 31, 2022, in connection with our restructuring initiatives, we recorded a $20 million impairment of goodwill, in the Global Specialty Products segment, relating to the disposal of an unprofitable business for which estimated fair value was lower than carrying value.

(in millions, except share and per share data)

Other intangible assets consisted of the following:

	December 28, 2024			
	Cost	Accumulated Amortization	Net	Weighted Average Remaining Life (in years)
Customer relationships and lists	$ 915	$ (356)	$ 559	10
Trademarks / Tradenames	188	(89)	99	8
Product development	403	(71)	332	9
Non-compete agreements	21	(6)	15	4
Other	28	(10)	18	15
Total	$ 1,555	$ (532)	$ 1,023	

	December 30, 2023			
	Cost	Accumulated Amortization	Net	Weighted Average Remaining Life (in years)
Customer relationships and lists	$ 984	$ (346)	$ 638	10
Trademarks / Tradenames	168	(69)	99	8
Product development	205	(62)	143	9
Non-compete agreements	21	(6)	15	5
Other	39	(18)	21	10
Total	$ 1,417	$ (501)	$ 916	

Trademarks, trade names, customer lists and customer relationships were established through business acquisitions and are amortized on a straight-line basis over their respective asset life. Non-compete agreements represent amounts paid primarily to prior owners of acquired businesses and certain sales persons, in exchange for placing restrictions on their ability to pose a competitive risk to us. Such amounts are amortized, on a straight-line basis over the respective non-compete period, which generally commences upon termination of employment or separation from us.

Amortization expense, excluding impairment charges, related to definite-lived intangible assets for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, was $185 million, $152 million and $126 million, respectively.

During the year ended December 28, 2024 we recorded $4 million of impairment charges related to businesses in our Global Distribution and Value-Added Services segment. It included $2 million of trade name impairment, calculated using the relative fair value related to a disposal of a business and $1 million related to trade name impairment due to business integration in connection with our restructuring initiatives. The remaining $1 million impairment charges related to trade names and non-compete agreements were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows.

During the year ended December 30, 2023 we recorded $19 million of impairment charges related to businesses in our Global Distribution and Value-Added Services segment, consisting of $7 million primarily related to customer lists and relationships attributable to lower than anticipated operating margins in certain businesses, and a $12 million charge related to the planned exit of a business in connection with our restructuring initiatives. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows.

During the year ended December 31, 2022 we recorded $49 million of impairment charges related to businesses in our Global Distribution and Value-Added Services segment, the components of which were a $15 million charge

(in millions, except share and per share data)

related to the disposal of an unprofitable business in connection with our restructuring initiatives and a $34 million charge related to customer lists and relationships attributable to customer attrition rates being higher than expected in certain other distribution and value-added services businesses. These impairment charges were calculated as the differences between the carrying values and the estimated fair values of the impaired intangible assets, using a discounted estimate of future cash flows.

Please see Note 16 – Plans of Restructuring and Integration Costs for additional details.

The above intangible asset impairment charges were recorded within selling, general and administrative expenses and in restructuring and integration charges in our consolidated statement of income.

The annual amortization expense expected to be recorded for existing intangibles assets for the years 2025 through 2029 is $168 million, $151 million, $139 million, $122 million and $108 million.

Note 10 – Investments and Other

Investments and other consisted of the following:

	December 28, 2024	December 30, 2023
Investments in unconsolidated affiliates	$ 170	$ 180
Non-current deferred foreign, state and local income taxes	47	38
Notes receivable (1)	63	44
Capitalized costs for software and cloud based applications for external use	90	95
Security deposits	4	4
Acquisition-related indemnification assets	39	46
Non-current pension assets	9	9
Non-current inventory	27	-
Other	52	55
Total	$ 501	$ 471

(1) Long-term notes receivable carry interest rates ranging from 3.0% to 11.0% and are due in varying installments through November 21, 2028.

Amortization expense, related to capitalized costs for software to be sold, leased or marketed to external users, and for cloud-based applications used to deliver our services, for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, was $29 million, $26 million and $18 million, respectively, and is included in the selling, general and administrative line within our consolidated statements of income.

During the year ended December 28, 2024 we recorded a $12 million impairment of capitalized software costs, within our Global Technology segment.

Note 11 – Fair Value Measurements

The following section describes the fair values of our financial instruments and the methodologies that we used to measure their fair values.

Investments and notes receivable

There are no quoted market prices available for investments in unconsolidated affiliates and notes receivable. Certain of our notes receivable contain variable interest rates. We believe the carrying amounts of the notes receivable are a reasonable estimate of fair value based on the interest rates in the applicable markets. Our notes receivable fair value is based on Level 3 inputs within the fair value hierarchy.

Debt

The fair value of our debt (including bank credit lines, current maturities of long-term debt and long-term debt) is based on Level 3 inputs within the fair value hierarchy, and as of December 28, 2024 and December 30, 2023 was estimated at $2,536 million and $2,351 million, respectively. Factors that we considered when estimating the fair value of our debt include market conditions, such as interest rates and credit spreads.

Derivative contracts

Derivative contracts are valued using quoted market prices and significant other observable inputs. Our derivative instruments primarily include foreign currency forward contracts, interest rate swaps, and total return swaps.

The fair values for the majority of our foreign currency derivative contracts are obtained by comparing our contract rate to a published forward price of the underlying market rates, which are based on market rates for comparable transactions that are classified within Level 2 of the fair value hierarchy.

The fair value of the interest rate swap, which is classified within Level 2 of the fair value hierarchy, is determined by comparing our contract rate to a forward market rate as of the valuation date.

The fair value of total return swaps is determined by valuing the underlying exchange traded funds of the swap using market-on-close pricing by industry providers as of the valuation date that are classified within Level 2 of the fair value hierarchy.

Redeemable noncontrolling interests

The values for redeemable noncontrolling interests are based on recent transactions and/or implied multiples of earnings that are classified within Level 3 of the fair value hierarchy. See Note 20 – Redeemable Noncontrolling Interests for additional information.

Intangible Assets

Assets measured on a non-recurring basis at fair value include intangibles. Inputs for measuring intangibles are classified as Level 3 within the fair value hierarchy. See Note 1 – Basis of Presentation and Significant Accounting Policies and Note 9 – Goodwill and Other Intangibles, Net for additional information.

Defined Benefit Plans

Assets of our defined benefit plans are measured on a recurring basis and are classified as Level 1 within the fair value hierarchy. See Note 19 – Employee Benefit Plans for additional information.

(in millions, except share and per share data)

Contingent Consideration

We estimate the fair value of contingent consideration payments as part of the acquisition price and record the estimated fair value of contingent consideration as a liability on our consolidated balance sheet. For transactions accounted for as business combinations, subsequent changes in the estimated fair value of contingent consideration payments are included in selling, general, and administrative expenses in our consolidated statements of income. For transactions involving changes in our ownership in subsidiaries without a change in our control, subsequent changes in the estimated fair value of contingent consideration payments are recognized in additional paid-in capital in our consolidated balance sheet. We measure contingent consideration at the fair value on a recurring basis using significant unobservable inputs classified as Level 3 of the fair value hierarchy. We use various valuation techniques, including the Monte Carlo simulation and probability-weighted scenarios, to determine the fair value of the contingent consideration liabilities on the acquisition date and at each reporting period. Our fair value measurement inputs include expected operating performance, discount and risk-free rates, and credit spread.

The following table presents our assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 28, 2024 and December 30, 2023:

	December 28, 2024			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Derivative contracts designated as hedges	$ -	$ 10	$ -	$ 10
Derivative contracts undesignated	-	7	-	7
Total assets	$ -	$ 17	$ -	$ 17
Liabilities:				
Derivative contracts designated as hedges	$ -	$ 5	$ -	$ 5
Derivative contracts undesignated	-	4	-	4
Total return swaps	-	3	-	3
Contingent consideration	-	-	30	30
Total liabilities	$ -	$ 12	$ 30	$ 42
Redeemable noncontrolling interests	$ -	$ -	$ 806	$ 806

	December 30, 2023			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Derivative contracts designated as hedges	$ -	$ 1	$ -	$ 1
Derivative contracts undesignated	-	1	-	1
Total return swap	-	4	-	4
Total assets	$ -	$ 6	$ -	$ 6
Liabilities:				
Derivative contracts designated as hedges	$ -	$ 18	$ -	$ 18
Derivative contracts undesignated	-	2	-	2
Total liabilities	$ -	$ 20	$ -	$ 20
Redeemable noncontrolling interests	$ -	$ -	$ 864	$ 864

(in millions, except share and per share data)

Note 12 – Concentrations of Risk

Certain financial instruments potentially subject us to concentrations of credit risk. These financial instruments consist primarily of cash equivalents, trade receivables, long-term investments, notes receivable and derivative instruments. In all cases, our maximum exposure to loss from credit risk equals the gross fair value of the financial instruments. We routinely maintain cash balances at financial institutions in excess of insured amounts. We have not experienced any loss in such accounts and we manage this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions. We continuously assess the need for reserves for such losses, which have been within our expectations. We do not require collateral or other security to support financial instruments subject to credit risk, except for long-term notes receivable.

We limit credit risk with respect to our cash equivalents, short-term and long-term investments and derivative instruments, by monitoring the credit worthiness of the financial institutions who are the counter-parties to such financial instruments. As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counterparties.

With respect to our trade receivables, credit risk is somewhat limited due to a relatively large customer base and its dispersion across different types of health care professionals and geographic areas. No single customer accounted for more than 2% of our net sales in each of the years ended December 28, 2024, December 30, 2023 or December 31, 2022. With respect to our sources of supply, our top 10 Global Distribution and Value-Added Services suppliers and our single largest supplier accounted for approximately 25% and 4%, respectively, of our aggregate purchases for the year ended December 28, 2024 and approximately 24% and 4%, respectively, of our aggregate purchases for the year ended December 30, 2023.

Our long-term notes receivable primarily represent strategic financing arrangements with certain affiliates. Generally, these notes are secured by certain assets of the counterparty; however, in most cases our security is subordinate to the rights of other commercial financial institutions. While we have exposure to credit loss in the event of non-performance by these counterparties, we conduct ongoing assessments of their financial and operational performance.

(in millions, except share and per share data)

Note 13 – Derivatives and Hedging Activities

We are exposed to market risks and changes in foreign currency exchange rates against the U.S. dollar and each other, and changes to the credit risk of the derivative counterparties. We attempt to minimize these risks using foreign currency forward contracts and by maintaining counter-party credit limits. Our hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that we enter are for the sole purpose of hedging an existing or anticipated currency exposure. We do not enter into foreign currency forward contracts for speculative purposes and we manage our credit risks by diversifying our counterparties, maintaining a strong balance sheet and having multiple sources of capital. Our derivative instruments primarily include foreign currency forward contracts, total return swaps, and interest rate swaps.

During 2019 we entered foreign currency forward contracts that we designated as net investment hedges to hedge a portion of our euro-denominated foreign operations. These net investment hedges offset changes in the U.S. dollar value of our investments in certain euro-functional currency subsidiaries due to fluctuating foreign exchange rates. Gains and losses related to these net investment hedges are recorded in accumulated other comprehensive loss within our consolidated balance sheets. Amounts excluded from the assessment of hedge effectiveness are included in interest expense within our consolidated statements of income. The aggregate notional value of these net investment hedges, which matured on November 16, 2023, was approximately €200 million. On November 3, 2023 we entered into new foreign currency forward contracts to hedge a portion of our euro-denominated foreign operations which are designated as net investment hedges. The aggregate notional value of this net investment hedge, which matures on November 3, 2028, is approximately €300 million. During the years ended December 28, 2024, December 30, 2023, and December 31, 2022, we recorded an increase/(decrease) of $10 million, $(32) million, and $9 million, respectively, within other comprehensive income related to these foreign currency forward contracts. See Note 11 – Fair Value Measurements for additional information.

On March 20, 2020, we entered a total return swap to economically hedge our unfunded non-qualified SERP and our DCP. This swap will offset changes in our SERP and DCP liabilities. At the swap's inception, the notional value of the investments in these plans was $43 million. At December 28, 2024, the notional value of the investments in these plans was $106 million. At December 28, 2024, the financing blended rate for this swap was based on the Secured Overnight Financing Rate ("SOFR") of 4.53% plus 0.61%, for a combined rate of 5.14%. For the years ended December 28, 2024, December 30, 2023, and December 31, 2022, we recorded within selling, general and administrative expenses in our consolidated statement of income, a gain (loss) of $8 million, 10 million, and $(17) million, respectively, net of transaction costs, related to this undesignated swap. See Note 19 – Employee Benefit Plans for additional information.

On July 11, 2023, we entered into interest rate swap agreements to hedge the cash flow of our variable rate $750 million floating debt term loan facility, with three years maturity, effectively changing the floating rate portion of our obligation to a fixed rate. Under the terms of the interest rate swap agreements, we receive variable interest payments based on the one-month Term SOFR rate and pay interest at a fixed rate. As of December 28, 2024, the notional value of the interest rate swap agreements was $713 million. For the years ended December 28, 2024 and December 30, 2023, we recorded, within accumulated other comprehensive loss within our consolidated balance sheets, a loss of $3 million and $10 million, respectively, related to the change in the fair value of these interest rate swap agreements, since we have designated these swap agreements as cash flow hedges.

Fluctuations in the value of certain foreign currencies as compared to the U.S. dollar may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars. Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. We purchase short-term (i.e., generally 18 months or less) foreign currency forward contracts to protect against currency

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to our foreign suppliers. We do not hedge the translation of foreign currency profits into U.S. dollars, as we consider foreign currency translation to be an accounting exposure, not an economic exposure. Amounts related to our hedging activities are recorded in prepaid expenses and other and/or accrued expenses: other within our consolidated balance sheets.

The following table summarizes the terms and fair value of our outstanding derivative financial instruments as of December 28, 2024 and December 30, 2023:

| | **December 28, 2024** | | | |
	Notional Amount	**Classification**	**Fair Value**	**Maturity Date**
Derivatives used in cash flow hedges:				
Foreign currency forward contracts	$ 84	Prepaid expenses and other	$ -	October 30, 2025
Interest rate swaps	713	Accrued expenses, other	(3)	July 13, 2026
Derivatives used in net investment hedges:				
Foreign currency forward contracts	336	Prepaid expenses and other	9	November 3, 2028
Undesignated hedging relationships:				
Total return swaps	106	Accrued expenses, other	(3)	December 30, 2024
Total	$ 1,239		$ 3	

| | **December 30, 2023** | | | |
	Notional Amount	**Classification**	**Fair Value**	**Maturity Date**
Derivatives used in cash flow hedges:				
Foreign currency forward contracts	$ 102	Accrued expenses, other	$ (1)	November 21, 2024
Interest rate swaps	741	Accrued expenses, other	(10)	July 13, 2026
Derivatives used in net investment hedges:				
Foreign currency forward contracts	352	Accrued expenses, other	(6)	November 3, 2028
Undesignated hedging relationships:				
Total return swaps	96	Prepaid expenses and other	4	January 3, 2024
Total	$ 1,291		$ (13)	

The following table summarizes the effect of cash flow hedges and net investment hedges on our consolidated statements of income for the years ended December 28, 2024, December 30, 2023 and December 31, 2022:

| | **Years Ended** | | |
	December 28, 2024	**December 30, 2023**	**December 31, 2022**
Derivatives used in cash flow hedges:			
Foreign currency forward contracts	$ -	$ (1)	$ -
Interest rate swaps	6	(7)	-
Derivatives used in net investment hedges:			
Foreign currency forward contracts	7	(10)	7
Total	$ 13	$ (18)	$ 7

The amount of gains or losses reclassified from accumulated other comprehensive loss into income were not material for the years ended December 28, 2024, December 30, 2023, and December 31, 2022.

(in millions, except share and per share data)

Note 14 – Debt

Bank Credit Lines

Bank credit lines consisted of the following:

	December 28, 2024	December 30, 2023
Revolving credit agreement	$ -	$ 200
Other short-term bank credit lines	650	64
Total	$ 650	$ 264

Revolving Credit Agreement

On August 20, 2021, we entered into a $1.0 billion revolving credit agreement (the "Revolving Credit Agreement") which was subsequently amended and restated on July 11, 2023 to extend the maturity date to July 11, 2028 and update the interest rate provisions to reflect the current market approach for a multicurrency facility. The interest rate on this revolving credit facility is based on Term Secured Overnight Financing Rate ("Term SOFR") plus a spread based on our leverage ratio at the end of each financial reporting quarter. As of December 28, 2024 the interest rate on this revolving credit facility was 4.45% plus 1.18% for a combined rate of 5.63%. As of December 30, 2023 the interest rate on this revolving credit facility was 5.36% plus 1.00% for a combined rate of 6.36%.

The Revolving Credit Agreement requires, among other things, that we maintain certain maximum leverage ratios. Additionally, the Revolving Credit Agreement contains customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions, on liens, indebtedness, significant corporate changes (including mergers), dispositions and certain restrictive agreements. As of December 28, 2024 and December 30, 2023, we had $0 million and $200 million in borrowings, respectively, under this revolving credit facility. During the year ended December 28, 2024, the average outstanding balance under the Revolving Credit Agreement was approximately $50 million. As of December 28, 2024 and December 30, 2023, there were $11 million and $10 million of letters of credit, respectively, provided to third parties under the Revolving Credit Agreement.

Other Short-Term Bank Credit Lines

As of December 28, 2024 and December 30, 2023, we had various other short-term bank credit lines available, in various currencies, with a maximum borrowing capacity of $790 million and $368 million, respectively. As of December 28, 2024 and December 30, 2023, $650 million and $64 million, respectively, were outstanding. During the year ended December 28, 2024, the average outstanding balances under our various other short-term bank credit lines was approximately $492 million. As of December 28, 2024 and December 30, 2023, borrowings under other short-term bank credit lines had weighted average interest rates of 5.35% and 6.02%, respectively.

(in millions, except share and per share data)

Long-term debt

Long-term debt consisted of the following:

	December 28, 2024	December 30, 2023
Private placement facilities	$ 975	$ 1,074
Term loan	712	741
U.S. trade accounts receivable securitization	150	210
Various collateralized and uncollateralized loans payable with interest, in varying installments through 2031 at interest rates from 0.00% to 9.42% at December 28, 2024 and from 0.00% to 9.42% at December 30, 2023	43	54
Finance lease obligations	6	8
Total	1,886	2,087
Less current maturities	(56)	(150)
Total long-term debt	$ 1,830	$ 1,937

As of December 28, 2024, the aggregate amounts of long-term debt, including finance lease obligations and net of deferred debt issuance costs, maturing in each of the next five years and thereafter are as follows:

2025	$ 56
2026	690
2027	257
2028	180
2029	102
Thereafter	601
Total	$ 1,886

Private Placement Facilities

Our private placement facilities provided by four insurance companies have a total facility amount of $1.5 billion, and are available on an uncommitted basis at fixed rate economic terms to be agreed upon at the time of issuance, from time to time through October 20, 2026. The facilities allow us to issue senior promissory notes to the lenders at a fixed rate based on an agreed upon spread over applicable treasury notes at the time of issuance. The term of each possible issuance will be selected by us and can range from five to 15 years (with an average life no longer than 12 years). The proceeds of any issuances under the facilities will be used for general corporate purposes, including working capital and capital expenditures, to refinance existing indebtedness, and/or to fund potential acquisitions. The agreements provide, among other things, that we maintain certain maximum leverage ratios, and contain restrictions relating to subsidiary indebtedness, liens, affiliate transactions, disposal of assets and certain changes in ownership. These facilities contain make-whole provisions in the event that we pay off the facilities prior to the applicable due dates.

(in millions, except share and per share data)

The components of our private placement facility borrowings as of December 28, 2024, which have a weighted average interest rate of 3.70% are presented in the following table:

Date of Borrowing	Amount of Borrowing Outstanding	Borrowing Rate	Due Date
June 16, 2017	$ 100	3.42%	June 16, 2027
September 15, 2017	100	3.52	September 15, 2029
January 2, 2018	100	3.32	January 2, 2028
September 2, 2020	100	2.35	September 2, 2030
June 2, 2021	100	2.48	June 2, 2031
June 2, 2021	100	2.58	June 2, 2033
May 4, 2023	75	4.79	May 4, 2028
May 4, 2023	75	4.84	May 4, 2030
May 4, 2023	75	4.96	May 4, 2033
May 4, 2023	150	4.94	May 4, 2033
Total	$ 975		

The components of our private placement facility borrowings as of December 30, 2023, which have a weighted average interest rate of 3.65% are presented in the following table:

Date of Borrowing	Amount of Borrowing Outstanding	Borrowing Rate	Due Date
January 20, 2012	$ 50	3.45%	January 20, 2024
December 24, 2012	50	3.00	December 24, 2024
June 16, 2017	100	3.42	June 16, 2027
September 15, 2017	100	3.52	September 15, 2029
January 2, 2018	100	3.32	January 2, 2028
September 2, 2020	100	2.35	September 2, 2030
June 2, 2021	100	2.48	June 2, 2031
June 2, 2021	100	2.58	June 2, 2033
May 4, 2023	75	4.79	May 4, 2028
May 4, 2023	75	4.84	May 4, 2030
May 4, 2023	75	4.96	May 4, 2033
May 4, 2023	150	4.94	May 4, 2033
Less: Deferred debt issuance costs	(1)		
Total	$ 1,074		

(in millions, except share and per share data)

Term Loan

On July 11, 2023, we entered into a three-year $750 million term loan credit agreement (the "Term Credit Agreement"). The interest rate on this term loan is based on the Term SOFR plus a spread based on our leverage ratio at the end of each financial reporting quarter. This term loan matures on July 11, 2026. We are required to make quarterly payments of $9 million from September 2024 through June 2026, with the remaining balance due in July 2026. Previously, we had been required to make quarterly payments of $5 million from September 2023 through June 2024. As of December 28, 2024, the borrowings outstanding under this term loan were $712 million. At December 28, 2024, the interest rate under the Term Credit Agreement was 4.45% plus 1.60% for a combined rate of 6.05%. As of December 30, 2023, the borrowings outstanding under this term loan were $741 million. At December 30, 2023, the interest rate under the Term Credit Agreement was 5.36% plus 1.35% for a combined rate of 6.71%. However, we have a hedge in place that ultimately creates an effective fixed rate of 6.04% and 5.79% at December 28, 2024 and December 30, 2023, respectively. The Term Credit Agreement requires, among other things, that we maintain certain maximum leverage ratios. Additionally, the Term Credit Agreement contains customary representations, warranties and affirmative covenants as well as customary negative covenants, subject to negotiated exceptions, on liens, indebtedness, significant corporate changes (including mergers), dispositions and certain restrictive agreements.

U.S. Trade Accounts Receivable Securitization

We have a facility agreement based on our U.S. trade accounts receivable that is structured as an asset-backed securitization program with pricing committed for up to three years. On December 6, 2024, we extended the expiration date of this facility agreement to December 6, 2027 (the previous maturity date was December 15, 2025). This facility agreement has a purchase limit of $450 million with two banks as agents.

As of December 28, 2024 and December 30, 2023, the borrowings outstanding under this securitization facility were $150 million and $210 million, respectively. At December 28, 2024, the interest rate on borrowings under this facility was based on the asset-backed commercial paper rate of 4.73% plus 0.75%, for a combined rate of 5.48%. At December 30, 2023, the interest rate on borrowings under this facility was based on the asset-backed commercial paper rate of 5.67% plus 0.75%, for a combined rate of 6.42%.

If our accounts receivable collection pattern changes due to customers either paying late or not making payments, our ability to borrow under this facility may be reduced.

We are required to pay a commitment fee of 30 to 35 basis points depending upon program utilization.

(in millions, except share and per share data)

Note 15 – Income Taxes

Income before taxes and equity in earnings of affiliates was as follows:

	Years ended		
	December 28, 2024	**December 30, 2023**	**December 31, 2022**
Domestic	$ 338	$ 424	$ 506
Foreign	175	118	215
Total	$ 513	$ 542	$ 721

The provisions for income taxes were as follows:

	Years ended		
	December 28, 2024	**December 30, 2023**	**December 31, 2022**
Current income tax expense:			
U.S. Federal	$ 100	$ 72	$ 150
State and local	33	28	49
Foreign	56	40	44
Total current	189	140	243
Deferred income tax expense (benefit):			
U.S. Federal	(29)	9	(48)
State and local	(12)	(3)	(13)
Foreign	(20)	(26)	(12)
Total deferred	(61)	(20)	(73)
Total provision	$ 128	$ 120	$ 170

(in millions, except share and per share data)

The tax effects of temporary differences that give rise to our deferred income tax asset (liability) were as follows:

	Years Ended	
	December 28, 2024	**December 30, 2023**
Deferred income tax asset:		
Net operating losses	$ 91	$ 90
Other carryforwards	37	34
Inventory, premium coupon redemptions and accounts receivable valuation allowances	37	44
Operating lease liability	76	80
Capitalization of research and development costs	27	15
Other asset	49	51
Total deferred income tax asset	317	314
Valuation allowance for deferred tax assets (1)	(38)	(36)
Net deferred income tax asset	279	278
Deferred income tax liability		
Intangibles amortization	(260)	(219)
Operating lease right-of-use asset	(67)	(65)
Property and equipment	(7)	(10)
Total deferred tax liability	(334)	(294)
Net deferred income tax asset (liability)	$ (55)	$ (16)

(1) Primarily relates to operating losses, the benefits of which are uncertain. Any future reductions of such valuation allowances will be reflected as a reduction of income tax expense.

The assessment of the amount of value assigned to our deferred tax assets under the applicable accounting rules is judgmental. We are required to consider all available positive and negative evidence in evaluating the likelihood that we will be able to realize the benefit of our deferred tax assets in the future. Such evidence includes reversals of deferred tax liabilities and projected future taxable income. Since this evaluation requires consideration of events that may occur some years into the future, there is an element of judgment involved. Realization of our deferred tax assets is dependent on generating sufficient taxable income in future periods. We believe that it is more likely than not that future taxable income will be sufficient to allow us to recover substantially all of the value assigned to our deferred tax assets. However, if future events cause us to conclude that it is not more likely than not that we will be able to recover the value assigned to our deferred tax assets, we will be required to adjust our valuation allowance accordingly.

As of December 28, 2024, we had federal, state and foreign net operating loss carryforwards of approximately $57 million, $45 million and $333 million, respectively. The federal, state and foreign net operating loss carryforwards will begin to expire in various years from 2025 through 2044. The amounts of federal, state and foreign net operating losses that can be carried-forward indefinitely are $57 million, $16 million and $311 million, respectively.

(in millions, except share and per share data)

The tax provisions differ from the amount computed using the federal statutory income tax rate as follows:

	Years ended		
	December 28, 2024	**December 30, 2023**	**December 31, 2022**
Income tax provision at federal statutory rate	$ 108	$ 114	$ 151
State income tax provision, net of federal income tax effect	11	15	20
Foreign income tax provision	10	5	4
Pass-through noncontrolling interest	1	(8)	(4)
Valuation allowance	6	(3)	(2)
Unrecognized tax benefits and audit settlements	5	9	11
Interest expense related to loans	(14)	(13)	(12)
Effect of cross border tax laws	12	7	6
Other	(11)	(6)	(4)
Total income tax provision	$ 128	$ 120	$ 170

For the year ended December 28, 2024 our effective tax rate was 24.9%, compared to 22.1% for the prior year period. In 2022, our effective tax rate was 23.5%. The difference between our effective tax rate and the federal statutory tax rate is primarily due to state and foreign income taxes and interest expense.

On December 22, 2017, the U.S. government passed the Tax Cuts and Jobs Act, which requires U.S. companies to pay a mandatory one-time transition tax on historical offshore earnings that have not been repatriated to the U.S. The transition tax is payable over eight years. Within our consolidated balance sheets, transition tax of $24 million and $11 million were included in accrued taxes for 2024 and 2023, respectively, and $24 million was included in other liabilities for 2023.

Due to the one-time transition tax and the imposition of the GILTI provisions, all previously unremitted earnings will no longer be subject to U.S. federal income tax; however, there could be U.S., state and/or foreign withholding taxes upon distribution of such unremitted earnings. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable.

The Organization of Economic Co-Operation and Development (OECD) issued technical and administrative guidance on Pillar Two rules in December 2021, which provides for a global minimum tax rate on the earnings of large multinational businesses on a country-by-country basis. Effective January 1, 2024, the minimum global tax rate is 15% for various jurisdictions pursuant to the Pillar Two rules. Future tax reform resulting from these developments may result in changes to long-standing tax principles, which may adversely impact our effective tax rate going forward or result in higher cash tax liabilities. As of December 28, 2024, the impact of the Pillar Two rules to our financial statements was immaterial.

ASC Topic 740 prescribes the accounting for uncertainty in income taxes recognized in accordance with other provisions contained within its guidance. This topic prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect of certain tax matters.

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

The total amount of unrecognized tax benefits, which are included in "other liabilities" within our consolidated balance sheets, as of December 28, 2024 and December 30, 2023 was $108 million and $115 million, respectively, of which $100 million and $107 million, respectively, would affect the effective tax rate if recognized. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, which may result in a material impact on our consolidated statements of income.

All tax returns audited by the IRS are officially closed through 2020. The tax years subject to examination by the IRS include years 2021 and forward. In addition, limited positions reported in the 2017 tax year are subject to IRS examination.

The amount of tax interest expense included as a component of the provision for taxes was $2 million, $4 million and $0 million in 2024, 2023 and 2022, respectively. The total amount of accrued interest is included in other liabilities within our consolidated balance sheets, and was $18 million as of December 28, 2024 and $16 million as of December 30, 2023. The amount of penalties accrued for during the periods presented was not material to our consolidated financial statements.

The following table provides a reconciliation of unrecognized tax benefits:

	December 28, 2024	December 30, 2023	December 31, 2022
Balance, beginning of period	$ 98	$ 82	$ 71
Additions based on current year tax positions	5	9	14
Additions based on prior year tax positions	10	26	8
Reductions based on prior year tax positions	(14)	(2)	-
Reductions resulting from settlements with taxing authorities	-	(3)	(1)
Reductions resulting from lapse in statutes of limitations	(10)	(14)	(10)
Balance, end of period	$ 89	$ 98	$ 82

(in millions, except share and per share data)

Note 16 – Plans of Restructuring and Integration Costs

On August 6, 2024, we committed to a new restructuring plan (the "2024 Plan") to integrate recent acquisitions, right-size operations and further increase efficiencies. During the year ended December 28, 2024, we recorded restructuring charges associated with the 2024 Plan of $73 million, which primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets and fixed assets, impairment of intangible assets related to the disposal of a portion of a business and other exit costs. We expect to record restructuring charges associated with the 2024 Plan in 2025; however an estimate of the amount of these charges has not yet been determined.

During the year ended December 28, 2024, in connection with the 2024 Plan, we recorded an impairment of goodwill and intangible assets of $13 million related to the disposal of a portion of a business. This impairment is included in the $73 million of restructuring charges discussed above and related to the Global Specialty Products segment.

On August 1, 2022, we committed to a restructuring plan (the "2022 Plan") focused on funding the priorities of the BOLD+1 strategic plan, streamlining operations and other initiatives to increase efficiency. The 2022 Plan has been completed as of July 31, 2024. During the years ended December 28, 2024, December 30, 2023, and December 31, 2022, in connection with our 2022 Plan, we recorded restructuring costs of $37 million, $80 million, and $128 million, respectively. The restructuring costs for these periods primarily related to severance and employee-related costs, accelerated amortization of right-of-use lease assets and fixed assets, impairment of intangible assets related to disposal of a U.S. business, and other exit costs.

During the year ended December 30, 2023, in connection with the 2022 Plan, we recorded an impairment of an intangible asset of $12 million related to disposal of a U.S. business. This impairment is included in the $80 million of restructuring costs discussed above and related to the Global Specialty Products segment. The disposal was completed during the first quarter of 2024.

During the year ended December 31, 2022, in connection with the 2022 Plan, we vacated one of the buildings at our corporate headquarters in Melville, New York, which resulted in an accelerated amortization of a right-of-use lease asset of $34 million. We also initiated the disposal of a non-profitable U.S. business within the Global Specialty Products segment and recorded related costs of $49 million, which primarily consisted of impairment of intangible assets and goodwill, inventory impairment, and severance and employee-related costs, which are included in the Global Specialty Products segment. These costs are included in the $128 million of restructuring charges discussed above. The disposal was completed during the first quarter of 2023.

On August 26, 2022, we acquired Midway Dental Supply. In connection with this acquisition, during the year ended December 31, 2022, we recorded integration costs of $3 million related to one-time employee and other costs, as well as restructuring charges of $9 million, which are included in the $128 million of restructuring charges discussed above. The integration and restructuring costs related to Midway Dental Supply are recorded in the Global Distribution and Value-Added Services segment.

(in millions, except share and per share data)

Restructuring and integration costs recorded during our 2024, 2023 and 2022 fiscal years consisted of the following:

	Year Ended December 28, 2024					
	Global Distribution and Value-Added Services		Global Specialty Products	Global Technology	Corporate	
	Restructuring Costs	Integration Costs	Restructuring Costs			Total
2024 Plan						
Severance and employee-related costs	$ 31	$ -	$ 5	$ 6	$ 2	$ 44
Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	5	-	3	4	-	12
Exit and other related costs	2	-	-	-	-	2
Loss on disposal of a business	-	-	15	-	-	15
Restructuring and integration costs-2024 Plan	$ 38	$ -	$ 23	$ 10	$ 2	$ 73
2022 Plan						
Severance and employee-related costs	$ 18	$ -	$ 5	$ 1	$ -	$ 24
Accelerated depreciation and amortization	10	-	-	-	(3)	7
Exit and other related costs	2	-	2	-	2	6
Restructuring and integration costs-2022 Plan	$ 30	$ -	$ 7	$ 1	$ (1)	$ 37
Total restructuring and integration costs	$ 68	$ -	$ 30	$ 11	$ 1	$ 110

	Year Ended December 30, 2023					
	Global Distribution and Value-Added Services		Global Specialty Products	Global Technology	Corporate	
	Restructuring Costs	Integration Costs	Restructuring Costs			Total
2022 Plan						
Severance and employee-related costs	$ 29	$ -	$ 5	$ 5	$ 7	$ 46
Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	13	-	-	2	-	15
Exit and other related costs	3	-	1	-	2	6
Loss on disposal of a business	-	-	13	-	-	13
Total restructuring and integration costs	$ 45	$ -	$ 19	$ 7	$ 9	$ 80

(in millions, except share and per share data)

	Year Ended December 31, 2022					
	Global Distribution and Value-Added Services		Global Specialty Products	Global Technology	Corporate	
	Restructuring Costs	Integration Costs	Restructuring Costs			Total
2022 Plan						
Severance and employee-related costs	$ 21	$ -	$ 3	$ 3	$ 2	$ 29
Impairment and accelerated depreciation and amortization of right-of-use lease assets and other long-lived assets	11	-	-	-	36	47
Exit and other related costs	2	-	-	-	1	3
Loss on disposal of a business	-	-	49	-	-	49
Integration employee-related and other costs	-	3	-	-	-	3
Total restructuring and integration costs	$ 34	$ 3	$ 52	$ 3	$ 39	$ 131

The following table summarizes, by plan year, the activity related to the liabilities associated with our restructuring initiatives under the 2022 Plan and the 2024 Plan for the year ended December 28, 2024. The remaining accrued balance of restructuring costs as of December 28, 2024, which primarily relates to severance and employee-related costs, is included in accrued expenses: other within our consolidated balance sheets. Liabilities related to exited leased facilities are recorded within our current and non-current operating lease liabilities within our consolidated balance sheets.

	2022 Plan	2024 Plan	Total
Balance, December 31, 2022	$ 24	$ -	$ 24
Restructuring costs	80	-	80
Non-cash accelerated depreciation and amortization	(15)	-	(15)
Non-cash impairment on disposal of a business	(12)	-	(12)
Cash payments and other adjustments	(54)	-	(54)
Balance, December 30, 2023	23	-	23
Restructuring costs	37	73	110
Non-cash accelerated depreciation and amortization	(7)	(12)	(19)
Non-cash impairment on disposal of a business	-	(13)	(13)
Cash payments and other adjustments	(41)	(20)	(61)
Balance, December 28, 2024	$ 12	$ 28	$ 40

(in millions, except share and per share data)

Note 17 – Commitments and Contingencies

Purchase Commitments

In our Global Distribution and Value-Added Services business, we sometimes enter into long-term purchase commitments to ensure the availability of products for distribution. Future minimum annual payments for inventory purchase commitments as of December 28, 2024 were:

2025	$	9
2026		5
2027		-
2028		-
2029		-
Thereafter		-
Total minimum inventory purchase commitment payments	$	14

Employment, Consulting and Non-Compete Agreements

We have employment, consulting and non-compete agreements that have varying base aggregate annual payments for the years 2025 through 2029 and thereafter of approximately $20 million, $4 million, $0 million, $0 million, $0 million, and $0 million, respectively. We also have lifetime consulting agreements that provide for current compensation of four-hundred thousand dollars per year, with small scheduled increases every fifth year with the next increase in 2027. In addition, some agreements have provisions for additional incentives and compensation.

Legal Proceedings

Henry Schein, Inc. has been named as a defendant in multiple opioid related lawsuits (currently less than one-hundred and seventy-five (175); one or more of Henry Schein, Inc.'s subsidiaries is also named as a defendant in a number of those cases). Generally, the lawsuits allege that the manufacturers of prescription opioid drugs engaged in a false advertising campaign to expand the market for such drugs and their own market share and that the entities in the supply chain (including Henry Schein, Inc. and its subsidiaries) reaped financial rewards by refusing or otherwise failing to monitor appropriately and restrict the improper distribution of those drugs. These actions consist of some that have been consolidated within the MultiDistrict Litigation ("MDL") proceeding In Re National Prescription Opiate Litigation (MDL No. 2804; Case No. 17-md-2804) and are currently stayed, and others which remain pending in state courts and are proceeding independently and outside of the MDL. On January 29, 2025, the court granted our motion for summary judgment in the action filed by Mobile County Board of Health, et al. in Alabama state court and dismissed all claims against Henry Schein with prejudice. We have settled the action filed by DCH Health Care Authority, et al. in Alabama state court (thirty-four plaintiffs) for an immaterial amount and the claims against Henry Schein have been dismissed with prejudice. We have also settled forty-four cases (plus one case in which we were not yet named a defendant) filed by plaintiffs represented by the Napoli Shkolnik PLLC law firm for an immaterial amount. Stipulations of Discontinuance with Prejudice in those cases are pending. At this time, the following case is set for trial: the action filed by Florida Health Sciences Center, Inc. (and 25 other hospitals located throughout the State of Florida) in Florida state court, which is currently scheduled for a jury trial in September 2025. Of Henry Schein's 2024 net sales of approximately $12.7 billion, sales of opioids represented less than four-tenths of 1 percent. Opioids represent a negligible part of our business. We intend to defend ourselves vigorously against these actions.

On January 18, 2024, a putative class action was filed against the Company in the U.S. District Court for the Eastern District of New York ("EDNY"), Case No. 24-cv-387 (the "Cruz-Bermudez Action"), based on the October 2023 cyber incident described in Note 3 – Cyber Incident. On January 26, 2024, a second putative class

(in millions, except share and per share data)

action was filed against the Company based on the cyber incident, also in the EDNY, Case No. 24-cv-550 (the “Depperschmidt Action”). On February 12, 2024, the Depperschmidt Action was voluntarily dismissed without prejudice. On February 16, 2024, an amended complaint was filed in the Cruz-Bermudez Action with additional plaintiffs’ counsel from the Depperschmidt Action and an additional new plaintiff.

Plaintiffs in the Cruz-Bermudez Action seek to represent a class of all individuals whose personally identifying information and personal health information was compromised by the incident. Plaintiffs generally claim to have been harmed by alleged actions and/or omissions by the Company in connection with the incident and that the Company made deceptive public statements regarding privacy and data protection. Plaintiffs assert a variety of claims seeking monetary damages, injunctive relief, costs and attorneys’ fees, and other related relief. On March 22, 2024, plaintiffs voluntarily withdrew two of their five causes of action. On April 8, 2024, the court denied the Company’s motion to dismiss the remaining claims.

On June 6, 2024, plaintiffs and the Company informed the court that they had agreed to a term sheet for a class action settlement of the Cruz-Bermudez Action. Plaintiffs and the Company entered into a class action settlement agreement on September 13, 2024, and the court preliminarily approved the settlement on September 16, 2024. Under the terms of the settlement, all claims in the Cruz-Bermudez Action will be dismissed, the Cruz-Bermudez Action will be terminated, the Company will receive a release of claims from the class, and the Company will pay $2.9 million into a fund for class members. The court has approved the settlement and entered the final approval order on February 20, 2025. The settlement agreement’s effective date is 35 days after the final approval order assuming no appeals have been filed.

From time to time, we may become a party to other legal proceedings, including, without limitation, product liability claims, employment matters, commercial disputes, governmental inquiries and investigations (which may in some cases involve our entering into settlement arrangements or consent decrees), and other matters arising out of the ordinary course of our business. While the results of any legal proceeding cannot be predicted with certainty, in our opinion none of these other pending matters are currently anticipated to have a material adverse effect on our consolidated financial position, liquidity or results of operations.

As of December 28, 2024, we had accrued our best estimate of potential losses relating to claims that were probable to result in liability and for which we were able to reasonably estimate a loss. This accrued amount, as well as related expenses, was not material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other factors, including probable recoveries from third parties.

(in millions, except share and per share data)

Note 18 – Stock-Based Compensation

Stock-based awards are provided to certain employees under our 2024 Stock Incentive Plan (formerly known as our 2020 Stock Incentive Plan) and to non-employee directors under our 2023 Non-Employee Director Stock Incentive Plan (together, the "Plans"). The Plans are administered by the Compensation Committee of the Board (the "Compensation Committee"). Historically, equity-based awards to our employees have been granted solely in the form of time-based and performance-based restricted stock units ("RSUs") with the exception of our 2021 plan year in which non-qualified stock options were issued in place of performance-based RSUs and in 2022, when we granted time-based and performance-based RSUs, as well as non-qualified stock options. Starting with our 2023 plan year, we returned to granting our employees equity-based awards solely in the form of time-based and performance-based RSUs. Our non-employee directors receive equity-based awards solely in the form of time-based RSUs.

As of December 28, 2024, there were 75,742,657 shares authorized and 9,973,475 shares available to be granted under the 2024 Stock Incentive Plan and 2,075,000 shares authorized and 361,724 shares available to be granted under the 2023 Non-Employee Director Stock Incentive Plan.

RSUs are stock-based awards granted to recipients with specified vesting provisions. In the case of RSUs, common stock is delivered on or following satisfaction of vesting conditions. We issue RSUs to employees that primarily vest (i) solely based on the recipient's continued service over time, primarily with four-year cliff vesting and/or (ii) based on achieving specified performance measurements and the recipient's continued service over time, primarily with three-year cliff vesting. RSUs granted to our non-employee directors primarily include 12-month cliff vesting. For these RSUs, we recognize the cost as compensation expense on a straight-line basis.

For all RSUs, we estimate the fair value based on our closing stock price on the grant date. With respect to performance-based RSUs, the number of shares that ultimately vest and are received by the recipient is based upon our performance as measured against specified targets over a specified period, as determined by the Compensation Committee. Although there is no guarantee that performance targets will be achieved, we estimate the fair value of performance-based RSUs based on our closing stock price at time of grant.

Each of the Plans provide for certain adjustments to the performance measurement in connection with awards under the Plans. With respect to the performance-based RSUs granted under our 2024 Stock Incentive Plan, such performance measurement adjustments relate to significant events, including, without limitation, acquisitions, divestitures, new business ventures, certain capital transactions (including share repurchases), differences in budgeted average outstanding shares (other than those resulting from capital transactions referred to above), restructuring costs, if any, amortization expense recorded for acquisition-related intangible assets (solely with respect to performance-based RSUs granted in the 2023 and 2024 plan years), certain litigation settlements or payments, if any, changes in accounting principles or in applicable laws or regulations, changes in income tax rates in certain markets, foreign exchange fluctuations, the financial impact either positive or negative, of the difference in projected earnings generated by COVID-19 test kits (solely with respect to performance-based RSUs granted in the 2022 and 2023 plan years) and impairment charges (solely with respect to performance-based RSUs granted in the 2023 and 2024 plan years), and unforeseen events or circumstances affecting us.

Over the performance period, the number of RSUs that will ultimately vest and be issued and the related compensation expense is adjusted upward or downward based upon our estimation of achieving such performance targets. The ultimate number of shares delivered to recipients and the related compensation cost recognized as an expense is based on our actual performance against the pre-determined performance metrics (in each case as adjusted).

Stock options are awards that allow the recipient to purchase shares of our common stock after vesting at a fixed price set at the time of grant. Stock options were granted at an exercise price equal to our closing stock price on the

(in millions, except share and per share data)

date of grant. Stock options issued in 2021 and 2022 vest one-third per year based on the recipient's continued service, subject to the terms and conditions of the 2020 Stock Incentive Plan, are fully vested three years from the grant date and have a contractual term of ten years from the grant date, subject to earlier termination of term and term acceleration upon certain events. Compensation expense for stock options is recognized using a graded vesting method. We estimate grant date fair value of stock options using the Black-Scholes valuation model. During the year ended December 28, 2024, we did not grant any stock options.

Our consolidated statements of income reflect pre-tax share-based compensation expense of $39 million, $39 million and $54 million for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

Total unrecognized compensation cost related to unvested awards as of December 28, 2024 was $66 million, which is expected to be recognized over a weighted-average period of approximately 2.6 years.

The weighted-average grant date fair value of stock-based awards granted was $75.12, $76.43 and $85.51 per share during the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

We record deferred income tax assets for awards that will result in future income tax deductions based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which we will receive a deduction.

Our consolidated statements of cash flows present our stock-based compensation expense as a reconciling adjustment between net income and net cash provided by operating activities for all periods presented. There were no cash benefits associated with tax deductions in excess of recognized compensation for the years ended December 28, 2024, December 30, 2023 and December 31, 2022.

The following weighted-average assumptions were used in determining the most recent fair values of stock options using the Black-Scholes valuation model:

	2022
Expected dividend yield	0.00%
Expected stock price volatility	27.80%
Risk-free interest rate	3.62%
Expected life of options (in years)	6.00

We have not declared cash dividends on our stock in the past and we do not anticipate declaring cash dividends in the foreseeable future. The expected stock price volatility is based on implied volatilities from traded options on our stock, historical volatility of our stock and other factors. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant that most closely aligns to the expected life of options. The six-year expected life of the options was determined using the simplified method for estimating the expected term as permitted under Staff Accounting Bulletin Topic 14.

(in millions, except share and per share data)

The following table summarizes the stock option activity for the year ended December 28, 2024:

	Stock Options			
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at beginning of year	1,078,459	$ 71.46		
Granted	-	-		
Exercised	(100,077)	62.71		
Forfeited	(14,891)	85.18		
Outstanding at end of year	963,491	$ 72.16	6.6	$ 4
Options exercisable at end of year	837,341	$ 70.11		

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Expected to vest	126,150	$ 85.77	7.2	$ -

The following tables summarize the activity of our unvested RSUs for the year ended December 28, 2024:

	Time-Based Restricted Stock Units			Performance-Based Restricted Stock Units		
	Shares/Units	Weighted Average Grant Date Fair Value Per Share	Intrinsic Value Per Share	Shares/Units	Weighted Average Grant Date Fair Value Per Share	Intrinsic Value Per Share
Outstanding at beginning of period	1,655,393	$ 70.34		208,742	$ 78.02	
Granted	465,861	75.84		253,896	76.88	
Vested	(332,084)	63.09		(8,262)	66.53	
Forfeited	(103,620)	76.95		(65,265)	79.60	
Outstanding at end of period	1,685,550	$ 72.92	$ 70.42	389,111	$ 75.98	$ 70.42

The fair value of time and performance RSUs that vested was $21 million and $1 million, respectively, for the year ended December 28, 2024; $27 million and $38 million, respectively, for the year ended December 30, 2023; and $31 million and $23 million, respectively, for the year ended December 31, 2022.

(in millions, except share and per share data)

Note 19 – Employee Benefit Plans

Defined benefit plans

Certain of our employees in our international markets participate in various noncontributory defined benefit plans. These plans are managed to provide pension benefits to covered employees in accordance with local regulations and practices. Our net unfunded liability for these plans are recorded in accrued expenses: other; and other liabilities within our consolidated balance sheets. The following table presents the changes in projected benefit obligations, plan assets, and the funded status of our defined benefit pension plans:

	Years Ended	
	December 28, 2024	December 30, 2023
Obligation and funded status:		
Change in benefit obligation		
Projected benefit obligation, beginning of period	$ 125	$ 108
Service costs	4	3
Interest cost	3	3
Past service cost (credit)	(1)	1
Actuarial gain	6	6
Participant contributions	2	1
Settlements	(1)	(3)
Effect of foreign currency translation	(9)	6
Projected benefit obligation, end of period	$ 129	$ 125
Change in plan assets		
Fair value of plan assets at beginning of period	$ 86	$ 73
Actual return on plan assets	3	4
Employer contributions	3	2
Plan participant contributions	2	1
Expected return on plan assets	3	1
Benefit received	1	2
Settlements	(2)	(2)
Effect of foreign currency translation	(6)	5
Fair value of plan assets at end of period	$ 90	$ 86
Unfunded status at end of period	$ 39	$ 39

The majority of our defined benefit plans are unfunded, with the exception of one plan in one country where the amount of assets exceeds the projected benefit obligation by approximately $8 million and $7 million as of December 28, 2024 and December 30, 2023, respectively. At December 28, 2024 and December 30, 2023 the accumulated benefit obligations were $125 million and $121 million, respectively.

(in millions, except share and per share data)

The following table provides the amounts recognized in our consolidated balance sheets for our defined benefit pension plans:

	Years Ended	
	December 28, 2024	December 30, 2023
Non-current assets	$ 28	$ 27
Current liabilities	(1)	(1)
Non-current liabilities	(68)	(65)
Accumulated other comprehensive loss, pre-tax	10	8

The following table provides the components of net periodic pension cost for our defined benefit plans:

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Service cost	$ 4	$ 3	$ 3
Interest cost	3	3	1
Expected return on plan assets	(3)	(3)	(1)
Employee contributions	(1)	(1)	-
Amortization of prior service credit	-	-	1
Net periodic pension cost	$ 3	$ 2	$ 4

The following tables present the weighted-average actuarial assumptions used to determine our pension benefit obligation and our net periodic pension cost for the periods presented:

	Years Ended	
Pension Benefit Obligation	December 28, 2024	December 30, 2023
Weighted average discount rate	2.23 %	2.71 %

	Years Ended		
Net Periodic Pension Cost	December 28, 2024	December 30, 2023	December 31, 2022
Discount rate-pension benefit	1.70 %	1.50 %	1.25 %
Expected return on plan assets	1.13 %	0.51 %	0.81 %
Rate of compensation increase	1.98 %	1.64 %	1.68 %
Pension increase rate	0.63 %	0.80 %	0.61 %

(in millions, except share and per share data)

The following table presents the estimated pension benefit payments that are payable to the plan's participants as of December 28, 2024:

Year		
2025	$	7
2026		6
2027		7
2028		8
2029		6
2030 to 2034		41
Total	$	75

401(k) Plans

We offer qualified 401(k) plans to substantially all domestic full-time employees. As determined by our Board, matching contributions to these plans generally do not exceed 100% of the participants' contributions up to 7% of their base compensation, subject to applicable legal limits. Matching contributions are made in cash and are allocated consistent with the participants' investment elections on file, subject to a 20% allocation limit to the Henry Schein Stock Fund. Forfeitures attributable to participants whose employment terminates prior to becoming fully vested are reallocated as part of our ongoing matching contributions and to offset administrative expenses of the 401(k) plans.

Assets of the 401(k) and other defined contribution plans are held in self-directed accounts enabling participants to choose from various investment fund options. Matching contributions related to these plans charged to operations during the years ended December 28, 2024, December 30, 2023 and December 31, 2022 amounted to $48 million, $50 million and $45 million, respectively. Within our consolidated statements of income, $40 million, $42 million, and $37 million, is included in selling, general and administrative; and $8 million, $8 million, and $8 million is included in cost of goods sold for the years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Supplemental Executive Retirement Plan

We offer an unfunded, non-qualified SERP to eligible employees. This plan generally covers officers and certain highly compensated employees after they have reached the maximum IRS allowed pre-tax 401(k) contribution limit. Our contributions to this plan are equal to the 401(k) employee-elected contribution percentage applied to base compensation for the portion of the year in which such employees are not eligible to make pre-tax contributions to the 401(k) plan. The amounts charged to operations during the years ended December 28, 2024, December 30, 2023 and December 31, 2022 amounted to $2 million, $3 million and $(1) million, respectively. The charges are included in selling, general and administrative within our consolidated statements of income. Please see Note 13 – Derivatives and Hedging Activities for additional information.

Deferred Compensation Plan

We offer DCP to a select group of management or highly compensated employees of the Company and certain subsidiaries. This plan allows for the elective deferral of base salary, bonus and/or commission compensation by eligible employees. The amounts (credited)/charged to operations during the years ended December 28, 2024, December 30, 2023 and December 31, 2022 were approximately $12 million, $12 million and $(11) million, respectively. The charges are included in selling, general and administrative within our consolidated statements of income. Please see Note 13 – Derivatives and Hedging Activities for additional information.

(in millions, except share and per share data)

Note 20 – Redeemable Noncontrolling Interests

Some minority stockholders in certain of our subsidiaries have the right, at certain times, to require us to acquire their ownership interest in those entities at fair value. ASC Topic 480-10 is applicable for noncontrolling interests where we are or may be required to purchase all or a portion of the outstanding interest in a consolidated subsidiary from the noncontrolling interest holder under the terms of a put option contained in contractual agreements. The components of the change in the redeemable noncontrolling interests for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, are presented in the following table:

	December 28, 2024	December 30, 2023	December 31, 2022
Balance, beginning of period	$ 864	$ 576	$ 613
Decrease in redeemable noncontrolling interests due to acquisitions of noncontrolling interests in subsidiaries	(273)	(19)	(31)
Increase in redeemable noncontrolling interests due to business acquisitions	171	326	4
Net income (loss) attributable to redeemable noncontrolling interests	(1)	6	21
Distributions declared, net of capital contributions	(50)	(19)	(21)
Effect of foreign currency translation gain (loss) attributable to redeemable noncontrolling interests	(24)	5	(6)
Change in fair value of redeemable securities	119	(11)	(4)
Balance, end of period	$ 806	$ 864	$ 576

Note 21 – Comprehensive Income

Comprehensive income includes certain gains and losses that, under U.S. GAAP, are excluded from net income and are recorded directly to stockholders' equity.

The following table summarizes our Accumulated other comprehensive loss, net of applicable taxes as of:

	December 28, 2024	December 30, 2023	December 31, 2022
Attributable to redeemable noncontrolling interests:			
Foreign currency translation adjustment	$ (56)	$ (32)	$ (37)
Attributable to noncontrolling interests:			
Foreign currency translation adjustment	$ (1)	$ (1)	$ (1)
Attributable to Henry Schein, Inc.:			
Foreign currency translation adjustment	$ (371)	$ (188)	$ (236)
Unrealized gain (loss) from hedging activities	-	(13)	5
Pension adjustment loss	(8)	(5)	(2)
Accumulated other comprehensive loss	$ (379)	$ (206)	$ (233)
Total Accumulated other comprehensive loss	$ (436)	$ (239)	$ (271)

(in millions, except share and per share data)

The following table summarizes the components of comprehensive income, net of applicable taxes as follows:

	December 28, 2024	December 30, 2023	December 31, 2022
Net income	$ 398	$ 436	$ 566
Foreign currency translation gain (loss)	(207)	53	(88)
Tax effect	-	-	-
Foreign currency translation gain (loss)	(207)	53	(88)
Unrealized gain (loss) from hedging activities	18	(25)	10
Tax effect	(5)	7	(3)
Unrealized gain (loss) from hedging activities	13	(18)	7
Pension adjustment gain (loss)	(5)	(3)	16
Tax effect	2	-	(4)
Pension adjustment gain (loss)	(3)	(3)	12
Comprehensive income	$ 201	$ 468	$ 497

Our financial statements are denominated in U.S. Dollars. Fluctuations in the value of foreign currencies as compared to the U.S. Dollar may have a significant impact on our comprehensive income. The foreign currency translation gain (loss) during the years ended December 28, 2024, December 30, 2023 and December 31, 2022 was primarily due to changes in foreign currency exchange rates of the Brazilian Real, Euro, British Pound, Canadian Dollar, Australian Dollar, Swiss Franc, and New Zealand Dollar.

The hedging gain (loss) during the years ended December 28, 2024, December 30, 2023, and December 31, 2022 was attributable to a net investment hedge. See Note 11 – Derivatives and Hedging Activities for further information.

The following table summarizes our total comprehensive income, net of applicable taxes as follows:

	December 28, 2024	December 30, 2023	December 31, 2022
Comprehensive income attributable to Henry Schein, Inc.	$ 217	$ 443	$ 476
Comprehensive income attributable to noncontrolling interests	9	14	6
Comprehensive income (loss) attributable to Redeemable noncontrolling interests	(25)	11	15
Comprehensive income	$ 201	$ 468	$ 497

(in millions, except share and per share data)

Note 22 – Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to Henry Schein, Inc. by the weighted-average number of common shares outstanding for the period. Our diluted earnings per share is computed similarly to basic earnings per share, except that it reflects the effect of common shares issuable for unvested RSUs and upon exercise of stock options using the treasury stock method in periods in which they have a dilutive effect.

A reconciliation of shares used in calculating earnings per basic and diluted share follows:

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Basic	126,788,997	130,618,990	136,064,221
Effect of dilutive securities:			
Stock options and restricted stock units	990,231	1,129,181	1,691,449
Diluted	127,779,228	131,748,171	137,755,670

The number of antidilutive securities that were excluded from the calculation of diluted weighted average common shares outstanding are as follows:

	Years Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Stock options	406,676	424,695	342,716
Restricted stock units	9,287	15,040	19,466
Total anti-dilutive securities excluded from earnings per share computation	415,963	439,735	362,182

Note 23 – Supplemental Cash Flow Information

Cash paid for interest and income taxes was:

	Years ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Interest	$ 132	$ 84	$ 47
Income taxes	144	218	265

For the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we had $18 million, $(25) million and $10 million of non-cash net unrealized gains (losses) related to hedging activities, respectively. See Note 13 – Derivatives and Hedging Activities for additional information related to our total return swap and our interest rate swap agreements.

For the year ended December 30, 2023, there was approximately $143 million of debt assumed as part of the acquisitions of Biotech Dental and S.I.N.

HENRY SCHEIN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share and per share data)

Note 24 – Related Party Transactions

In connection with the formation of Henry Schein One, LLC, our joint venture with Internet Brands, which was formed on July 1, 2018, we entered into a ten-year royalty agreement with Internet Brands whereby we will pay Internet Brands approximately $31 million annually for the use of their intellectual property. During the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we recorded $31 million, $31 million and $31 million, respectively, within selling, general and administrative in our consolidated statements of income, in connection with costs related to this royalty agreement. As of December 28, 2024 and December 30, 2023, Henry Schein One, LLC had a net payable balance to Internet Brands of $1 million and $1 million, respectively, comprised of amounts related to results of operations and the royalty agreement. The components of this payable are recorded within accrued expenses: other within our consolidated balance sheets.

We have interests in entities that we account for under the equity accounting method. In our normal course of business, during the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we recorded net sales of $52 million, $47 million, and $46 million respectively, to such entities. During the years ended December 28, 2024, December 30, 2023 and December 31, 2022, we purchased $11 million, $10 million and $9 million respectively, from such entities. At December 28, 2024 and December 30, 2023, we had an aggregate $31 million and $32 million, respectively, due from our equity affiliates, and $6 million and $5 million, respectively, due to our equity affiliates.

Certain of our facilities related to our acquisitions are leased from employees and minority shareholders. Please see Note 8 – Leases for further information.

Note 25 – Subsequent Event

On January 29, 2025, Henry Schein, Inc. announced a strategic investment by funds affiliated with KKR, a leading global investment firm. In addition to KKR's current holdings, KKR will make an additional $250 million investment in the Company's common stock. As a result, KKR will own approximately 12% of the Company's stock. KKR will also have the ability to purchase additional shares via open market purchases up to a total equity stake of 14.9% of the outstanding common shares of the Company. In addition, under the agreement between Henry Schein and KKR, two independent directors will join our Board of Directors. Upon consummation of this strategic investment, we will issue new shares of common stock to funds affiliated with KKR for an investment of $250 million, at approximately $76.10 per share. As part of the agreement, KKR has also agreed to customary voting and other provisions. Consummation of these transactions is subject to customary closing conditions, including the expiration or termination of any waiting period under the Hart-Scott-Rodino Act and certain foreign regulatory approvals.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective as of December 28, 2024, to ensure that all material information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to them as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and the rules of the Nasdaq stock exchange.

Changes in Internal Control over Financial Reporting

The combination of continued acquisition integrations and systems implementation activity undertaken during the quarter and carried over from prior quarters, when considered in the aggregate, represents a material change in our internal control over financial reporting. As previously reported, the full integration of TriMed Inc. ("TriMed") will extend beyond year-end and, therefore, we excluded TriMed, which represents less than 0.5% of our total net sales, from our annual assessment of internal control over financial reporting as of December 28, 2024, as permitted by related SEC staff interpretive guidance for newly acquired businesses.

During the quarter ended December 28, 2024, post-acquisition integration related activities continued for our dental and medical businesses acquired during prior quarters. These acquisitions, the majority of which utilize separate information and financial accounting systems, have been included in our consolidated financial statements since their respective dates of acquisition.

Also, during the quarter ended December 28, 2024, we completed the systems implementation activities for implementing a new e-commerce system for our dental and medical businesses in the UK. Finally, we continued systems implementation activities for our dental business in France and Ireland.

All acquisitions, continued acquisition integrations and systems implementation activities involve necessary and appropriate change-management controls that are considered in our quarterly assessment of the design and operating effectiveness of our internal control over financial reporting.

The deficiencies in internal control over financial reporting identified as of December 30, 2023 at the application control level related to logical and user access management and segregation of duties have continued to be the subject of ongoing remediation, including implementation of specific action plans and the testing/validation of control operating effectiveness, which were substantially completed as of our year-end on December 28, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system is designed to provide reasonable assurance to our management and Board regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013), updated and reissued by the Committee of Sponsoring Organizations, or the COSO Framework. Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 28, 2024.

The effectiveness of our internal control over financial reporting as of December 28, 2024, has been independently audited by BDO USA, P.C., an independent registered public accounting firm and their attestation is included herein.

Limitations of the Effectiveness of Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Henry Schein, Inc.
Melville, NY

Opinion on Internal Control over Financial Reporting

We have audited Henry Schein, Inc.'s (the "Company's") internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 28, 2024 and December 30, 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2024, and the related notes and our report dated February 25, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying "Item 9A, Management's Report on Internal Control over Financial Reporting", management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of TriMed Inc., which was acquired on April 1, 2024, and which is included in the consolidated balance sheets of the Company as of December 28, 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. TriMed Inc. constituted less than 0.5% of total net sales for the year ended December 28, 2024. Management did not assess the effectiveness of internal control over financial reporting of TriMed Inc. because of the timing of the acquisition which was completed on April 1, 2024. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of TriMed Inc.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.
New York, NY
February 25, 2025

ITEM 9B. Other Information

Not applicable.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


ITEM 10. Directors, Executive Officers and Corporate Governance

Information required by this item regarding our directors and executive officers and our corporate governance is hereby incorporated by reference to the Section entitled "Election of Directors," with respect to directors, and the first paragraph of the Section entitled "Corporate Governance - Board of Directors Meetings and Committees - Audit Committee," with respect to corporate governance, in each case in our definitive 2025 Proxy Statement to be filed pursuant to Regulation 14A and to the Section entitled "Information about our Executive Officers" in Part I of this report, with respect to executive officers.

There have been no changes to the procedures by which stockholders may recommend nominees to our Board since our last disclosure of such procedures, which appeared in our definitive 2024 Proxy Statement filed pursuant to Regulation 14A on April 10, 2024.

Information required by this item concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is hereby incorporated by reference to the Section entitled "Delinquent Section 16(a) Reports" in our definitive 2025 Proxy Statement to be filed pursuant to Regulation 14A, to the extent responsive disclosure is required.

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller. We make available free of charge through our Internet website, www.henryschein.com, under the "About Henry Schein--Corporate Governance Highlights" caption, our Code of Ethics. We intend to disclose on our Web site any amendment to, or waiver of, a provision of the Code of Ethics.

The Company has adopted an insider trading policy, and accompanying procedures, applicable to all of our TSMs and members of our Board of Directors, which we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. Our insider trading policy, which is attached as Exhibit 19.1 to this Annual Report on Form 10-K, prohibits our TSMs from trading in securities of the Company while in possession of material, non-public information, and, among other things, requires that designated individuals holding certain positions only transact in Company securities during an open window period (with appropriate preclearance for members of our Executive Management Committee and Board of Directors), subject to limited exceptions. The Company also requires periodic training for certain senior officers and others likely to learn material, non-public information in the course of their job duties. The Company also has a practice that requires that any transactions by the Company in its securities are pre-cleared by appropriate members of its General Counsel's office.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the Sections entitled "Compensation Discussion and Analysis," "Compensation Committee Report" (which information shall be deemed furnished in this Annual Report on Form 10-K), "Executive and Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive 2025 Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We maintain several stock incentive plans for the benefit of certain officers, directors and employees. All active plans have been approved by our stockholders. Descriptions of these plans appear in the notes to our consolidated financial statements. The following table summarizes information relating to these plans as of December 28, 2024:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights	Weighted- Average Exercise Price of Outstanding Options	Number of Common Shares Available for Future Issuances
Plans Approved by Stockholders	-	$ -	10,335,199
Plans Not Approved by Stockholders	-	-	-
Total	-	$ -	10,335,199

The other information required by this item is hereby incorporated by reference to the Section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive 2025 Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is hereby incorporated by reference to the Section entitled "Certain Relationships and Related Transactions" and "Corporate Governance – Board of Directors Meetings and Committees – Independent Directors" in our definitive 2025 Proxy Statement to be filed pursuant to Regulation 14A.

ITEM 14. Principal Accounting Fees and Services

The information required by this item is hereby incorporated by reference to the Section entitled "Independent Registered Public Accounting Firm Fees and Pre-Approval Policies and Procedures" in our definitive 2025 Proxy Statement to be filed pursuant to Regulation 14A.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules
(a)   List of Documents Filed as a Part of This Report:

1. Financial Statements:
    Our Consolidated Financial Statements filed as a part of this report are listed on the index on Page 72.

2. Index to Exhibits:
    See exhibits listed under Item 15(b) below.

(b) Exhibits

3.1   Second Amended and Restated Certificate of Incorporation of Henry Schein, Inc. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 1, 2018.)

3.2   Fourth Amended and Restated By-Laws of Henry Schein, Inc., effective March 23, 2023. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 24, 2023.)

4.1   Third Amended and Restated Multicurrency Master Note Purchase Agreement, dated as of October 20, 2021, by and among us, Metropolitan Life Insurance Company, MetLife Investment Management, LLC and each MetLife affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on October 21, 2021.)

4.2   Third Amended and Restated Master Note Facility, dated as of October 20, 2021, by and among us, NYL Investors LLC and each New York Life affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on October 21, 2021.)

4.3   Third Amended and Restated Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, PGIM, Inc. and each Prudential affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on October 21, 2021.)

4.4   Multicurrency Private Shelf Agreement, dated as of October 20, 2021, by and among us, AIG Asset Management (U.S.), LLC and each AIG affiliate which becomes party thereto. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 21, 2021.)

4.5   Description of Securities. (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 10-K for the fiscal year ended December 25, 2021 filed on February 15, 2022.)

10.1   Henry Schein, Inc. 2020 Stock Incentive Plan, as amended and restated effective as of May 21, 2020. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 26, 2020.)**

10.2   Form of 2021 Stock Option Agreement pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 8, 2021.)**

10.3   Form of 2021 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)**

10.4   Form of 2022 Restricted Stock Unit Agreement for performance-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)**

10.5	Form of 2024 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2024 filed on May 7, 2024.)**
10.6	Form of 2024 Restricted Stock Unit Agreement for performance-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2020 Stock Incentive Plan (as amended and restated effective as of May 21, 2020). (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2024 filed on May 7, 2024.)**
10.7	Henry Schein, Inc. 2024 Stock Incentive Plan, as amended and restated effective as of May 21, 2024 (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 24, 2024.)**
10.8	Henry Schein, Inc. 2015 Non-Employee Director Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2015 filed on July 29, 2015.)**
10.9	Form of 2018 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2015 Non-Employee Director Stock Incentive Plan (as amended and restated effective as of June 22, 2015). (Incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 filed on May 8, 2018.)**
10.10	Henry Schein, Inc. 2023 Non-Employee Director Stock Incentive Plan, as amended and restated effective as of May 23, 2023. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 25, 2023).**
10.11	Form of 2024 Restricted Stock Unit Agreement for time-based restricted stock unit awards pursuant to the Henry Schein, Inc. 2023 Non-Employee Director Stock Incentive Plan (as amended and restated effective as of May 23, 2023). (Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2024 filed on May 7, 2024.)**
10.12	Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2013 filed on November 5, 2013.)**
10.13	Amendment Number One to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.18 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2019 filed on February 20, 2020.)**
10.14	Amendment Number Two to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2020 filed on May 5, 2020.)**
10.15	Amendment Number Three to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2020 filed on November 2, 2020.)**

10.16	Amendment Number Four to the Henry Schein, Inc. Supplemental Executive Retirement Plan, amended and restated effective as of January 1, 2014. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 18, 2023.)**
10.17	Henry Schein, Inc. 2004 Employee Stock Purchase Plan, effective as of May 25, 2004. (Incorporated by reference to Exhibit D to our definitive 2004 Proxy Statement on Schedule 14A, filed on April 27, 2004.)**
10.18	Henry Schein, Inc. Non-Employee Director Deferred Compensation Plan, amended and restated effective as of January 1, 2005. (Incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed on February 24, 2009.)**
10.19	Henry Schein, Inc. Deferred Compensation Plan, as amended and restated effective as of November 14, 2023. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 16, 2023.)**
10.20	Henry Schein, Inc. Incentive Plan and Plan Summary, effective as of January 1, 2024. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2024 filed on May 7, 2024.)**
10.21	Amended and Restated Employment Agreement dated as of November 28, 2022, by and between Henry Schein, Inc. and Stanley M. Bergman. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 29, 2022.)**
10.22	Form of Amended and Restated Change in Control Agreement dated December 12, 2008 between us and certain executive officers who are a party thereto (James Breslawski, Michael S. Ettinger, and Mark Mlotek, respectively). (Incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 filed on February 24, 2009.)**
10.23	Form of Amendment to Amended and Restated Change in Control Agreement effective January 1, 2012 between us and certain executive officers who are a party thereto (James Breslawski, Michael S. Ettinger, and Mark Mlotek, respectively). (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 20, 2012.)**
10.24	Henry Schein, Inc. Executive Change in Control Plan, effective as of May 2, 2022 between us and certain executive officers who are a party thereto (Ronald N. South). (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2022 filed on May 3, 2022.)**
10.25	Form of Indemnification Agreement between us and certain directors and executive officers who are a party thereto (Mohamed Ali, Deborah Derby, Carole T. Faig, Joseph L. Herring, Robert J. Hombach, Kurt P. Kuehn, Philip A. Laskawy, Anne H. Margulies, Carol Raphael, Scott P. Serota, Bradley T. Sheares, Ph.D., Reed V. Tuckson, M.D., FACP, Stanley M. Bergman, James P. Breslawski, Michael S. Ettinger, Mark E. Mlotek and Ronald N. South, respectively). (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2015 filed on November 4, 2015.)**

10.26	Second Amended and Restated Revolving Credit Agreement, dated as of July 11, 2023, among us, the several lenders parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, U.S. Bank National Association, as syndication agent, and TD Bank, N.A., Bank of America, N.A., UniCredit Bank, A.G., the Bank of New York Mellon, ING Bank, N.V. and HSBC Bank USA, N.A., as co-documentation agents. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 13, 2023.)
10.27	Term Loan Credit Agreement, dated as of July 11, 2023, among us, the several lenders parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, U.S. Bank National Association, as syndication agent, and TD Bank, N.A., Bank of America, N.A. and UniCredit Bank, A.G., as co-documentation agents. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 13, 2023.)
10.28	Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 19, 2013.)
10.29	Amendment No. 1 dated as of September 22, 2014 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 26, 2014.)
10.30	Amendment No. 2 dated as of April 17, 2015 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2016 filed on August 4, 2016.)
10.31	Amendment No. 3 dated as of June 1, 2016 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2016 filed on August 4, 2016.)
10.32	Amendment No. 4 dated as of July 6, 2017 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 filed on November 6, 2017.)
10.33	Amendment No. 5 dated as of May 13, 2019 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as performance guarantor, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent and the various purchaser groups party thereto. (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2019 filed on August 6, 2019.)

10.34	Limited Waiver dated as of May 22, 2020 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto, as amended. (Incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2020 filed on August 4, 2020.)
10.35	Amendment No. 6 dated as of June 22, 2020 to the Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 25, 2020.)
10.36	Amendment No. 7 dated as of October 20, 2021 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 21, 2021.)
10.37	Amendment No. 8 dated as of December 15, 2022 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 10.45 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 21, 2023.)
10.38	Omnibus Amendment No. 1, dated July 22, 2013, to Receivables Purchase Agreement dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent, and the various purchaser groups from time to time party thereto and Receivables Sales Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2013 filed on August 6, 2013.)
10.39	Omnibus Amendment No. 2, dated April 21, 2014, to Receivables Purchase Agreement dated as of April 17, 2013, as amended, by and among us, as servicer, HSFR, Inc., as seller, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent, and the various purchaser groups from time to time party thereto and Receivables Sales Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014 filed on May 6, 2014.)
10.40	Receivables Sale Agreement, dated as of April 17, 2013, by and among us, certain of our wholly-owned subsidiaries and HSFR, Inc., as buyer. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 19, 2013.)
10.41	Strategic Partnership Agreement, dated January 29, 2025, by and between us and KKR Hawaii Aggregator L.P. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 29, 2025.)
10.42	Form of Registration Rights Agreement by and between us and KKR Hawaii Aggregator L.P. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on January 29, 2025.)
19.1	Henry Schein, Inc. Insider Trading Policy (amended and restated as of January 1, 2025)+
21.1	List of our Subsidiaries.+

23.1	Consent of BDO USA, P.C.+
31.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+
31.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+
32.1	Certification of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
97.1	Henry Schein, Inc. Dodd-Frank Clawback Policy, effective as of December 1, 2023. (Incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K for the fiscal year ended December 30, 2023 filed on February 28, 2024.)**
99.1	Amendment No. 9 dated as of December 20, 2023 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 99.8 to our Annual Report on Form 10-K for the fiscal year ended December 30, 2023 filed on February 28, 2024.)
99.2	Amendment No. 10 dated as of February 23, 2024 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 99.9 to our Annual Report on Form 10-K for the fiscal year ended December 30, 2023 filed on February 28, 2024.)
99.3	Amendment No. 11 dated as of May 17, 2024 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto. (Incorporated by reference to Exhibit 99.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2024 filed on August 6, 2024.)
99.4	Amendment No. 12 dated as of December 6, 2024 to Receivables Purchase Agreement, dated as of April 17, 2013, by and among us, as servicer, HSFR, Inc., as seller, lender, as agent and the various purchaser groups from time to time party thereto.+
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.+
101.SCH	Inline XBRL Taxonomy Extension Schema Document+
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document+
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document+
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document+
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document+
104	The cover page of Henry Schein, Inc.'s Annual Report on Form 10-K for the year ended December 28, 2024, formatted in Inline XBRL (included within Exhibit 101 attachments).+

_____
+ Filed or furnished herewith.
** Indicates management contract or compensatory plan or agreement.

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Henry Schein, Inc.


By: /s/ STANLEY M. BERGMAN
Stanley M. Bergman
Chairman and Chief Executive Officer
February 25, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ STANLEY M. BERGMAN Stanley M. Bergman	Chairman, Chief Executive Officer and Director (principal executive officer)	February 25, 2025
/s/ RONALD N. SOUTH Ronald N. South	Senior Vice President, Chief Financial Officer (principal financial and accounting officer)	February 25, 2025
/s/ MARK E. MLOTEK Mark E. Mlotek	Executive Vice President, Chief Strategic Officer, and Director	February 25, 2025
/s/ MOHAMAD ALI Mohamad Ali	Director	February 25, 2025
/s/ DEBORAH DERBY Deborah Derby	Director	February 25, 2025
/s/ CAROLE T. FAIG Carole T. Faig	Director	February 25, 2025
/s/ JOSEPH L. HERRING Joseph L. Herring	Director	February 25, 2025
/s/ ROBERT J. HOMBACH Robert J. Hombach	Director	February 25, 2025
/s/ KURT P. KUEHN Kurt P. Kuehn	Director	February 25, 2025
/s/ PHILIP A. LASKAWY Philip A. Laskawy	Director	February 25, 2025
/s/ ANNE H. MARGULIES Anne H. Margulies	Director	February 25, 2025
/s/ CAROL RAPHAEL Carol Raphael	Director	February 25, 2025
/s/ SCOTT SEROTA Scott Serota	Director	February 25, 2025
/s/ BRADLEY T. SHEARES, PH.D. Bradley T. Sheares, Ph.D.	Director	February 25, 2025
/s/ REED V. TUCKSON, M.D., FACP Reed V. Tuckson, M.D., FACP	Director	February 25, 2025

FOLLOW HENRY SCHEIN ON

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Henry Schein, Inc.

135 Duryea Road

Melville, New York 11747

U.S.A.

(631) 843-5500

www.henryschein.com

 


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